As filed with the Securities and Exchange Commission on August 8, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SECURE COMPUTING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	7371	52-1637226
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4810 Harwood Road

San Jose, California 95124

(408) 979-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JOHN E. MCNULTY

CHIEF EXECUTIVE OFFICER

Secure Computing Corporation

4810 Harwood Road

San Jose, California 95124

(408) 979-6100

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

KYLE V. GUSE, ESQ.	HOWARD PHILIP WELT	STEPHEN M. GRAHAM, ESQ.
HELLER EHRMAN WHITE & MCAULIFFE LLP	PRESIDENT AND CHIEF EXECUTIVE OFFICER	ORRICK, HERRINGTON & SUTCLIFFE LLP
275 Middlefield Road	N2H2, Inc.	719 Second Avenue, Suite 900
Menlo Park, California 94025	900 Fourth Avenue, Suite 3600	Seattle, Washington 98104
(650) 324-7000	Seattle, Washington 98164	(206) 839-4300
(206) 336-1501

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered		Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee (3)

Common Stock, par value $0.01 per share	2,283,572	(1)	N/A	$1,541,411	(2)	$125

(1)	Based on the maximum number of shares of common stock, par value $0.01 per share, of the Registrant (“Secure Computing common stock”) that may be issued in connection with the merger described in the enclosed proxy statement/prospectus, calculated as the product of (a) 27,153,061 (the sum of (i) 22,131,253 shares of common stock, par value $0.01 per share, of N2H2, Inc. (“N2H2 common stock”) outstanding on July 24, 2003, plus (ii) 5,021,808 shares of N2H2 common stock reserved for issuance upon the exercise of stock options outstanding on July 24, 2003), multiplied by (b) 0.0841, the exchange ratio in the merger.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) and Rule 457(c) under the Securities Act, based on the product of (a) 2,283,572, multiplied by (b) $0.675, the average of the high and low sales prices for shares of N2H2 common stock as reported on the Over-the-Counter Bulletin Board on August 6, 2003.
(3)	Calculated by multiplying 0.00008090 by the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

900 Fourth Avenue, Suite 3600

Seattle, Washington 98164

Dear Shareholders:

As you may be aware, the board of directors of N2H2 has approved a merger agreement that would result in the acquisition of N2H2 by Secure Computing Corporation. In the merger, each outstanding share of N2H2 common stock (other than shares held by N2H2 shareholders who validly perfect dissenters’ rights under Washington law) will be converted into 0.0841 of a share of Secure Computing common stock.

Both Secure Computing and N2H2 believe that the merger will enhance shareholder value by providing N2H2 shareholders, through a transaction that is expected to be tax-free to N2H2 shareholders, with a premium for their N2H2 shares, as well as the opportunity to participate in the potential growth and future value of Secure Computing.

Before we can proceed with the merger, the holders of at least two-thirds of the voting power of outstanding N2H2 shares must vote in favor of approval of the merger agreement and the transactions contemplated by the merger agreement at the special meeting of N2H2 shareholders. As of the record date, the executive officers and directors of N2H2 beneficially owned a total of          shares of N2H2 common stock, representing a 32% voting interest in N2H2. Each of them has agreed to vote all of his or her N2H2 shares in favor of the proposal to approve the merger agreement.

Your board of directors recommends that you vote FOR approval of the merger agreement and the transactions contemplated thereby.

Whether or not you attend the special meeting, it is important that your shares be properly represented and voted at the meeting. Therefore, I urge you to complete, sign, date and promptly return the enclosed proxy card in the enclosed postage-paid envelope. Sending in your proxy card will not prevent you from voting your shares at the meeting in person if you so desire, as your proxy is revocable at your option.

Please see “ Risk Factors” beginning on page 12 for a discussion of important matters that you should consider in connection with the merger.

Secure Computing common stock is listed on the Nasdaq National Market under the symbol “SCUR” and N2H2 common stock is listed on the Over-the-Counter Bulletin Board under the symbol “NTWO.OB.” Based on the closing price of Secure Computing common stock on                  , 2003, 0.0841 of a share of Secure Computing common stock had a value of $            . You should be aware that, because the number of shares of Secure Computing common stock per N2H2 share that you will receive in the merger is fixed, the value of the consideration you will receive in the merger will fluctuate as the market price of Secure Computing common stock changes.

Sincerely,

Howard Philip Welt

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Secure Computing common stock to be issued in the merger or determined if the information contained in this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is                  , 2003 and it is first being mailed to N2H2 shareholders on or about                  , 2003.

This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

900 Fourth Avenue, Suite 3600

Seattle, Washington 98164

Notice of Special Meeting of Shareholders

to be held                     , 2003

TO THE SHAREHOLDERS OF N2H2, INC.:

A special meeting of shareholders of N2H2, Inc. will be held on             , 2003 at     :00 a.m., local time, at the Union Bank of California Building, 900 Fourth Avenue, Fifth Floor, Seattle, Washington, for the following purposes:

1.	To approve the agreement and plan of merger dated as of July 28, 2003, among N2H2, Secure Computing Corporation and Nitro Acquisition Corp., a wholly owned subsidiary of Secure Computing, pursuant to which Nitro Acquisition Corp. will be merged with and into N2H2, N2H2 shareholders will receive 0.0841 of a share of Secure Computing common stock for each share of N2H2 common stock that they hold, and N2H2 will become a wholly owned subsidiary of Secure Computing; and

2.	To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

The N2H2 board of directors has fixed the close of business on             , 2003 as the record date for determining the shareholders entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. Only shareholders of record on the record date are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, N2H2 had                      shares of common stock outstanding and entitled to vote.

The N2H2 board of directors unanimously recommends that N2H2 shareholders vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement.

Your vote is important. The affirmative vote of the holders of at least two-thirds of the outstanding shares of N2H2 common stock is required to approve the merger agreement and the transactions contemplated by the merger agreement. Even if you plan to attend the special meeting in person, we request that you complete, sign, date and return the enclosed proxy card and thus ensure that your shares will be represented at the special meeting if you are unable to attend.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be counted “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement. If you fail to return your proxy card, the effect will be a vote against the merger agreement and the transactions contemplated by the merger agreement. You may revoke your proxy at any time before it is voted by signing and returning a proxy for the same shares bearing a later date, by sending a written revocation to N2H2’s Secretary or by attending the special meeting and voting in person. If you do attend the special meeting and wish to vote in person, you may withdraw your proxy by delivering a written notice dated later than the date on your proxy card to N2H2’s Secretary and then vote in person.

By Order of the Board of Directors

Howard Philip Welt

President and Chief Executive Officer

Seattle, Washington

                    , 2003

ADDITIONAL INFORMATION

This document, which is sometimes referred to as the proxy statement/prospectus, constitutes (1) a proxy statement of N2H2 to N2H2 shareholders and (2) a prospectus of Secure Computing to N2H2 shareholders for the shares of Secure Computing common stock that Secure Computing will issue to N2H2 shareholders in the merger. As permitted under the rules of the U.S. Securities and Exchange Commission, or the SEC, this proxy statement/prospectus incorporates important business and financial information about Secure Computing, N2H2 and their affiliates that is contained in documents filed with the SEC and that is not included in or delivered with this proxy statement/prospectus. You may obtain copies of these documents, without charge, from the Web site maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” beginning on page 82. You may also obtain copies of these documents, without charge, from Secure Computing and from N2H2 by writing or calling:

Secure Computing Corporation	N2H2, Inc.
4810 Harwood Road	900 Fourth Avenue, Suite 3600
San Jose, California 95124	Seattle, Washington 98164
(408) 979-6100	(206) 336-1501
Attention: Corporate Secretary	Attention: Investor Relations

You may also obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from                     , the proxy solicitor for the merger, at the following address and telephone number:

[address]

[city, state zip]

(        )          -          (collect)

(        )         -          (toll-free)

In order to obtain delivery of these documents prior to completion of the merger, you should request such documents no later than                  , 2003.

In “Questions and Answers About the Merger” and “Summary,” we highlight selected information from this proxy statement/prospectus, but we have not included all of the information that may be important to you. To better understand the merger agreement and the merger, and for a complete description of their legal terms, you should carefully read this entire proxy statement/prospectus, including the appendices, as well as the documents that we have incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 82.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	Secure Computing is proposing to acquire all of the outstanding shares of N2H2 common stock. The acquisition will be effected by the merger of a wholly owned subsidiary of Secure Computing with and into N2H2, with N2H2 surviving as a wholly owned subsidiary of Secure Computing.

Q:	Why is Secure Computing acquiring the N2H2 shares?

A:	Secure Computing believes that the combined company will benefit from, among other things, the alignment of management interests and the ability of the combined company to offer improved and integrated products and services, in each case creating greater value for both Secure Computing’s stockholders and N2H2’s shareholders. To review Secure Computing’s reasons for the merger and N2H2’s reasons for the merger, see the discussion beginning on page 36.

Q:	What will I receive in exchange for my N2H2 shares?

A:	You will receive 0.0841 of a share of Secure Computing common stock in exchange for each share of N2H2 common stock owned at the time the merger is completed (unless you validly perfect dissenters’ rights under Washington law). Secure Computing will not issue fractional shares of Secure Computing common stock. Any N2H2 shareholder entitled to receive a fractional share of Secure Computing common stock will receive a cash payment instead of a fractional share.

Q:	What vote of N2H2 shareholders is needed to approve the merger?

A:	Under Washington law and N2H2’s articles of incorporation, at the N2H2 special meeting, the approval of the holders of N2H2 shares representing at least two-thirds of the voting power of the outstanding shares of N2H2 common stock, voting as a single class, is required in order to approve the merger. In connection with the execution of the merger agreement, shareholders of N2H2 who in the aggregate represent approximately 32% of N2H2’s outstanding voting stock, have entered into voting agreements under which those shareholders have agreed to vote in favor of the proposal to approve the merger agreement.

Q:	How does N2H2’s board of directors recommend that I vote?

A:	The N2H2 board of directors unanimously recommends that N2H2 shareholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby. For a more complete description of the recommendation of the N2H2 board of directors, see “Recommendation of the N2H2 Board of Directors” on page 36 and “Information and Factors Considered by the N2H2 Board of Directors” beginning on page 36.

Q:	Is a vote of Secure Computing stockholders needed to approve the merger or the issuance of Secure Computing shares in the merger?

A:	No. Because a wholly owned subsidiary of Secure Computing, rather than Secure Computing itself, is a party to the merger, no vote of Secure Computing stockholders is required under Delaware law. In addition, under the Nasdaq rules, because Secure Computing will not issue shares representing 20% or more of its current outstanding common stock under the terms of the merger, no vote of Secure Computing stockholders is required.

Q:	Will I have dissenters’ rights in connection with the merger?

A:	Under Washington law, holders of shares of N2H2 common stock will be entitled to dissenters’ rights in connection with the merger. For a detailed discussion of the dissenters’ rights of holders of shares of N2H2 common stock, see “Dissenters’ Rights” beginning on page 48.

Q:	Will N2H2 shareholders be taxed on the Secure Computing common stock that they receive in exchange for their N2H2 shares?

A:	The exchange of shares by N2H2 shareholders is intended to be tax-free to N2H2 shareholders for U.S. federal income tax purposes, except for taxes on cash received instead of fractional shares of Secure Computing common stock and cash received by holders of shares of N2H2 common stock properly exercising dissenters’ rights in connection with the merger. We recommend that N2H2 shareholders carefully read the complete explanation of the material U.S. federal income tax consequences of the merger beginning on page 44, and that N2H2 shareholders consult their tax advisors for a full understanding of the tax consequences to them.

Q:	What do I need to do now?

A:	After reviewing this proxy statement/prospectus, indicate on your proxy card how you want to vote on the merger, and sign, date and mail your proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting. The special meeting will take place on , 2003.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

The failure to cast your vote will have the same effect of voting against the merger.

If you sign, date and send in your proxy card, but do not indicate how you want to vote, your proxy will be voted in favor of approval of the merger agreement.

Q:	If my N2H2 shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should fill out the voting instruction card sent to you by your broker with this proxy statement/prospectus and return the card to your broker.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

Q:	May I change my vote even after submitting a proxy card?

A:	Yes. If you are a holder of record, there are three ways you can change your proxy instructions after you have submitted your proxy card. First, you may send a written notice to the person to whom you submitted your proxy revoking your proxy. Second, you may complete and submit a new proxy card. The last proxy actually received by N2H2 before the special meeting of N2H2 shareholders will be counted, and any earlier proxies will be revoked. Third, you may attend the N2H2 special meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If your shares are held in the name of a broker or nominee and you have instructed your broker or nominee to vote your shares, you must follow the directions you receive from your broker or nominee in order to change or revoke your vote.

Q:	Should I send in my N2H2 stock certificates now?

A:	No. After the merger is completed, N2H2 shareholders will receive written instructions and a letter of transmittal for exchanging their shares of N2H2 common stock for shares of Secure Computing common stock and cash instead of fractional shares of Secure Computing common stock. Please do not send your N2H2 stock certificates until you receive the instructions and letter(s) of transmittal.

Q:	When do you expect to complete the merger?

A:	We currently expect to complete the merger promptly after the N2H2 special meeting, provided that the requisite approval of N2H2 shareholders is obtained and all other conditions to closing have been satisfied or waived.

Q:	Where can I find more information?

A:	You may obtain more information from various sources, as set forth under “Where You Can Find More Information” beginning on page 82. If you have any questions about the merger, or would like copies of any of the documents we refer to in this proxy statement/prospectus, please call , the proxy solicitor, toll-free at ( ) - .

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, you should carefully read this entire document and the other documents to which this proxy statement/prospectus refers you. See “Where You Can Find More Information” beginning on page 82.

Throughout this proxy statement/prospectus when we use the term “we,” “us,” or “our,” we are referring to both Secure Computing and N2H2. All trademarks appearing in this proxy statement/prospectus are the property of their respective owners.

The Companies

Secure Computing Corporation

4810 Harwood Road

San Jose, California 95124

(408) 979-6100

Secure Computing (Nasdaq: SCUR) has been protecting the most important networks in the world for over 20 years. With broad expertise in security technology, Secure Computing develops network security products that help customers create a trusted environment both inside and outside of their organizations. Global customers and partners include the majority of the Dow Jones Global 50 Titans and the most prominent organizations in banking, financial services, healthcare, telecommunications, manufacturing, public utilities, and federal and local governments. The company is headquartered in San Jose, California, and has sales offices worldwide.

N2H2, Inc.

900 Fourth Avenue, Suite 3600

Seattle, Washington 98164

(206) 336-1501

N2H2, Inc. (OTC Bulletin Board: NTWO.OB) is an international Internet filtering and monitoring company. N2H2 software helps customers control, manage and understand their Internet use by filtering Web content, monitoring Internet access and delivering concise reports on user activity. These safeguards are designed to enable organizations of any size to mitigate potential legal liability, increase user productivity and optimize network bandwidth. N2H2 is based in Seattle, Washington and serves millions of users worldwide.

Nitro Acquisition Corp.

c/o Secure Computing Corporation

4810 Harwood Road

San Jose, California 95124

(408) 979-6100

Nitro Acquisition Corp., a Washington corporation, is a wholly owned subsidiary of Secure Computing created solely for the purpose of effecting the merger. In the merger, Nitro Acquisition Corp. will be merged with and into N2H2, with N2H2 surviving the merger as a wholly owned subsidiary of Secure Computing.

The Merger

In the merger, Nitro Acquisition Corp. will merge with and into N2H2, with N2H2 surviving the merger as a wholly owned subsidiary of Secure Computing. In the merger, each outstanding share of N2H2 common stock

(other than shares held by N2H2 shareholders who validly perfect dissenters’ rights) will be converted into the right to receive 0.0841 of a share of Secure Computing common stock (such ratio being the exchange ratio) and cash instead of a fractional share of Secure Computing common stock. Based on shares of N2H2 common stock and options outstanding as of July 28, 2003, Secure Computing expects to issue approximately two million shares of Secure Computing common stock at the closing of the merger. Immediately following the merger, it is anticipated that current shareholders of N2H2 will own approximately 5% of Secure Computing’s outstanding common stock, based on shares of N2H2 common stock and Secure Computing common stock outstanding as of July 28, 2003.

The merger agreement is the legal document that governs the merger and the other transactions contemplated by the merger agreement. We have attached the merger agreement as Appendix A to this proxy statement/prospectus. We urge you to read it carefully and in its entirety.

Treatment of N2H2 Stock Options and Employee Stock Purchase Rights

Upon completion of the merger, Secure Computing will assume N2H2’s stock options granted under N2H2’s stock option plans. As a result, options to acquire shares of N2H2 common stock will be converted into options to acquire shares of Secure Computing common stock, with the number of shares that each option represents a right to purchase and the exercise price per share being adjusted based on the exchange ratio, with substantially similar terms in all other respects. Existing stock options to acquire shares of Secure Computing common stock will not be affected by the merger.

Upon completion of the merger, Secure Computing also will assume N2H2’s obligations with respect to N2H2’s employee stock purchase plan. As a result, N2H2 purchase rights will be converted into Secure Computing purchase rights, with the number of shares that each purchase right represents being adjusted based on the exchange ratio, with substantially similar terms and restrictions in all other respects.

N2H2 Shareholder Vote Required

Secure Computing and N2H2 will only proceed with the merger if it is approved at the special meeting by holders of at least two-thirds of the shares of N2H2 common stock, voting as a single class, outstanding on                  , 2003, the record date, and if the other conditions to the merger are satisfied or waived. In connection with the execution of the merger agreement, shareholders of N2H2 who in the aggregate represent approximately 32% of N2H2’s outstanding voting stock, have entered into voting agreements under which those shareholders have agreed to vote in favor of the proposal to approve the merger agreement.

Recommendation to N2H2 Shareholders

The board of directors of N2H2 unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and unanimously recommended that the N2H2 shareholders approve the merger agreement and the transactions contemplated by the merger agreement.

You should refer to the factors considered by the N2H2 board of directors in making its decision to adopt and approve the merger. These factors are discussed beginning on page 36.

Opinion of Financial Advisor to the N2H2 Board of Directors

In deciding to approve the merger, the N2H2 board of directors considered the opinion of its financial advisor, Updata Capital, Inc., to the effect that, as of July 28, 2003, and subject to and based on the assumptions and other considerations set forth in its written opinion, the exchange ratio of 0.0841 was fair from a financial point of view to the holders of N2H2 common stock. The full text of Updata Capital’s opinion, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this proxy statement/prospectus. N2H2 recommends that its shareholders read the opinion of Updata Capital in its entirety. Updata Capital provided its opinion for the information and assistance of N2H2’s board of directors in connection with its consideration of the merger. The Updata Capital opinion is not a recommendation as to how any holder of N2H2 common stock should vote with respect to the merger.

Interests of Certain Persons in the Merger

You should be aware that a number of directors and officers of N2H2 have interests in the merger that are different from, or in addition to, your interests as an N2H2 shareholder or Secure Computing stockholder. We describe these interests beginning on page 52.

As of the record date, the executive officers and directors of N2H2 beneficially owned a total of              shares of N2H2 common stock, representing a 32% voting interest in N2H2. Each of such executive officers and directors has agreed to vote all of his or her N2H2 shares in favor of the proposal to approve the merger agreement.

Regulatory Approvals

We are not aware of any material regulatory approvals required in connection with the merger. We intend to make all required filings under the Securities Act of 1933, or Securities Act, and the Securities Exchange Act of 1934, or Exchange Act, relating to the merger.

Shares of Secure Computing common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of Secure Computing common stock issued to affiliates of either Secure Computing or N2H2.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Comparison of Shareholder Rights

If we successfully complete the merger, each N2H2 shareholder (other than N2H2 shareholders who properly exercise their dissenters’ rights) will become a stockholder of Secure Computing. The rights of Secure Computing stockholders are governed by Delaware law and by Secure Computing’s certificate of incorporation and bylaws. Secure Computing stockholders’ rights under Delaware law and Secure Computing’s certificate of incorporation and bylaws differ in some material respects from N2H2 shareholders’ rights under Washington law and N2H2’s articles of incorporation and bylaws. For a summary of these material differences, see the discussion beginning on page 73 of this proxy statement/prospectus.

Selected Historical Financial Information of Secure Computing and N2H2

We are providing the following selected financial information to assist you in analyzing the financial aspects of the merger. The selected Secure Computing and N2H2 financial data set forth below, including the accompanying notes, are qualified in their entirety by, and should be read in conjunction with, the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by Secure Computing and N2H2 with the SEC, which we have incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 82.

Secure Computing Selected Historical Consolidated Financial Data

The following table presents selected historical consolidated financial data for Secure Computing for each of the years in the five-year period ended December 31, 2002, and for the six-month periods ended June 30, 2003 and 2002. This data was derived from Secure Computing’s audited and unaudited consolidated financial statements and reflects the operations and financial position of Secure Computing at the dates and for the periods indicated. The consolidated financial statements for each of the five years in the period ended December 31, 2002 for Secure Computing have been audited by Ernst & Young LLP, independent auditors. The consolidated financial statements for the six-month periods ended June 30, 2003 and 2002 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

	Year Ended December 31,					Six Months Ended June 30,
	2002(1)	2001	2000	1999(2)	1998	2003	2002
						(unaudited)
	(In thousands, except per share amounts)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
Products and services	$61,960	$48,353	$34,649	$22,546	$51,500	$33,809	$28,042
Advanced technology contracts	3,877	4,114	4,471	4,567	9,942	1,377	2,024

Total revenue	65,837	52,467	39,120	27,113	61,442	35,186	30,066
Gross profit	58,257	43,887	27,226	8,332	41,290	30,825	26,515
Operating income (loss)	361	(9,840)	(21,481)	(44,370)	(4,933)	1,481	(1,381)
Net income (loss)	(6,476)	(8,970)	(19,170)	(44,907)	(3,262)	1,580	(8,352)
Net income (loss) per share:
Basic and diluted	(0.22)	(0.32)	(0.76)	(2.32)	(0.20)	0.05	(0.29)

CONSOLIDATED BALANCE SHEET DATA:
Working capital	$6,185	$19,857	$21,517	$7,297	$34,017	$18,786	$1,679
Total assets	60,943	44,833	44,971	25,829	54,348	62,409	57,010
Stockholders’ equity	29,663	28,696	30,626	15,277	43,053	40,807	27,000

(1)	Balance sheet data for 2002 include $15.2 million of goodwill related to the acquisition of the GauntletTM firewall and virtual private network business completed in early 2002 and a litigation settlement accrual of $7.3 million.
(2)	Statement of operations data for 1999 include $11.7 million in significant charges. In 1999, Secure Computing commenced and substantially completed activities related to rationalizing its product line, refocusing on e-commerce products, and streamlining its executive management structure. As a result, a portion of its product portfolio was discontinued, including several firewall products and a URL filtering option that Secure Computing no longer considered strategic. Secure Computing recorded costs of $11.7 million associated with these activities during 1999. These costs consisted primarily of $10.2 million in assets, which were written off, related to discontinued products and the associated costs, which no longer fit Secure Computing’s business model, in addition to $1.5 million of costs related to payments for severance and related benefits, legal and audit costs, and contract cancellation fees. As of December 31, 2001, there were no remaining accruals or unpaid costs related to these activities.

N2H2 Selected Historical Consolidated Financial Data

The following table presents selected historical consolidated financial data for N2H2 for each of the years in the five-year period ended September 30, 2002, and for the nine-month periods ended June 30, 2003 and 2002. This data was derived from N2H2’s audited and unaudited consolidated financial statements and reflects the operations and financial position of N2H2 at the dates and for the periods indicated. The financial statements for each of the five years in the period ended September 30, 2002 for N2H2 have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial statements for the nine-month periods ended June 30, 2003 and 2002 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

	Fiscal Year Ended September 30,					Nine Months Ended June 30,
	2002	2001(1)	2000(2)	1999	1998	2003	2002
						(unaudited)
	(In thousands, except per share amounts)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues	$11,135	$9,121	$10,973	$6,680	$3,078	$9,222	$8,556
Loss from operations	(6,591)	(28,683)	(41,297)	(7,869)	(2,310)	(614)	(4,944)
Interest income (expense), net	120	500	2,039	148	(287)	46	97
Net loss	(6,606)	(35,461)	(39,258)	(7,721)	(2,597)	(568)	(4,487)
Basic and diluted net loss per share	(0.30)	(1.63)	(1.82)	(0.57)	(0.30)	(0.03)	(0.22)
Basic and diluted weighted average shares outstanding	21,840	21,704	21,578	13,620	8,687	22,023	21,814

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$4,009	$5,979	$7,993	$7,743	$121	$1,812	$2,100
Working capital (deficit) (3)	(2,193)	3,940	22,445	41,447	(2,234)	(1,478)	(1,176)
Property and equipment, net	1,249	3,136	10,192	3,990	1,271	638	1,652
Total assets	8,635	12,770	44,111	67,556	1,848	5,726	6,105
Deferred revenue	9,042	7,432	946	1,607	1,334	5,982	5,356
Long-term obligations, excluding current portion	105	29	3,298	952	1,942	67	—
Total shareholders’ equity (deficit)	(1,772)	3,177	34,559	61,498	(2,904)	(1,836)	(265)

(1)	Loss from operations includes the impact of a $3.4 million write-down of field servers, a $1.4 million write-down of acquired intangible assets, and a $0.5 million write-down of technology licenses.
(2)	Loss from operations includes the impact of a $6.1 million write-down of acquired intangible assets and the results of operations of N2H2 Pty Limited since its acquisition on February 23, 2000.
(3)	Includes current portion of deferred revenue.

Selected Unaudited Pro Forma Combined Condensed Financial Information

The following unaudited pro forma combined condensed financial information gives effect to the merger as if it had occurred on January 1, 2002 for statement of operations purposes and on June 30, 2003 for balance sheet purposes. This information is provided for illustrative purposes only and is not necessarily indicative of what the results of operations or financial position of Secure Computing would have been if the acquisition of N2H2 had actually occurred on the dates assumed. In addition, this information is not necessarily indicative of what Secure Computing’s future consolidated operating results or consolidated financial position will be. The unaudited pro forma combined and unaudited pro forma equivalent per share data combine the results of operations of Secure Computing for the fiscal year ended December 31, 2002 and the results of operations of N2H2 for the fiscal year ended September 30, 2002, the results of operations of Secure Computing for the six-month period ended June 30, 2003 and the results of operations of N2H2 for the six-month period ended June 30, 2003, and Secure Computing’s financial position at June 30, 2003 with N2H2’s financial position at June 30, 2003. The unaudited pro forma combined condensed statements of operations do not include the historical consolidated statements of operations of N2H2 as of and for the three months ended December 31, 2002.

The information set forth below should be read in conjunction with the historical consolidated financial statements and notes thereto of Secure Computing and N2H2 incorporated by reference into this proxy statement/ prospectus, and the unaudited pro forma combined condensed financial data included elsewhere in this proxy statement/prospectus.

Year Ended December 31, 2002
(in thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Total revenues	$76,972
Net loss	$(13,082)
Basic loss per share	$(0.42)
Diluted loss per share	$(0.42)

Six Months Ended June 30, 2003
(in thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Total revenues	$41,381
Net income	$1,441
Basic and diluted net income per share	$0.04

As of June 30, 2003
(in thousands)
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$25,637
Total assets	$95,533
Current liabilities	$33,574
Total stockholders’ equity	$60,823

Certain Historical and Pro Forma Per Share Data

Comparative Historical and Unaudited Pro Forma Per Share Data

The following table presents certain unaudited historical per share and combined pro forma per share data of Secure Computing and N2H2 after giving effect to the merger using the purchase method of accounting. The pro forma data does not purport to be indicative of the results of future operations or the results that would have occurred had the merger been consummated at the beginning of the periods presented. The information set forth below should be read in conjunction with the historical consolidated financial statements and notes thereto of Secure Computing and N2H2 incorporated by reference into this proxy statement/prospectus, and the unaudited pro forma combined condensed financial data included elsewhere in this proxy statement/prospectus. The historical per share information is derived from Secure Computing’s and N2H2’s unaudited financial statements as of and for the six months ended June 30, 2003, Secure Computing’s audited financial statements as of and for the year ended December 31, 2002 and N2H2’s audited financial statements as of and for the fiscal year ended September 30, 2002. No cash dividends have ever been declared or paid on Secure Computing common stock or N2H2 common stock.

	Year Ended December 31, 2002	Year Ended September 30, 2002	Six Months Ended June 30, 2003
Historical Secure Computing Data:
Net income (loss) per common share:
Basic and diluted	$(0.22)	N/A	$0.05

Book value per share at end of period (1):
Basic	$1.01	N/A	$1.33
Diluted	N/A	N/A	$1.29

Historical N2H2 Data:
Net loss per common share:
Basic and diluted	N/A	$(0.30)	$(0.01)
Book value per share at end of period (1):
Basic and diluted	N/A	$(0.08)	$(0.08)

Unaudited Secure Computing Pro Forma Combined Data (2):
Net income (loss) per common share:
Basic and diluted	$(0.42)	N/A	$0.04
Book value per Secure Computing share at end of period (1):
Basic	N/A	N/A	$1.89
Diluted	N/A	N/A	$1.84

Unaudited Pro Forma N2H2 Equivalents Data (3):
Net income (loss) per common share:
Basic and diluted	N/A	$(0.04)	$0.00
Book value per N2H2 share at end of period (1):
Basic	N/A	N/A	$0.16
Diluted	N/A	N/A	$0.15

(1)	The historical book value per share is computed by dividing stockholders’ equity by the weighted average number of common shares outstanding at the end of the period. The pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma weighted average number of common shares outstanding during the period.
(2)	The pro forma combined loss from operations per Secure Computing share is computed by combining the net loss for Secure Computing and N2H2 and any pro forma adjustments and dividing the sum by the pro forma weighted average number of common shares outstanding during the period. The pro forma shares are computed based on the shares to be issued in the acquisition of N2H2 using an exchange ratio of 0.0841.

(3)	Amounts are calculated by multiplying unaudited Secure Computing pro forma combined per share amounts by the exchange ratio in the acquisition (0.0841 of a share of Secure Computing common stock for each share of N2H2 common stock).

Comparative Per Share Market Price Information and Dividend Policy

Secure Computing common stock is listed on the Nasdaq National Market under the symbol “SCUR.” N2H2 common stock was listed on the Nasdaq National Market under the symbol “NTWO” until March 20, 2002. Effective March 21, 2002, N2H2 common stock became listed on the Over-the-Counter, or OTC, Bulletin Board under the symbol “NTWO.OB.” The following table sets forth the high and low sale prices for a share of Secure Computing common stock on the Nasdaq National Market and the high and low closing sale prices for a share of N2H2 common stock on the Nasdaq National Market and OTC Bulletin Board, rounded to the nearest cent, for the periods indicated.

	Secure Computing Common Stock				N2H2 Common Stock
	Low		High		Low		High
Calendar Year 2001
First Quarter		$7.00		$14.95		$0.28		$1.81
Second Quarter		$7.91		$19.21		$0.28		$1.42
Third Quarter		$7.90		$17.20		$0.26		$0.72
Fourth Quarter		$8.00		$24.92		$0.31		$0.53

Calendar Year 2002
First Quarter		$13.10		$24.50		$0.19		$0.47
Second Quarter		$6.86		$18.88		$0.25		$0.37
Third Quarter		$2.26		$8.00		$0.14		$0.27
Fourth Quarter		$2.68		$8.74		$0.13		$0.30

Calendar Year 2003
First Quarter		$3.60		$7.79		$0.12		$0.22
Second Quarter		$3.50		$9.25		$0.12		$0.50
Third Quarter (through 2003)	$		$		$		$

On July 28, 2003, the last trading day before we announced the merger, Secure Computing common stock closed at $9.48 per share and N2H2 common stock closed at $0.61 per share. On                         , 2003, the last practicable day before the printing of this proxy statement/prospectus, Secure Computing common stock closed at $         per share and N2H2 common stock closed at $         per share. You may obtain more recent stock price quotes from most newspapers or other financial sources, and we encourage you to do so.

Secure Computing has never paid cash dividends on shares of Secure Computing common stock, and N2H2 has never paid cash dividends on shares of N2H2 common stock. Secure Computing and N2H2 currently anticipate that they will retain all of their future earnings available for distribution to the holders of Secure Computing common stock and N2H2 common stock, respectively, for use in the expansion and operation of their respective businesses, and do not anticipate paying any cash dividends on shares of Secure Computing common stock or N2H2 common stock in the immediate future.

RISK FACTORS

As a result of the proposed merger, N2H2’s business will be subject to the following risks related to the structure of the merger. In addition, the combined company will be subject to the risks described below related to the businesses of each company and described in the documents that N2H2 and Secure Computing have filed with the SEC that are incorporated by reference into this proxy statement/prospectus. If any of the risks described below or in the documents incorporated by reference into this proxy statement/prospectus actually occur, the business, financial condition, results of operations or cash flows of N2H2 or, after the merger, the combined company could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this proxy statement/prospectus.

Risks Relating to the Merger

The value of Secure Computing common stock received in the merger will fluctuate.

The number of shares of Secure Computing common stock that N2H2 shareholders will receive in the merger will be based upon a fixed exchange ratio. The market prices of Secure Computing common stock and N2H2 common stock at the closing of the merger will likely vary from the market prices at the date of this proxy statement/prospectus. The trading price of Secure Computing common stock may be affected by factors different from or in addition to the factors affecting the trading price of N2H2 common stock.

The variation in the market price of the Secure Computing common stock and N2H2 common stock may be caused by a number of factors, including changes in the businesses, operations or prospects of Secure Computing or N2H2, the timing of the merger, regulatory considerations and general market and economic conditions. The exchange ratio will not be adjusted by Secure Computing and N2H2 as a result of any change in the market price of Secure Computing common stock or N2H2 common stock between the date of this proxy statement/prospectus and the date N2H2 shareholders receive shares of Secure Computing common stock in exchange for shares of N2H2 common stock. Accordingly, if the market value of Secure Computing common stock declines prior to the time the merger is completed, the value of the merger consideration to be received by N2H2 shareholders will decline. In addition, because the date that the merger is completed will be later than the date of the N2H2 special meeting, N2H2 shareholders will not know the exact value of the Secure Computing common stock that will be issued in the merger at the time they vote on the merger proposal. Secure Computing encourages you to obtain current market quotations for Secure Computing and N2H2 shares before you vote your shares.

Integration of N2H2’s operations with those of Secure Computing will be complex, costly and time-consuming, and Secure Computing may not realize all of the anticipated benefits of the merger.

If the merger is completed, all holders of outstanding N2H2 shares (other than N2H2 shareholders who validly perfect dissenters’ rights under Washington law) immediately prior to the merger will become holders of Secure Computing common stock. Secure Computing cannot assure you that the integration of N2H2 with Secure Computing will result in the realization of the full benefits anticipated by Secure Computing common stock to result from the merger.

The success of the merger will depend, in part, on the ability of Secure Computing to realize the anticipated opportunities, synergies and cost savings from integrating the two businesses. Secure Computing’s success in realizing these benefits in a timely fashion depends upon the successful integration of the operations of N2H2 and Secure Computing. The integration of two independent companies is a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include, among others:

•	consolidating research and development, manufacturing and distribution operations;

•	coordinating sales and marketing functions;

•	consolidating administrative and corporate infrastructures;

•	preserving research and development, distribution and marketing efforts;

•	consolidating promotion, vendor, partner, customer and other important relationships of Secure Computing and N2H2;

•	retaining key employees and integrating personnel;

•	minimizing the diversion of management’s attention from ongoing business concerns;

•	minimizing the disruption of the ongoing business; and

•	coordinating geographically separate organizations.

Failure to overcome these risks or any other problems encountered in connection with the merger could slow the growth of Secure Computing or lower the quality of its services, which could reduce customer demand and have a negative impact upon the price of the Securing Computing common stock that N2H2 shareholders receive in the merger.

The price of Secure Computing common stock may be affected by factors different from those affecting the price of N2H2 common stock.

Upon completion of the merger, holders of N2H2 common stock will become holders of Secure Computing common stock. Secure Computing’s results of operations and business, as well as the trading price of Secure Computing common stock, may be affected by factors different from or in addition to those affecting N2H2’s results of operations and business and the price of N2H2 common stock.

Failure to complete the merger could negatively impact the price of N2H2 common stock and N2H2’s future business and operations.

If the merger is not completed for any reason, N2H2 will be subject to a number of risks that may affect the price of its common stock and its future business and operations, including:

•	N2H2 could be required to pay Secure Computing an $800,000 termination fee, plus, in some cases, Secure Computing’s expenses of the merger up to a maximum of $350,000;

•	the market price of shares of N2H2 common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•	costs related to the merger, including legal and accounting fees, as well as a portion of the fees of Updata Capital, N2H2’s financial advisor, must be paid even if the merger is not completed; and

•	the diversion of management attention from N2H2’s day-to-day business and the unavoidable disruption to its employees and its relationships with customers and partners during the period before consummation of the merger may make it difficult for N2H2 to regain its market position if the merger does not occur.

If the merger agreement is terminated and N2H2’s board of directors seeks another merger or business combination, N2H2 may be unable to find another company willing to pay an equivalent or more attractive price than the price to be paid by Secure Computing in the merger.

Some directors and executive officers of N2H2 may have conflicts of interest that influence their decision to approve the merger.

You should be aware of potential conflicts of interest of, and the benefits available to, some directors and executive officers when considering the recommendation of the N2H2 board of directors of the merger agreement. As discussed under “Interests of Certain Persons in the Merger,” the N2H2 directors and executive officers have interests in the merger that are in addition to, or different from, the interests as N2H2 shareholders generally. The outstanding options of the N2H2 directors and executive officers will accelerate at the effective time of the merger as described under “Interests of Certain Persons in the Merger.”

The termination fee and the voting agreements may discourage other companies from trying to acquire N2H2.

In the merger agreement, N2H2 has agreed to pay a termination fee of $800,000 plus, in some cases, expenses of up to $350,000, to Secure Computing in specified circumstances. In addition, all of the directors and executive officers of N2H2, who beneficially own an aggregate of approximately 32% of the N2H2 common stock outstanding on the record date, have entered into agreements with Secure Computing whereby they have agreed to vote their shares in favor of approval of the merger agreement and against any competing transaction. These agreements could discourage other companies from trying to acquire N2H2 even though those other companies might be willing to offer greater value to N2H2 shareholders than Secure Computing has offered in the merger agreement.

Risk Factors Relating to Secure Computing

Secure Computing has experienced operating losses in the past and may experience operating losses in the future.

In 2002 and the first two quarters of 2003, Secure Computing had operating profit. However, Secure Computing has incurred losses in the past. If Secure Computing is unable to attain operating profits in the third and fourth quarters, and for the year, its stock price may decline, which could cause you to lose part or all of your investment.

In 2002 and the first and second quarters of 2003, Secure Computing was cash flow positive; however, Secure Computing has experienced negative cash flow in the past and may experience negative cash flow in the future. If sources of financing are not available, Secure Computing may not have sufficient cash to satisfy working capital requirements.

Secure Computing believes that its current cash balances are sufficient to satisfy its working capital requirements for at least the next twelve months. Secure Computing may need to obtain additional financing at that time or sooner if its plans change or if it expends cash sooner than anticipated. Secure Computing currently does not have any commitments from third parties to provide additional capital. The risk to Secure Computing is that at the time it will need cash, financing from other sources may not be available on satisfactory terms or at all. Secure Computing’s failure to obtain financing could result in its insolvency and the loss to investors of their entire investment in its common stock.

The potential increase in revenue from Secure Computing’s relationships with various vendors of communications, security, and network management products or managed services may be reduced by requirements to provide volume price discounts and other allowances and significant costs incurred in customizing its products.

Although Secure Computing does not intend that such relationships be exclusive, Secure Computing may be required to enter into an exclusive relationship or forego a significant sales opportunity. To the extent Secure Computing becomes dependent on actions by such parties, Secure Computing could be adversely affected if the parties fail to perform as expected. To minimize its risk, Secure Computing often sets minimum quotas with its customers as a condition of exclusivity.

Competition from companies producing enterprise network and data security products could reduce Secure Computing’s sales and market share.

The market for network security products is intensely competitive and characterized by rapid technological change. Secure Computing believes that competition in this market is likely to persist and to intensify as a result of increasing demand for security products. Each of its individual products competes with a different group of competitors and products. Because the market for Secure Computing’s products is highly competitive, it may be difficult to significantly increase its market share or its share may actually decline.

Secure Computing’s customers’ purchase decisions are based heavily upon the quality of the security its products provide, the ease of installation and management, the ability to increase the numbers of individuals using its software simultaneously, and the flexibility of its software. If a competitor can offer Secure Computing’s customers a better solution in these areas or others and Secure Computing is unable to rapidly offer a competitive product, Secure Computing may lose customers. Competitors with greater resources could offer new solutions rapidly and at relatively low costs which could lead to increased price pressure, reduced margins, and a loss of market share.

Many of Secure Computing’s competitors and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than Secure Computing has. Secure Computing’s larger actual and potential competitors may be able to leverage an installed customer base and/or other existing or future enterprise-wide products, adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than Secure Computing can. Additionally, Secure Computing may lose product sales to these competitors because of their greater name recognition and reputation among potential customers.

Secure Computing’s future potential competitors could include developers of operating systems or hardware suppliers not currently offering competitive enterprise-wide security products, including Microsoft Corporation, Sun Microsystems, Inc., IBM, Computer Associates, and Hewlett Packard. If any of those potential competitors begins to offer enterprise-wide security systems as a component of its hardware, demand for Secure Computing’s software could decrease. Ultimately, approaches other than Secure Computing’s may dominate the market for enterprise network and data security products.

In the future, Secure Computing may also face competition from its competitors and other parties that develop or acquire network security products based upon approaches similar to or different from those Secure Computing employs. While Secure Computing believes that it does not compete against manufacturers of other classes of security products, such as encryption, due to the complementary functions performed by such other classes, its customers may perceive such other companies as Secure Computing’s competitors.

Consolidation among competitors may erode Secure Computing’s market share.

Current and potential competitors have established, or may in the future establish, cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of Secure Computing’s prospective customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, it could materially and adversely affect the financial condition or results of Secure Computing’s operations.

The trend toward multi-function security solutions may result in a consolidation of the market around a smaller number of vendors that are able to provide the necessary breadth of products and services. In the event that Secure Computing is unable to internally develop all of the products needed for a complete, secure e-business solution, it may need to acquire such technology or be acquired by a larger entity. However, there is no assurance that, in the event that Secure Computing is not able to internally develop all of the products needed for an enterprise-wide security solution, it will be able to acquire or merge with other entities on terms favorable to Secure Computing and its stockholders.

The pricing policies of Secure Computing’s competitors may impact the overall demand for Secure Computing’s product and profitability.

Some of Secure Computing’s competitors are capable of operating at significant losses for extended periods of time, thereby increasing pressure on Secure Computing’s products. If Secure Computing does not maintain competitive pricing, the demand for its products, as well as its market share, may decline, having an adverse effect on Secure Computing’s business. From time to time, in responding to competitive pressures, Secure Computing lowers the price of its products. When this happens, if Secure Computing is unable to reduce its component costs or improve operating efficiencies, its revenues and margins will be adversely affected.

Other vendors may include products similar to Secure Computing’s in their hardware or software and render Secure Computing’s products obsolete.

In the future, vendors of hardware and of operating system or other software may continue to enhance their products or bundle separate products to include functions that are currently provided primarily by network security software. If network security functions become standard features of computer hardware or of operating system software or other software, Secure Computing’s products may become obsolete and unmarketable, particularly if the quality of these network security features is comparable to that of Secure Computing’s products. Furthermore, even if the network security and/or management functions provided as standard features by hardware providers or operating systems or other software is more limited than that of Secure Computing’s products, its customers might accept this limited functionality in lieu of purchasing additional software. Sales of Secure Computing’s products would suffer materially if Secure Computing was then unable to develop new network security and management products to further enhance operating systems or other software and to replace any obsolete products.

If an OEM customer reduces or delays purchases, Secure Computing’s revenue may decline and/or its business could be adversely affected.

Secure Computing currently has formed relationships with several original equipment manufacturers, or OEMs, including Cisco, Blue Coat, Computer Associates, and Network Appliance. If Secure Computing fails to sell to such OEMs in the quantities expected, or if any OEM terminates its relationship with Secure Computing, this could adversely affect Secure Computing’s reputation, the perception of its products and technology in the marketplace or the growth of its business, and your investment in Secure Computing’s common stock may decline in value.

Technology in the network security market is changing rapidly, and if Secure Computing fails to develop new products that are well accepted, its market share will erode.

To compete successfully, Secure Computing must enhance its existing products and develop and introduce new products in a timely manner. Secure Computing’s net sales and operating results could be materially affected if it fails to introduce new products on a timely basis. The rate of new network security product introductions is substantial, and security products have relatively short product life cycles. The requirements and preferences of Secure Computing’s customers change rapidly. Secure Computing’s net sales and operating results will be materially affected if the market adopts as industry standards solutions other than those Secure Computing employs. In addition, portions of Secure Computing’s basic research efforts are funded by government contracts. If those contracts are terminated for any reason, it could reduce Secure Computing’s new product stream, which could materially reduce its net sales and operating results.

Denial of Secure Computing’s patent applications or invalidation or circumvention of its patents may weaken Secure Computing’s ability to compete in the network security market.

While Secure Computing believes that its pending applications relate to patentable devices or concepts, there are no guarantees that any pending or future patent applications will be granted. There is also the risk that a current or future patent, regardless of whether Secure Computing is an owner or a licensee of such patent, may be challenged, invalidated, or circumvented. In addition, there are no guarantees that the rights granted under a patent or under licensing agreements will provide competitive advantages to Secure Computing.

If another party alleges that Secure Computing infringes its patents or proprietary rights, Secure Computing may incur substantial litigation costs.

Secure Computing is not aware of any third-party claims that Secure Computing or its products have infringed a patent or other proprietary rights. However, the computer technology market is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. In the event that a third party were to make a claim of infringement against it, Secure Computing could be required to devote substantial resources and management time to the defense of such claim, which could have a material adverse effect on its business and results of operations.

Disclosure of Secure Computing’s trade secrets or proprietary information may undermine its competitive advantages.

There are no guarantees that the confidentiality agreements protecting Secure Computing’s trade secrets and proprietary expertise will not be breached, that Secure Computing will have adequate remedies for any breach, or that its trade secrets will not otherwise become known to or independently developed by competitors. In addition, under their contracts with Secure Computing, United States government agencies have the right to disclose certain technology developed with government funding to Secure Computing’s competitors as part of the establishment by the government of second-source manufacturing arrangements or competitive bidding.

If the use of public switched networks such as the Internet does not continue to grow, Secure Computing’s market and ability to sell Secure Computing’s products and services may be limited.

Secure Computing’s sales also depend upon a robust industry and infrastructure for providing access to public switched networks, such as the Internet. If the infrastructure or complementary products necessary to take these networks into viable commercial marketplaces are not developed or, if developed, these networks do not become and continue to be viable commercial marketplaces, Secure Computing’s net sales and operating results could suffer.

Secure Computing’s product lines are not diversified beyond providing network security solutions to Secure Computing’s customers, and any drop in the demand for network security products would materially harm Secure Computing’s business.

Substantially all of Secure Computing’s revenue comes from sales of enterprise network security products and related services. Secure Computing expects this will continue for the foreseeable future. As a result, if for any reason Secure Computing’s sales of these products and services are impeded, its net sales and operating results will be significantly reduced.

Secure Computing’s stock price is highly volatile, which may cause Secure Computing’s investors to lose money and may impair its ability to raise money, if necessary.

The price of Secure Computing’s common stock, like that of many technology companies, has fluctuated widely. During 2002 and the first two quarters 2003, Secure Computing’s stock price ranged from a per share high of $24.50 to a low of $2.26. Fluctuation in Secure Computing’s stock price may cause its investors to lose money and impair its ability to raise additional capital, if necessary. Factors that may affect stock price volatility include:

•	Unexpected fluctuations in operating results;

•	Secure Computing or its competitors announcing technological innovations or new products;

•	General economic conditions and weaknesses in geographic regions of the world;

•	Threat of terrorist attacks or acts of war in the United States or abroad;

•	Developments with respect to Secure Computing’s patents or other proprietary rights or those of its competitors;

•	Secure Computing’s ability to successfully execute its business plan and compete in the network security industry;

•	Relatively low trading volume;

•	Product failures; and

•	Analyst reports and media stories.

Quarterly revenues and operating results depend on the volume and timing of orders received, which may be affected by large individual transactions and which sometimes are difficult to predict.

Secure Computing’s quarterly operating results may vary significantly depending on a number of other factors, including:

•	The timing of the introduction or enhancement of products by Secure Computing or its competitors;

•	The size, timing, and shipment of individual orders;

•	Market acceptance of new products;

•	Changes in Secure Computing’s operating expenses;

•	Personnel departures and new hires and the rate at which new personnel become productive;

•	Mix of products sold;

•	Changes in product pricing;

•	Development of Secure Computing’s direct and indirect distribution channels;

•	Costs incurred when anticipated sales do not occur; and

•	General economic conditions.

Sales of Secure Computing’s products generally involve a significant commitment of capital by customers, with the attendant delays frequently associated with large capital expenditures. For these and other reasons, the sales cycle for Secure Computing’s products is typically lengthy and subject to a number of significant risks over which Secure Computing has little or no control. Secure Computing is often required to ship products shortly after it receives orders, and consequently, order backlog, if any, at the beginning of any period has in the past represented only a small portion, if any, of that period’s expected revenue. As a result, Secure Computing’s product revenue in any period substantially depends on orders booked and shipped in that period. Secure Computing typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

If customer demand falls below anticipated levels, it could seriously harm Secure Computing’s operating results. In addition, Secure Computing’s operating expenses are based on anticipated revenue levels, and a high percentage of its expenses are generally fixed in the short term. Based on these factors, a small fluctuation in the timing of sales can cause operating results to vary significantly from period to period.

If Secure Computing’s products fail to function properly or are not properly designed, its reputation may be harmed, and consumers may make product liability and warranty claims against it.

Secure Computing’s customers rely on Secure Computing’s information security products to prevent unauthorized access to their networks and data transmissions. These customers include major financial institutions, defense-related government agencies protecting national security information, and other large organizations. These customers use Secure Computing’s products to protect confidential business information with commercial value far in excess of Secure Computing’s net worth. Therefore, if Secure Computing’s products malfunction or are not properly designed, Secure Computing could face warranty and other legal claims, which may exceed its ability to pay. Secure Computing seeks to reduce the risk of these losses by attempting to negotiate warranty disclaimers and liability limitation clauses in its sales agreements and by maintaining product liability insurance. However, these measures may ultimately prove ineffective in limiting Secure Computing’s liability for damages.

In addition to any monetary liability for the failure of Secure Computing’s products, an actual or perceived breach of network or data security at one of its customers could harm the market’s perception of Secure Computing’s products and business. The harm could occur regardless of whether that breach is attributable to Secure Computing’s products.

Secure Computing also faces the more general risk of bugs and other errors in its software. Software products often contain undetected errors or bugs when first introduced or as new versions are released, and software products or media may contain undetected viruses. Errors or bugs may also be present in software that Secure Computing licenses from third parties and incorporates into Secure Computing’s products. Errors, bugs, or viruses in Secure Computing’s products may result in loss of or delay in market acceptance, recalls of hardware products incorporating the software, or loss of data. Secure Computing’s net sales and operating results could be materially reduced if Secure Computing experiences delays or difficulties with new product introductions or product enhancements.

If Secure Computing loses a significant customer, it will incur smaller profits.

Secure Computing derives a significant portion of its revenues from a limited number of customers. For example, Secure Computing’s top five customers in products and services made up 18% of its products and services revenue in 2002 and 20% of its products and services revenue in the first two quarters of 2003. If Secure Computing loses any of these customers and fails to replace the customer or fails to increase revenues from other customers, it could incur a loss in the future. Additionally, if revenues from any of these customers are reduced, without an increase in revenues from other customers, Secure Computing could incur a loss.

If Secure Computing fails to collect amounts due from its customers on a timely basis, its cash flow and operating results may suffer.

Because the timing of Secure Computing’s revenues is difficult to predict and its expenses are often difficult to reduce in the short run, management of its cash flow is very important to Secure Computing. Like most companies, Secure Computing anticipates that a portion of the amounts owed to it will never be paid. However, if Secure Computing’s actual collection of amounts owed to it is less than it has estimated, it will have less cash to fund its operations than it anticipated, and its financial condition and operating results could be adversely affected.

In addition, collection of amounts due Secure Computing from sales to resellers, distributors, and international customers generally takes longer than for other sales. Therefore, if Secure Computing’s sales to resellers and distributors increase as a percentage of its total revenue, the average number of days it takes for Secure Computing to collect amounts due from its customers may increase. If there is an increase in the time required for Secure Computing to collect amounts due it, Secure Computing will have less cash to fund its operations than is anticipated. This in turn could adversely affect Secure Computing’s financial condition and operating results.

Secure Computing has taken and may from time to time take various forms of action to manage the amounts due it from customers and grant customer discounts in exchange for earlier payment.

The Internet may become subject to increased regulation by government agencies.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics, and quality of products and services. In addition, the adoption of laws or regulations may slow the growth of the Internet, which could in turn decrease the demand for Secure Computing’s products and increase its cost of doing business or otherwise have an adverse effect on its business, operating results or financial condition.

Anti-takeover provisions in Secure Computing’s charter documents, share rights agreement, and Delaware law could discourage a takeover or future financing.

The terms of Secure Computing’s certificate of incorporation permit its board of directors to issue up to 2,000,000 shares of preferred stock and determine the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by Secure Computing’s stockholders.

The board may authorize the issuance of preferred stock with voting or conversion rights that could materially weaken the voting power or other rights of the holders of Secure Computing’s common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of Secure Computing’s outstanding voting stock. Further, provisions of Delaware law, Secure Computing’s certificate of incorporation and its bylaws, such as a classified board and limitations on the ability of stockholders to call special meetings, and provisions of Secure Computing’s share rights agreement could delay or make more difficult a merger, tender offer, proxy contest, or other takeover attempts.

Unanticipated costs and disallowance of costs under Secure Computing’s government contracts may harm Secure Computing’s business.

Under Secure Computing’s government contracts, Secure Computing bears the risk that increased or unexpected costs of providing its services may reduce its profit margin. Any material unanticipated costs could therefore harm Secure Computing’s business. In addition, recoverable expenses previously billed by Secure Computing are subject to review and audit, once every three years, by the Defense Contract Audit Agency. If the Defense Contract Audit Agency disallows any of the costs Secure Computing claims under its contracts, it could adversely affect its operating results.

The ability to attract and retain highly qualified personnel to develop Secure Computing’s products and manage its business is extremely important, and Secure Computing’s failure to do so could harm its business.

Secure Computing believes its success depends significantly upon a number of key technical and management employees. Secure Computing may be unable to achieve its revenue and operating performance objectives unless it can attract and retain technically qualified and highly skilled engineers and sales, consulting, technical, financial, operations, marketing, and management personnel. These personnel are particularly important to Secure Computing’s research and development efforts and to its growing professional service business, where Secure Computing employs a large number of technical personnel holding advanced degrees and special professional certification. Competition for qualified personnel is intense, and Secure Computing expects it to remain so for the foreseeable future. Secure Computing may not be successful in retaining its existing key personnel and in attracting and retaining the personnel it requires. Secure Computing’s operating results and its ability to successfully execute its business plan will be adversely affected if Secure Computing fails to retain and increase its key employee population.

Secure Computing’s international operations subject it to risks related to doing business in foreign countries.

International sales are a substantial portion of Secure Computing’s business. Although almost all of Secure Computing’s sales are payable in U.S. dollars, several factors could make it difficult for customers from foreign countries to purchase Secure Computing’s products and services or pay it for obligations already incurred. Such factors include:

•	Severe economic decline in one of Secure Computing’s major foreign markets; and

•	Substantial decline in the exchange rate for foreign currencies with respect to the U.S. dollar.

A decline in Secure Computing’s international sales or collections of amounts due Secure Computing from customers could materially affect its operations and financial conditions. For the first two quarters of 2003 and fiscal year 2002, 33%, 32% and 26%, respectively, of Secure Computing’s total sales came from international sales compared to 25% in 2001. A very large drop in Secure Computing’s sales or collections of amounts due it in these specific countries as a result of recession or other economic or political disturbances would likely harm its net sales and operating results.

In addition, Secure Computing faces a number of general risks inherent in doing business in international markets including, among others:

•	Unexpected changes in regulatory requirements;

•	Tariffs and other trade barriers;

•	Legal uncertainty regarding liability;

•	Threat of terrorist attacks or acts of war in the United States or abroad;

•	Political instability;

•	Potentially greater difficulty in collecting amounts due Secure Computing;

•	Longer periods of time to collect amounts due Secure Computing; and

•	A higher rate of piracy of Secure Computing’s products in countries with a high incidence of software piracy.

Risk Factors Relating to N2H2

N2H2 may be unable to obtain additional funding and any funding N2H2 does obtain could dilute its shareholders’ ownership interest in N2H2.

N2H2’s future revenues may be insufficient to support the expenses of its operations and the expansion of its business. If the merger is not completed, N2H2 may therefore need to raise additional capital to finance its operations. If it cannot raise funds on acceptable terms, N2H2 may not be able to develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. In addition, if the merger is not completed and if N2H2 cannot raise funds on acceptable terms and does not achieve profitability, it may be forced to reduce or cease operations or to find another buyer.

N2H2 believes that its existing cash and cash equivalents will be sufficient to meet its capital requirements for at least the next 12 months. However, if the merger is not completed, N2H2 may seek additional funds before that time through public or private equity financing, by obtaining a credit facility or from other sources to fund N2H2’s operations and pursue its business strategy. N2H2 has no commitment for any financing, and may be unable to obtain financing on favorable terms, if at all. If the merger is not completed, N2H2 may not be able to find, on a timely basis, if at all, another buyer willing to offer acceptable terms. Any failure of the merger to be completed may in itself make it even more difficult to obtain financing or to find another buyer. If N2H2 obtains a credit facility, the incurring of indebtedness would result in increased fixed obligations and could result in covenants that would restrict N2H2’s operations. If N2H2 issues additional equity securities, shareholders may experience significant dilution, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of N2H2’s common stock.

N2H2 has a history of losses and may not be able to achieve or maintain profitability on a consistent basis, which could force N2H2 to reduce or cease operations.

Except for the quarter ended June 30, 2003, N2H2 has incurred net losses in each quarter since its formation in 1995. N2H2 incurred net losses of $881,000 for 1997, $2.6 million for 1998, $7.7 million for 1999, $39.3 million for 2000, $35.5 million for 2001, $6.6 million for 2002 and $568,000 for the nine months ended June 30, 2003. If N2H2 remains an independent company and fails to achieve or maintain profitability on a consistent basis, its stock price will decline, its future capital-raising efforts will be impaired and it may be forced to reduce or cease operations.

Although N2H2 achieved a profit in the quarter ended June 30, 2003, N2H2 will have to maintain or grow its revenues to achieve and maintain profitability on a consistent basis. N2H2 may not be able to maintain or grow its revenues to achieve consistent profitability. If the merger is not completed, and N2H2’s financial condition does not improve, some potential customers may question N2H2’s viability, which may hamper its ability to sell its solutions.

Economic conditions could adversely affect N2H2’s revenue growth.

N2H2’s revenue growth and potential for profitability depend on the overall demand for Internet filtering and monitoring solutions, which is impacted by general economic and business conditions. A softening of demand for computer software generally caused by the weakened economy, both domestic and international, has affected N2H2’s sales and may continue to result in decreased revenues and growth rates. As a result of the economic downturn, N2H2 may also experience difficulties in collecting outstanding accounts receivable from its customers. In addition, the terrorist attacks on the United States in 2001, the armed conflicts that have followed, and the threat of additional future armed conflicts have increased economic, political and other uncertainties, which could adversely affect N2H2’s sales and thus its revenue growth. The slowdown in the domestic and international economies, as well as the effects of terrorist activity and armed conflict, may continue to cause customers and potential customers to delay their decisions about purchasing N2H2’s solutions, to reduce the amount they purchase or to cancel their orders, which could adversely affect N2H2’s business and operating results.

N2H2’s quarterly financial results fluctuate and could fall below expectations of securities analysts and investors, resulting in a decrease in N2H2’s stock price.

N2H2’s quarterly operating results have fluctuated significantly in the past and are likely to continue to fluctuate in the future. If N2H2’s operating results fall below the expectations of securities analysts and investors, it could result in a decrease in N2H2’s stock price. Operating results vary from quarter to quarter, depending on a number of factors, many of which are outside N2H2’s control, including:

•	general economic conditions, which may affect N2H2’s customers’ investment levels in enterprise software such as N2H2’s solutions;

•	the rate of market acceptance of new product introductions;

•	budget and spending decisions by N2H2’s customers;

•	subscription renewal rates of N2H2’s existing customers;

•	N2H2’s ability to compete in the highly competitive Internet filtering solutions market;

•	the loss of any key technical, sales, customer support or management personnel and the timing of any new hires;

•	N2H2’s ability to develop, introduce and market new products and product versions on a timely basis;

•	N2H2’s ability to successfully expand N2H2’s operations, and the amount and timing of expenditures related to this expansion;

•	the tendency of N2H2’s educational customers to budget and make purchases on the basis of a fiscal school year beginning in the fourth fiscal quarter of each year; and

•	the length of N2H2’s sales cycle, which varies substantially from customer to customer.

As a result of all these factors, N2H2 cannot predict its revenues with any significant degree of certainty, and future product revenues may differ from historical patterns. Even though N2H2 cannot predict its revenues with certainty, N2H2 bases its decisions regarding operating expenses on anticipated revenue trends. Many of N2H2’s expenses are relatively fixed, and N2H2 cannot quickly reduce spending if its resources are lower than expected. As a result, revenue shortfalls could result in significantly lower income or greater loss than anticipated for any given period, which could result in a decrease in N2H2’s stock price.

If potential customers do not accept N2H2’s Internet filtering and monitoring solutions, N2H2’s business will not succeed.

N2H2 currently expects the substantial majority of its future revenues to be generated through sales of its Bess and Sentian Internet filtering and monitoring solutions. As a result, factors adversely affecting the pricing or demand for Internet filtering and monitoring solutions, such as competition or technological change, could affect N2H2’s operating results. In addition, many of N2H2’s Bess and Sentian solutions, having been introduced in fiscal 2002, are relatively new and unproven and may not achieve market acceptance. Because these solutions are relatively new, N2H2 cannot accurately predict the rate at which customers will renew their annual subscriptions. In addition, due to the uncertainty caused by the merger, N2H2’s customers may decide to defer or cancel purchasing decisions.

If existing customers do not renew their subscription agreements, N2H2’s business will not succeed.

N2H2’s future success depends on the rate at which existing customers renew their subscription contracts. N2H2’s customers have no obligation to renew their subscriptions upon expiration. Because N2H2’s Bess and Sentian solutions are relatively new, N2H2 cannot predict with certainty the rate at which customers will renew their annual subscriptions. N2H2 may be unable to generate significant revenue from renewals and, as a result, N2H2’s operating results could fall below the expectations of analysts and investors, which could cause N2H2’s stock price to decline.

If N2H2’s solutions fail to correctly categorize potentially objectionable content, public perception of N2H2’s solutions could be harmed.

N2H2 will not succeed unless the marketplace is confident that its solutions effectively filter and monitor Internet content. N2H2 relies on a combination of automated filtering technology and human review to categorize Web site content for use by N2H2’s filtering and monitoring solutions. The total number of Web sites and partial Web sites is growing rapidly. N2H2 cannot be sure that its technologies will correctly categorize all potentially objectionable Internet content for its clients, thus causing over- or under-blocking. N2H2’s categorized database also may not contain substantially all of the material available on the Internet fitting into any one of N2H2’s content categories. In addition, N2H2’s customers may not agree with its categorization determinations. N2H2’s failure to effectively categorize and filter Internet content according to its customers’ expectations could result in lost customers and generate negative publicity that would impair the growth of N2H2’s business and its efforts to increase positive associations with its brand.

If N2H2 is unable to compete successfully in the Internet filtering and monitoring market, its business will not succeed.

The market for N2H2’s solutions is intensely competitive and rapidly changing. Many of N2H2’s competitors are larger than N2H2 is and have substantially greater resources. N2H2’s major competitors and their respective products are Surf Control—SuperScout and CyberPatrol, Websense—Websense Enterprise, Elron Software—Internet Manager, Symantec—I-Gear, Secure Computing—SmartFilter and 8e6 Technologies—X-Stop. N2H2 also faces competition from a number of smaller competitors.

In the future, N2H2 may face increased competition from vendors of Internet-related hardware and software that enhance their solutions or develop separate solutions that include functions that are currently provided in N2H2’s solutions. If Internet filtering and monitoring functions become standard features of Internet-related hardware or software, the demand for N2H2’s solutions will decrease. Furthermore, even if N2H2’s solutions offered greater functionality and are more effective than solutions offered by Internet-related hardware or software vendors, potential customers might accept this limited functionality instead of purchasing N2H2’s solutions.

Some of N2H2’s competitors’ filtering and monitoring solutions are significantly less expensive than N2H2’s. This lower cost, along with other factors, may lead to greater market acceptance of N2H2’s competitors’ solutions than for N2H2’s solutions. Increased competition or N2H2’s failure to compete effectively could force N2H2 to reduce its prices or the quality of its offerings. It could also reduce N2H2’s market share and adversely impact the profitability of its business. In addition, many of N2H2’s competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and other resources than N2H2 does. Furthermore, a number of N2H2’s competitors have recently been acquired by other large technology companies, which enhances their resources. N2H2 believes that there will be further consolidation among its competitors. As a result, they may be able to adapt more quickly to new technologies and customer needs, devote greater resources to promoting or selling their solutions, initiate and withstand substantial price competition, take advantage of acquisition or other strategic opportunities more readily or develop and expand their solution offerings more quickly than N2H2. In addition, N2H2’s competitors may form strategic relationships with each other and with other companies in attempts to compete more successfully against N2H2. These relationships may take the form of strategic investments, joint marketing agreements, licenses or other contractual arrangements, any of which may increase N2H2’s competitors’ ability, relative to N2H2’s ability, to address customer needs with their solutions and that may enable them to rapidly increase their market share.

N2H2 may be subject to third-party claims resulting from termination of its advertising contracts.

During 2001, N2H2 terminated the advertising-based revenue model that it had previously offered to schools. In connection with the termination of N2H2’s advertising-based revenue model, N2H2 has unilaterally terminated certain advertising contracts. As a result, N2H2 may be subject to breach of contract claims, although N2H2 has not received notice of any such claims. Even if none of these claims is successful, the litigation could result in substantial costs to N2H2 and divert management’s time and attention away from business operations.

If N2H2 is unable to develop and maintain effective long-term relationships with key resellers, or if N2H2’s resellers fail to perform, its ability to sell its solutions will be limited.

During 2001, N2H2 significantly reduced its direct sales staff and began to develop its reseller channel for selling solutions to corporations and government entities. If the merger is not completed, in order to establish market share in N2H2’s target markets and increase revenue, N2H2 will need to substantially increase the distribution of its solutions through successful new relationships with prestigious resellers. If the merger is not completed, N2H2’s sales and revenue growth opportunities would be limited if

•	N2H2 is unable to develop and maintain effective, long-term relationships with existing and potential key resellers;

•	N2H2’s existing and potential key resellers endorse solutions or technologies other than N2H2’s solutions; or

•	N2H2’s existing and potential key resellers do not have or do not devote the resources necessary to effectively sell N2H2’s solutions.

Because N2H2’s relationships with its existing resellers are relatively new and unproven, N2H2 cannot predict the degree to which these resellers will succeed in marketing and selling its solutions. Many of N2H2’s existing and potential resellers have similar, and often more established, relationships with N2H2’s competitors. In addition, due to the uncertainty created by the merger, these existing resellers may decide to defer or cancel purchasing or partnership decisions. N2H2’s existing and potential resellers, many of which have significantly greater resources than N2H2 has, may in the future market solutions that compete with N2H2’s solutions or reduce or discontinue their relationships with N2H2 or their support of its solutions.

If N2H2 does not retain its key employees and management team, N2H2’s ability to execute its business strategy will be limited.

If the merger is not completed, N2H2’s future performance will depend largely on the efforts of its key technical, sales, customer support and managerial personnel and on its ability to retain them. In addition, if the merger is not completed, N2H2’s ability to execute its business strategy will depend on its ability to recruit additional experienced management personnel and to retain its existing executive officers. N2H2’s key employees are not obligated to continue their employment with N2H2 and could leave at any time. N2H2’s key employees may experience uncertainty about their future role with Secure Computing until Secure Computing’s strategies with regard to N2H2 are announced and, as a result, N2H2 may have more difficulty in retaining them pending completion or termination of the merger. N2H2 has announced severance and other compensation arrangements designed to minimize the effects of the merger on N2H2’s employee retention. However, if these measures are ineffective and N2H2 is unable to retain these key employees and executive officers, N2H2’s financial performance could be harmed due to its lack of capacity. N2H2 could also experience deterioration in service levels or decreased customer satisfaction.

Competition for qualified personnel in the software and technology markets is particularly intense. Many of the companies N2H2 competes against for experienced personnel have greater resources than N2H2. In addition, due to the trading prices of N2H2’s common stock and N2H2’s delisting from the Nasdaq National Market, N2H2’s employees may perceive its equity incentives such as stock options as less attractive. In that case, N2H2’s ability to attract or retain employees may be adversely affected and N2H2 may be required to increase the level of cash compensation paid to existing and new employees, which could materially increase N2H2’s operating expenses.

If N2H2 does not expand its international operations and successfully overcome the risks inherent in international business activities, the growth of N2H2’s business will be limited.

N2H2 currently has very limited international operations. If the merger is not completed, to be successful in the long term, N2H2 must continue to expand its international operations and enter new international markets. If N2H2 does expand internationally, it will require significant management attention and financial resources to develop sales and support channels. Even if N2H2 successfully develops these channels, it may be unable to maintain or increase international market demand for its solutions. In addition, N2H2’s international operations are subject to a number of risks inherent in international business activities, including:

•	the cost and challenges of customizing services for local markets and foreign languages;

•	laws and business practices favoring local competitors;

•	dependence on local staff and vendors;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including tax laws and regulations;

•	longer sales cycles;

•	possible delays or greater difficulty in accounts receivable collection;

•	import and export restrictions and tariffs;

•	exposure to foreign currency exchange rate fluctuations;

•	reduced protection of intellectual property rights; and

•	regional, economic, cultural and political conditions, including the direct and indirect effects of terrorist activity and armed conflict in countries in which N2H2 does business.

If the merger is not completed and N2H2 is unable to successfully manage these risks, its international sales growth will be limited and its results of operations will be seriously harmed. N2H2 does not currently engage in currency hedging activities, but may do so in the future.

N2H2 may be unable to distribute its solutions abroad due to U.S. export laws, which could cause N2H2 to lose sales.

The encryption technology contained in N2H2’s solutions is subject to U.S. export controls. These export controls limit N2H2’s ability to distribute certain encryption technologies outside of the United States. While N2H2 takes precautions against unlawful exportation, such export inadvertently may have occurred in the past or may occur from time to time in the future, thereby subjecting N2H2 to potential liability. Future legislation or regulation may further limit the encryption technology that N2H2 can include in its solutions. In addition, foreign governments have import and domestic use laws and regulations that restrict the types of permitted encryption software distributed in their countries. Such regulations could alter the design, production, distribution, and use of N2H2’s solutions. Finally, some foreign competitors are subject to less stringent controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than N2H2 can in U.S. and international markets.

Rapid changes in technology and industry standards could render N2H2’s solutions unmarketable or obsolete, and N2H2 may be unable to introduce new solutions in a timely and successful way.

If the merger is not completed, to succeed, N2H2 will have to continually change and improve its solutions in response to rapid technological developments and changes in operating systems and hardware, software, communication, browser and database technologies. N2H2 may be unable to successfully and promptly develop these new solutions or achieve and maintain market acceptance. The development of new, technologically advanced solutions is a complex and uncertain process that requires great innovation and the ability to anticipate technological and market trends. Because software development is complex, it can require long development and testing periods.

Releasing new solutions prematurely may result in quality problems, and releasing them late may result in loss of customer confidence and market share. Unforeseen circumstances may cause schedule delays in the introduction of new and enhanced solutions. When N2H2 does introduce new or enhanced solutions, it may be unable to manage the transition from the older solutions and may be forced to continue to support the older solutions at increased cost. In particular, N2H2’s education customers often have older technical environments, which require N2H2 to maintain solutions that operate on multiple platforms.

If N2H2 delays release of its new solutions, or if these solutions fail to achieve market acceptance when released, it could harm N2H2’s reputation and its ability to attract and retain customers. As a result, N2H2’s revenues may decline. In addition, customers may defer or forego purchases of N2H2’s solutions if N2H2, or its competitors, introduce or announce new solutions or solution enhancements.

Many of N2H2’s solutions depend on third-party software or hardware.

Many of N2H2’s solutions depend on third-party software or hardware providers, including N2H2’s solutions that run on Microsoft ISA, Microsoft Proxy II, Novell Excelerator, Novell Border Manager, Cisco PIX Firewall, Cisco Content Engine, and Check Point Firewall-1. N2H2 depends on these third parties’ abilities to deliver and support reliable products, enhance their current products, develop new products on a timely basis and respond to emerging industry standards and other technological changes. If any of these third parties cease production of these products, change the design of their product such that it becomes incompatible with N2H2’s solutions, delay the launch of future products or open their proprietary interface to the public, N2H2 could lose sales and could incur additional costs to design around the incompatibility.

N2H2 may be unable to adequately protect its proprietary rights, which may limit its ability to compete effectively.

Intellectual property is critical to N2H2’s success, and N2H2 relies upon trademark, copyright and trade secret laws in the United States and other jurisdictions to protect its proprietary technology and brands. N2H2 relies primarily on United States trade secret and copyright law to protect its proprietary search technology. N2H2 also protects its proprietary rights through the use of intellectual property agreements with employees and consultants, which cover confidentiality, nondisclosure, and assignment of invention matters. Some of N2H2’s former employees and consultants who may have had access to N2H2’s proprietary information have not entered into these intellectual property agreements, although N2H2 believes that all intellectual property that is material to N2H2’s business is covered by signed agreements. If N2H2 is incorrect in this assessment, its business could be harmed.

Despite N2H2’s efforts to protect its proprietary rights, unauthorized parties may copy aspects of its solutions and obtain and use information that it regards as proprietary. Other parties may breach confidentiality agreements and other protective contracts N2H2 has entered into, and N2H2 may not become aware of, or have adequate remedies in the event of, any breach. Trademark, copyright, and trade secret protection may not be available to N2H2 in every country in which its solutions are available. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as United States laws, and mechanisms for enforcement of intellectual property rights may be inadequate.

Intellectual property claims and litigation could subject N2H2 to significant liability for damages and result in invalidation of N2H2’s proprietary rights.

In the future, N2H2 may have to resort to litigation to protect its intellectual property rights or to determine the validity and scope of the proprietary rights of others. In particular, N2H2 expects that as competition in the market for Internet filtering and monitoring solutions increases and as the number of patents relating to these solutions continues to increase, the potential for patent infringement claims against N2H2 will increase. Any litigation, regardless of its success, would likely result in significant expense to N2H2 and divert the efforts of N2H2’s management and development personnel. In the event of an adverse result, N2H2 could be required to do one or more of the following:

•	pay substantial damages, including treble damages;

•	permanently cease use of any technology determined to be infringing;

•	obtain a license for the technology, which may be on unfavorable terms; or

•	attempt to redesign N2H2’s filtering and monitoring solutions to avoid the infringement or to develop non-infringing technology, which N2H2 might not be able to do at an acceptable price, in a timely fashion or at all.

N2H2’s solutions may suffer from defects or errors, which could result in loss of revenues, delayed or limited market acceptance of its solutions, increased costs and damage to N2H2’s reputation.

Complex software solutions such as N2H2’s frequently contain errors or defects, especially when first introduced or when new versions are released. N2H2’s customers are particularly sensitive to such defects and errors because they rely on N2H2’s solutions for providing a content-safe Internet environment. Any significant defects or errors in N2H2’s solutions may result in loss of revenues or delay in market acceptance, diversion of development resources, negative publicity, damage to N2H2’s reputation or legal claims. Although N2H2’s agreements with customers typically contain provisions designed to limit exposure to potential legal liability, these limitation of liability provisions may not be completely effective. N2H2 has not experienced any liability claims to date, but N2H2 cannot assure you that it will not face this type of claim in the future. N2H2 maintains errors and omissions insurance, but it cannot assure you that this insurance coverage will adequately cover N2H2 for any claims.

N2H2’s solutions may be vulnerable to security risks or service disruptions that could harm its business.

N2H2’s servers are vulnerable to physical or electronic break-ins and service disruptions, which could lead to interruptions, delays, loss of data or the inability to process user requests. Such events could severely damage N2H2’s ability to service existing customers and activate new customers, and would be very expensive to remedy and could damage N2H2’s reputation, thereby discouraging existing and potential customers from using N2H2’s solutions. In the past, N2H2 has experienced unsuccessful attempts at electronic break-ins, but it may experience successful break-ins in the future. Any such events could harm N2H2’s business.

N2H2 has an Internet hosting agreement with a third-party hosting provider who houses the majority of N2H2’s servers. N2H2’s network operations center is situated at the hosting provider in a single geographic location, and not all systems within this location are redundant. N2H2’s operations depend on the hosting provider’s ability to protect N2H2’s systems against damage from fire, earthquake, power loss, flood, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Any major disruption in N2H2’s solutions could take a substantial amount of time to remedy, and could diminish revenues, decrease customer and user confidence in N2H2’s solutions and limit the growth of N2H2’s business.

If the use of the Internet in education and business does not grow, demand for N2H2’s solutions will be limited.

The success of N2H2’s solutions in the education market will depend, in large part, on the continued broad use and acceptance of the Internet as a source of information in educational settings. Schools, teachers and parents may cease to consider the Internet a viable research tool due to concerns over the potential exposure of students to unsuitable material, even with filtering and monitoring solutions such as N2H2’s, or because of inadequate development of telecommunications and networking systems. Similarly, N2H2 is uncertain of the extent to which businesses will use the Internet as a means of communication and commerce and whether the market for Internet filtering and monitoring solutions will continue to develop.

The Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased governmental regulation. Cutbacks in technology funding could also limit use of the Internet in schools. If the necessary Internet infrastructure and complementary products are not developed on a timely basis, or if school and business use of the Internet experiences a significant decline, demand for N2H2’s solutions may be limited.

You may be unable to resell your shares at or above the price at which you purchased them, and N2H2’s stock price may be volatile.

N2H2’s common stock has traded on the OTC Bulletin Board under the symbol “NTWO.OB” since March 21, 2002, after N2H2 was delisted because it failed to meet the continued listing requirements of the

Nasdaq National Market. The OTC Bulletin Board is not an exchange, and trading in stocks on the OTC Bulletin Board is often more sporadic and lower in volume than that in shares on the national exchanges. As a result, stocks trading on the OTC Bulletin Board are often subject to price fluctuations that are unrelated, or disproportional, to the operating performance of the companies.

The price of N2H2’s common stock has historically been volatile, even before it was delisted from Nasdaq, since N2H2’s initial public offering in August 1999. N2H2’s common stock reached a high of $33.13 per share on December 14, 1999 and has traded as low as $0.11 per share on various occasions, most recently on April 10, 2003. As a result of fluctuations in the price of N2H2’s common stock, you may be unable to sell your shares at or above the price at which you purchased them. The trading price of N2H2’s common stock could be subject to fluctuations for a number of reasons, including:

•	actual or anticipated quarterly variations in operating results;

•	announcements of technological innovations or new solutions by N2H2 or its competitors;

•	changes in analysts’ earning projections or recommendations;

•	N2H2’s failure to meet or exceed analyst estimates;

•	announcements of technological innovations;

•	the introduction of new solutions;

•	announcements regarding developments related to the merger;

•	proprietary rights litigation or other litigation; and

•	other events or factors, many of which are beyond N2H2’s control.

In addition, stock prices for many technology companies fluctuate widely for reasons that may be unrelated to operating results of these companies. These fluctuations, as well as general economic, market and political conditions, such as national or international currency and stock market volatility, recessions or military conflicts, may materially and adversely affect the market price of N2H2’s common stock, regardless of N2H2’s operating performance, and may result in class action securities litigation against N2H2 which, even if unsuccessful, would be costly to defend and distracting to management.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the SEC filings that are incorporated by reference into this proxy statement/prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to Secure Computing’s and N2H2’s anticipated revenues and income, business prospects, new developments and merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “anticipates,” “estimates,” “intends,” “believes,” “could,” “should,” “expects,” “plans,” “projects,” and “seeks,” or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of each company’s senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on the merger and/or on each company’s businesses, financial condition or results of operations. In addition, investors should consider the other information contained in or incorporated by reference into Secure Computing’s and N2H2’s filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002 and September 30, 2002, respectively, especially in the “Management’s Discussion and Analysis” and “Risk Factors” sections contained therein, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on Secure Computing’s and N2H2’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this proxy statement/prospectus may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this proxy statement/prospectus.

You should understand that the following important factors, in addition to those discussed elsewhere in this proxy statement/prospectus and in the documents incorporated into this proxy statement/prospectus by reference, could affect Secure Computing’s and N2H2’s future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	the ability to integrate the operations of Secure Computing’s and N2H2’s businesses, including their respective research and development operations, personnel, product lines, technology and management structures;

•	the ability to achieve anticipated synergies and cost savings;

•	timing and success of product development and market acceptance of developed products;

•	intellectual property positions;

•	material adverse changes in economic conditions generally or in Secure Computing’s and N2H2’s markets or industries;

•	future regulatory and legislative actions and conditions affecting Secure Computing’s and N2H2’s operations;

•	competition from other companies;

•	the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;

•	the ability to maintain the integrity of Secure Computing’s and N2H2’s systems and infrastructure;

•	the ability to expand into and successfully operate in foreign markets;

•	obtaining and retaining key executives and skilled employees;

•	fluctuations in operating results;

•	management of rapid growth;

•	acts of terrorism;

•	war or political instability; and

•	other risks and uncertainties as may be detailed from time to time in Secure Computing’s and/or N2H2’s public announcements and filings with the SEC.

Neither Secure Computing nor N2H2 is under any obligation, and neither Secure Computing nor N2H2 intends, to make publicly available any update or other revisions to any of the forward-looking statements contained in this proxy statement/prospectus to reflect circumstances existing after the date of this proxy statement/prospectus or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

THE N2H2 SPECIAL MEETING

This proxy statement/prospectus is furnished to N2H2 shareholders in connection with the solicitation of proxies by the N2H2 board of directors from the holders of N2H2 common stock for use at the special meeting of N2H2 shareholders. This proxy statement/prospectus is also furnished to N2H2 shareholders as a prospectus of Secure Computing in connection with the issuance by Secure Computing of shares of Secure Computing common stock to N2H2 shareholders in connection with the merger.

We are first furnishing this proxy statement/prospectus to N2H2 shareholders on or about          , 2003.

Date, Time and Place; Purpose

The special meeting will be held at the Union Bank of California Building, 900 Fourth Avenue, Fifth Floor, Seattle, Washington, on     ,          , 2003, at      a.m., local time. At the special meeting, and any adjournment or postponement of the special meeting, N2H2 shareholders will be asked to consider and vote upon a proposal to approve the merger agreement and the transactions contemplated by the merger agreement.

Record Date; Voting Rights

The board of directors of N2H2 has fixed the close of business on          , 2003 as the record date for determining the holders of N2H2 common stock entitled to receive notice of, and to vote at, the special meeting. Only holders of record of shares of N2H2 common stock on the record date are entitled to vote at the special meeting. On the record date, there were      shares of N2H2 common stock outstanding held by      holders of record.

Quorum; Votes Required for Approval

The presence, in person or by proxy, of the holders of at least a majority of the votes eligible to be cast by the holders of outstanding shares of N2H2 common stock is necessary to constitute a quorum at the special meeting. The affirmative vote of holders of N2H2 shares representing at least two-thirds of the voting power of the outstanding shares of N2H2 common stock is required to approve the merger agreement and the transactions contemplated by the merger agreement at the special meeting.

As of the record date, directors and executive officers of N2H2 beneficially owned              shares of N2H2 common stock, representing a 32% voting interest in N2H2. Each of such directors and executive officers has agreed to vote all of his or her N2H2 shares in favor of the proposal to approve the merger agreement and the transactions contemplated by the merger agreement.

Voting; Revocation of Proxies

If you are the record holder of shares of N2H2 common stock, you can vote your shares by completing, signing and dating your proxy card and returning it in the enclosed return envelope. You can also vote in person at the special meeting.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

All shares of N2H2 common stock represented by properly executed proxies received prior to or at the special meeting and not revoked will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated on a properly executed returned proxy, such proxies will be voted FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement. Proxies voted against the proposal to approve the merger agreement will not be voted in favor of any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies.

Abstentions

A properly executed proxy marked ABSTAIN will be counted as present for purposes of determining whether there is a quorum. Because the affirmative votes required for approval of the merger agreement at the special meeting are, as described above, a percentage of the combined voting power of the outstanding shares entitled to vote, whether or not voted, a proxy marked ABSTAIN will have the effect of a vote against the proposal to approve the merger agreement. In addition, the failure of a shareholder of N2H2 to return a proxy and to vote in person at the special meeting will have the effect of a vote cast against the proposal to approve the merger agreement.

Shares represented by “broker non-votes,” which are shares held by brokers or nominees that are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal, will also be counted for purposes of determining whether there is a quorum at the special meeting, but will not be voted. Those shares will be counted for purposes of determining the combined voting power of N2H2 common stock outstanding on the record date and, accordingly, will have the same effect as a vote cast against the proposal to approve the merger agreement.

A shareholder may revoke his, her or its proxy at any time prior to its use by delivering to the secretary of N2H2 a signed notice of revocation or a later-dated, signed proxy, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute the revocation of a proxy.

Persons Making the Solicitation

The proxies of the shareholders of N2H2 are being solicited by N2H2’s board of directors. The cost of solicitation of proxies will be paid by N2H2. In addition to solicitation by mail, officers and regular employees of N2H2 may solicit proxies in person or by mail, telephone, Internet, facsimile or other means of electronic transmission. The extent to which this is necessary depends entirely on how promptly proxy cards are returned. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners; N2H2 will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in so doing. N2H2 shareholders are urged to send in their proxies without delay.

N2H2 has retained              to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in the solicitation of proxies from N2H2 shareholders. The fee for such firm’s service is estimated not to exceed $             plus reimbursement for reasonable out-of-pocket costs and expenses.

N2H2 shareholders should not send in any stock certificates with their proxy cards. N2H2 shareholders will receive a transmittal letter with instructions for the surrender of their N2H2 stock certificates as soon as practicable after completion of the merger.

Voting Securities and Principal Holders

Information regarding the security ownership of N2H2’s directors and executive officers and persons known to N2H2 to own more than 5% of N2H2’s outstanding common stock is incorporated into this proxy statement/prospectus by reference to N2H2’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002, as amended.

THE MERGER

This section of the proxy statement/prospectus describes certain aspects of the merger agreement and the proposed merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. We urge N2H2 shareholders to read the merger agreement carefully and in its entirety.

Background to the Merger

The terms and conditions of the merger agreement and the merger are the result of arm’s-length negotiations between representatives of N2H2 and representatives of Secure Computing.

As part of on-going efforts to strengthen N2H2’s business and enhance shareholder value, the directors and officers of N2H2 periodically evaluate strategic alternatives for N2H2 based on N2H2’s business and financial condition, its competitive position in the Internet filtering and monitoring market and general economic conditions. These alternatives have included various business proposals and combinations, including financings, strategic partnerships, cash and stock acquisitions and going-private transactions. In November 2002, although N2H2’s board of directors had not at that time decided that the sale of N2H2 or any other extraordinary transaction was necessarily the best strategic alternative, the board of directors of N2H2 engaged Updata Capital, Inc. to assist them in evaluating a potential sale of N2H2.

The management of Secure Computing continually reviews Secure Computing’s position in light of the changing competitive environment within the network security marketplace with the objective of determining what strategic alternatives are available to enhance stockholder value.

Throughout the first quarter of 2003, N2H2 continued to evaluate its strategic options in the midst of challenging market and industry conditions. In January 2003, Updata Capital approached Secure Computing and other potential strategic acquirors to discuss general interest in exploring a possible strategic acquisition of N2H2.

Beginning in February 2003, in order to further explore a possible transaction, Updata Capital entered into non-disclosure agreements with Secure Computing and other parties that Updata Capital, together with N2H2 management, identified as potential acquirors of N2H2 and that expressed interest in receiving materials prepared by Updata Capital and N2H2’s management team describing N2H2. Discussions with each of these parties continued intermittently throughout February, March and April 2003 through email and telephone calls. During this time, additional parties were contacted as well. These efforts did not, however, lead to substantive negotiations at that time.

In March 2003, executive officers from N2H2, including Chief Executive Officer Howard Philip Welt and Chief Financial Officer J. Paul Quinn, engaged in direct dialogue with Secure Computing by responding to questions posed by Secure Computing’s management team about N2H2’s financials and operations.

During May 2003, discussions with several potential acquirors, including Secure Computing, progressed through conference calls and meetings with N2H2 management and Updata Capital. During the week of May 19, 2003, members of the management teams from both Secure Computing and N2H2 participated in two conference calls, during which the parties addressed in greater depth additional questions from Secure Computing regarding N2H2’s business and its product line.

As a result of such discussions and pursuant to a deadline Updata Capital issued to potentially interested parties for receipt of preliminary indications of interest, in June 2003, N2H2 received proposals of merger from Secure Computing and three other potential acquirors. In connection with its proposal, Secure Computing sent a letter to N2H2 on June 10, 2003 outlining the proposed terms for a possible transaction between the two parties. This letter proposed, subject to customary conditions, including satisfactory completion of a due diligence review, that Secure Computing would acquire all of N2H2’s outstanding common stock in exchange for shares of Secure Computing common stock. The letter was non-binding.

On June 20, 2003, the board of directors of N2H2 held a meeting to review the proposals it had received. At this meeting, the board received a presentation from Updata Capital regarding the proposals and the prospective acquirors. The board directed the officers of N2H2 and Updata Capital to continue negotiations with the potential acquirors in an effort to improve the proposal terms.

Updata Capital had several subsequent dialogues with the suitors, two of which requested additional information about N2H2. On June 27, 2003, N2H2 received a revised proposal from Secure Computing, which was followed by several conference calls involving N2H2 management, Updata Capital and members of the Secure Computing management team regarding certain aspects of Secure Computing’s business. Two other suitors submitted revisions to their proposals as well. The next highest revised proposal was a proposal to purchase all outstanding N2H2 shares for cash consideration of approximately $13 million in the aggregate.

On July 7, 2003 N2H2’s board of directors met to review the status of the outstanding proposals. For the reasons described below under “Information and Factors Considered by the N2H2 Board of Directors,” the N2H2 board determined that the proposal from Secure Computing represented the best potential value for shareholders. As a result, the board directed the officers of N2H2 to continue negotiations with Secure Computing toward a definitive agreement of merger.

On July 8, 2003, N2H2 received another revised proposal from Secure Computing. The parties agreed in principal to the terms outlined in the proposal, subject to ongoing due diligence, board approval and negotiation and execution of definitive transaction documents. Substantive negotiations toward a definitive merger agreement and related agreements began immediately between Secure Computing and N2H2’s respective legal counsel.

On July 15, 2003, the Secure Computing board of directors held its regularly scheduled board meeting at which it was briefed on the status of discussions between Secure Computing and N2H2 and reviewed the possible transaction.

During the week of July 14, 2003, Secure Computing representatives met with N2H2 representatives and legal counsel in Seattle, Washington to conduct a due diligence review of N2H2’s books and records and its business and operations. In addition, N2H2’s officers and legal counsel conducted a due diligence review of Secure Computing’s publicly available documents.

On July 23, 2003, the Secure Computing board approved the proposed merger.

On July 24, 2003, Mr. Welt and Mr. Quinn met with Timothy McGurran and Timothy Steinkopf, respectively, President and Chief Operating Officer of Secure Computing and Senior Vice President and Chief Financial Officer of Secure Computing, to discuss integration and operation plans and to complete the additional due diligence by N2H2 of Secure Computing’s business, operations and recent announcements.

On July 28, 2003, the N2H2 board of directors held a special meeting at which Updata Capital rendered its oral opinion to the board, which Updata Capital confirmed by delivery at such meeting of a written opinion dated July 28, 2003, to the effect that, as of July 28, 2003 and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to N2H2 shareholders. After further discussion and deliberation, the N2H2 board approved the merger agreement and the related agreements and the transactions contemplated by those agreements. After final negotiations among representatives of N2H2, Secure Computing and their respective legal counsel, the merger agreement was completed and executed by the parties after the close of the market on July 28, 2003.

On July 29, 2003, Secure Computing and N2H2 issued a joint press release announcing the execution of the merger agreement.

Recommendation of the N2H2 Board of Directors

The N2H2 board of directors, by the unanimous vote of the directors at a meeting held on July 28, 2003, approved the merger agreement, declared the merger advisable and recommended adoption and approval of the merger agreement and authorization of the merger by N2H2’s shareholders at the special meeting. The N2H2 board of directors recommends that shareholders vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement.

Information and Factors Considered by the N2H2 Board of Directors

In reaching its decision to approve the merger agreement, the N2H2 board of directors consulted with its financial advisors and legal counsel, as well as N2H2’s management, and carefully considered a number of factors and potential benefits, including the following:

•	the financial terms and structure of the merger, including that the exchange ratio of 0.0841 of a share of Secure Computing common stock represents (i) a 17% premium over the closing sale price of N2H2 common stock as of July 25, 2003, the last full trading day prior to the N2H2 board meeting at which the merger was approved and (ii) a 66%, 109% and 117% premium over the one-, three- and twelve-month trading average closing prices of N2H2 common stock;

•	the financial condition, results of operations and business of N2H2 and Secure Computing, on both an historical and a prospective basis, and current industry, economic, political and market conditions;

•	the view of N2H2’s board that, based on the other proposals received and the level of interest shown by other potential acquirors, the merger agreement and the transactions contemplated by the merger agreement represented the most attractive alternative available to maximize shareholder value;

•	the fact that the next highest proposals received by N2H2 following requests for proposals and discussions with several potential bidders had a lower value than the Secure Computing offer;

•	the trading history of N2H2’s common stock and Secure Computing’s common stock;

•	the fact that the common stock of N2H2 has been delisted from Nasdaq, thereby limiting the liquidity of N2H2’s common stock;

•	the terms of the merger agreement, which were reached after extensive arm’s-length negotiations between N2H2 and Secure Computing;

•	the reasonable likelihood of the consummation of the transactions contemplated by the merger agreement and the limited number of conditions to the closing of the merger;

•	the fact that the merger agreement permits N2H2’s board to, in response to a superior offer (which N2H2’s board, after consultation with its financial advisor, determines to be more favorable to the N2H2 shareholders than the merger), (1) withdraw, amend or modify its recommendation of the merger agreement and the transactions contemplated by the merger agreement and (2) approve or recommend the superior offer, subject to the terms described under “The Merger Agreement—No Solicitation”;

•	the ability of N2H2’s shareholders to continue to participate in any growth of the business conducted by Secure Computing and N2H2 after the merger and to benefit from the potential appreciation in the value of shares of Secure Computing’s common stock;

•	Secure Computing’s business diversification relative to N2H2’s, and the fact that Secure Computing’s common stock has a larger public float and trading volume, and is more liquid, than N2H2’s common stock;

•	the ability to complete the merger as a reorganization for U.S. federal income tax purposes in which N2H2’s shareholders who acquire shares of Secure Computing’s common stock generally will not recognize any gain or loss;

•	the presentation and opinion of Updata Capital to the board to the effect that, as of July 28, 2003 and subject to and based upon the assumptions, limitations and other considerations set forth in its written opinion dated July 28, 2003, the exchange ratio of 0.0841 pursuant to the merger agreement was fair to the holders of N2H2’s common stock from a financial point of view (a copy of Updata Capital’s written opinion is attached as Appendix B to this proxy statement/prospectus); and

•	the review of, and discussions with legal and financial advisors and N2H2’s senior management regarding, certain business, financial, legal and accounting aspects of the merger, and the results of legal and financial due diligence.

The board also considered and, as appropriate, balanced against the potential benefits of the merger a number of neutral and potentially negative factors, including the following:

•	the fact that the merger consideration did not include any cash component and therefore did not offer N2H2 shareholders any immediate cash payment;

•	the fixed nature of the exchange ratio, and the resulting possibility that declines in the value of Secure Computing common stock will result in less aggregate value being paid to N2H2 shareholders in the merger;

•	the loss of control over the future operations of N2H2 following the merger;

•	the risk that the benefits sought to be achieved by the merger might not be achieved;

•	the general difficulties of integrating products, technologies and companies and the risk that integration might not be achieved quickly or smoothly;

•	the potential loss of key N2H2 employees and the impact on continuing N2H2 employees;

•	the risk that the merger would not be consummated in a timely manner, if at all; and

•	other matters described under “Risk Factors.”

After a detailed consideration of these factors, the board of directors concluded that the potential benefits of the merger outweighed these considerations and determined that the merger was fair to, and in the best interests of, N2H2 and its shareholders.

The above discussion of the information and factors considered by the board of directors is not exhaustive and does not include all factors considered by the board of directors. In evaluating the merger, the members of the board of directors considered their knowledge of the business, financial condition and future prospects of N2H2, and the advice of its advisors. In light of the number and variety of factors that the board of directors considered in connection with its evaluation of the merger, the board did not find it practicable to, and did not, assign relative weights to the foregoing factors. Rather, the board made its determination based on the total mix of information available to it. In addition, individual members of the board of directors may have given different weights to different factors. Based on the factors outlined above, the board of directors determined that the merger was fair to, and in the best interests of, N2H2 and its shareholders.

Information and Factors Considered by the Secure Computing Board of Directors

In making its decision to approve the merger agreement and the merger, the Secure Computing board of directors considered the following positive factors relating to the merger:

•	the exchange ratio, including the fact that it is a fixed exchange ratio, and the premium reflected therein, as well as the other terms and conditions of the merger agreement and the merger;

•	general market conditions and changes in the outlook for the industries in which Secure Computing’s and N2H2’s businesses operate;

•	the improved prospects for revenue generation and growth resulting from the acquisition of N2H2;

•	the ability of the combined company to leverage N2H2’s technological and operational expertise across Secure Computing’s other businesses;

•	the opportunity to develop and offer integrated solutions to the combined company’s customer base;

•	the opportunity to realize efficiencies in combined field sales and support teams to provide increased productivity and greater customer satisfaction;

•	the ability of a combined company to more effectively pursue, in a coordinated manner, acquisitions, strategic growth opportunities and other expansion strategies, in part due to improved coordination between N2H2 and Secure Computing’s other existing assets;

•	the material U.S. federal income tax consequences of the merger; and

•	the fact that the terms of the merger and the merger agreement were determined through extensive negotiations between the boards of directors of N2H2 and of Secure Computing, and their respective legal and financial advisors.

In making its decision to approve the merger agreement, including the merger, the Secure Computing board of directors also considered the following risks and potentially negative factors relating to the merger:

•	the problems inherent in merging the operations of two companies, including the possibility that management may be distracted from regular business concerns;

•	the risk that potential benefits sought in the merger might not be fully realized;

•	the possibility that the merger might not be consummated; and

•	the factors discussed in this proxy statement/prospectus under “Risk Factors.”

The Secure Computing board of directors believed that these risks and potentially negative factors were substantially outweighed by the benefits anticipated from the merger.

The foregoing discussion of the information and factors considered by the Secure Computing board of directors is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger, the Secure Computing board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors each director considered in reaching his determination.

Opinion of the Financial Advisor to the Board of Directors of N2H2

On November 22, 2002, N2H2 retained Updata Capital, Inc. to act as financial advisor and, if requested, to render a fairness opinion to its board of directors in connection with a sale or merger of N2H2. N2H2 retained Updata Capital to act as financial advisor based on Updata Capital’s qualifications, reputation, experience and expertise in providing investment banking services to its clients in the information technology sector. At the meeting of N2H2’s board of directors on July 28, 2003, Updata Capital delivered its oral and written opinion that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limits of review as set forth in its written opinion, the exchange ratio in the merger was fair, from a financial point of view, to N2H2’s shareholders. Updata Capital was not requested to, and did not, provide an update to its opinion to cover periods after July 28, 2003.

The full text of Updata Capital’s written opinion, which describes the various assumptions made, procedures followed, matters considered and limitations of review undertaken by Updata Capital, is attached as Appendix B to this proxy statement/prospectus and is incorporated by reference. You are urged to, and should, read the Updata Capital opinion carefully and in its entirety. The Updata Capital opinion is directed to N2H2’s board of directors and addresses only the fairness of the exchange ratio, from a financial point of view, to holders of shares of N2H2 common stock as of the date of the opinion. The Updata Capital opinion does not address any other aspect of the merger, the business merits of the merger, or the merits of the merger over any other alternatives that may be available to N2H2, and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the merger. In furnishing its opinion, Updata Capital did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act. The summary of the Updata Capital opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering its opinion, Updata Capital, among other things:

•	reviewed the most recent draft of the merger agreement dated as of July 25, 2003, and based its opinion on its understanding that the terms and conditions therein would not materially change;

•	reviewed certain publicly available financial statements and other business and financial information of N2H2 and Secure Computing;

•	reviewed certain internal financial and operating information concerning N2H2, including certain projections relating to N2H2 prepared by its management;

•	reviewed publicly available equity analyst research and projections regarding Secure Computing;

•	discussed the operations, business strategy, financial performance and prospects of N2H2 and Secure Computing with senior executives of N2H2 and Secure Computing;

•	discussed the strategic rationales of N2H2 and Secure Computing for the merger with senior executives of N2H2 and Secure Computing;

•	reviewed certain financial performance and trading data regarding N2H2 and compared them with similar data regarding public companies Updata Capital deemed comparable in whole or in part to N2H2;

•	reviewed historical reported closing prices and trading activity for N2H2 common stock and Secure Computing common stock on the OTC Bulletin Board and Nasdaq;

•	reviewed available information concerning other mergers and acquisitions of public companies it deemed comparable in whole or in part to the merger;

•	reviewed the pro forma impact of the merger on operating margins and earnings per share for the combined company; and

•	reviewed such other information, performed such other analyses and procedures, and considered such other factors as Updata Capital deemed appropriate for purposes of this opinion.

In rendering its opinion, Updata Capital relied on and assumed the accuracy and completeness of all the financial and other information (including, without limitation, the representations and warranties contained in the merger agreement) that was publicly available or reviewed by it for purposes of its opinion. Updata Capital did not assume responsibility to verify, and did not independently verify, any such information. Updata Capital assumed without independent verification that financial projections and other information relating to the merger provided to it by N2H2, including, without limitation, estimates relating to the financial and operational benefits anticipated from the merger, were reasonably prepared on bases reflecting the best available estimates and good-faith judgments of N2H2 management. In addition, Updata Capital relied on, without independent verification, the assessments of the managements of N2H2 and Secure Computing as to the operations, business strategy and prospects of N2H2 and Secure Computing, and as to the strategic rationales for the merger.

Updata Capital further assumed that the assumptions on which the foregoing were based were reasonable and that there were no material changes in the assets, financial condition or business prospects of N2H2 since the date of the most recent financial statements made available to Updata Capital. Updata Capital neither made nor obtained an independent appraisal or valuation of any of the assets, liabilities or solvency of N2H2. Updata Capital was not furnished with any such appraisals, nor was Updata Capital requested to do, make or review any such valuation. In addition, Updata Capital assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger is expected to be treated as a reorganization for U.S. federal income tax purposes.

Updata Capital did not express any opinion as to the prices at which N2H2 common stock and Secure Computing common stock would trade prior to or subsequent to the merger. For purposes of its opinion, Updata Capital assumed that neither Secure Computing nor N2H2 was involved in any material transaction other than the merger and those activities undertaken in the ordinary course of conducting its business. Updata Capital’s opinion is necessarily based on market, economic, financial and other conditions as they exist and can be reasonably evaluated as of the date of its opinion. Updata Capital assumed no responsibility to update or supplement its opinion based on a change in any such conditions or to provide notice of any such changes.

The following is a summary description of some of the sources of information and methodologies employed by Updata Capital in rendering its opinion and reviewed with the N2H2 board of directors on July 28, 2003. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant method of financial and comparative analysis and the application of these methods to the particular circumstances. Consequently, a fairness opinion is not readily susceptible to summary description. Updata Capital believes that its analyses must be considered as a whole and that considering any portions of those analyses and factors without considering all of them could create a misleading or incomplete view of the process underlying the opinion. The order of the analyses described, and the results of those analyses, do not represent relative importance or weight given to those analyses by Updata Capital. In arriving at its opinion, Updata Capital did not attribute any particular weight to any analyses or factors considered by it, but rather made qualitative judgments as to the relevance of each analysis and factor. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Updata Capital, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Implied Transaction Value.    Giving effect to the exchange ratio of 0.0841, which represents the fraction of a share of Secure Computing common stock to be issued in the proposed merger for each whole share of N2H2 common stock, Updata Capital calculated the implied equity value of the merger consideration to be approximately $0.76 per share of N2H2 common stock (based on closing prices for N2H2 common stock and Secure Computing common stock on July 25, 2003). Based on the number of N2H2 common shares outstanding on a diluted basis, giving effect to the in-the-money value of N2H2’s options and warrants, Updata Capital calculated the aggregate implied equity value of the stock consideration payable in the merger for N2H2 common stock to be approximately $18.9 million. Adjusting this equity value for cash and equivalents that N2H2 management projects will be on hand as of September 30, 2003, Updata Capital estimated the implied enterprise value of N2H2 in the merger to be approximately $16.2 million.

Historical Trading Analysis.    Updata Capital reviewed the historical price performance of N2H2 common stock in 2002 and 2003, and compared N2H2’s price performance during the 12 months prior to July 28, 2003 to the Nasdaq and to a composite index consisting of a group of publicly traded stocks of companies deemed to be relevant. In addition, Updata Capital reviewed the average historical implied exchange ratio (as defined by N2H2’s closing price per share divided by Secure Computing’s closing price per share) over selected time periods. Summaries of the closing trading price history of N2H2 common stock and average implied exchange ratios are shown in the table below:

N2H2 Closing Prices	Low	Median	Mean	High	Average Exchange Ratio
Current (July 25, 2003)	$0.65	$0.65	$0.65	$0.65	0.0717x
30 Trading Days	$0.22	$0.45	$0.46	$0.70	0.0503x
60 Trading Days	$0.20	$0.25	$0.34	$0.70	0.0420x
90 Trading Days	$0.12	$0.22	$0.28	$0.70	0.0405x
Last 12 Months	$0.12	$0.18	$0.21	$0.70	0.0378x

Updata Capital noted that the implied per share equity value was greater than N2H2’s high closing prices, and that the exchange ratio was higher than the average exchange ratios during any of the selected periods.

Comparable Company Analysis.    Updata Capital compared selected valuation ratios implied by the exchange ratio with corresponding valuation ratios observed in a selected group of publicly traded companies in the security software industry that Updata Capital deemed for purposes of its analysis to be comparable in whole or in part to N2H2. The companies included were: Certicom Corp., Entrust, Inc., Intrusion Inc., Netegrity, Inc., Secure Computing Corp., SurfControl plc, Tumbleweed Communications Corp., V-One Corp., Vasco Data Security International, Inc. and Websense, Inc. All companies reviewed trade on Nasdaq, except SurfControl, which trades on the London stock exchange. Updata Capital analyzed the valuation ratios of (a) this entire group and (b) a subset of this group comprising companies with less than $50 million of historical and projected 2003 calendar year revenues.

In its analysis, Updata Capital compared: (a) the enterprise value of N2H2 implied by the merger exchange ratio expressed as multiples of (i) N2H2 revenue on a trailing, or last-12 month, or LTM, basis and (ii) projected calendar year 2003 N2H2 revenue to (b) the low, median, mean and high multiples of the comparable public companies in both groups (the entire group and the low-revenue subset) implied by the public trading prices of their common stock, expressed as a multiple of the same operating data. Enterprise value is calculated as market capitalization plus the company’s short-term and long-term debt obligations, if any, less the company’s cash, cash equivalents and short-term investments.

Updata Capital reviewed, but did not compare, the enterprise value of N2H2 expressed as a multiple of earnings before interest and taxes, or EBIT, or the equity value of N2H2 representing the share price of N2H2 expressed as a multiple of net income per share. In both cases N2H2 does not have and is not expected to have meaningfully positive, from a multiples valuation standpoint, EBIT or net income on an LTM basis or in 2003. Furthermore, most of the comparable public companies reviewed do not have, and are not expected to have, meaningfully positive EBIT or net income on an LTM basis or in 2003. Projections of N2H2’s 2003 revenue, EBIT and net income were provided to Updata Capital by N2H2 management. Analyses based on future results of the comparable companies were taken from publicly available Wall Street research analyst estimates.

The following table presents the resulting selected valuation data:

	Low	Median	Mean	High	N2H2 (1)
Entire Group of Trading Comparables
Enterprise Value / LTM Revenue	0.9x	1.9x	2.5x	4.3x	1.4x
Enterprise Value / 2003 Estimated Revenue	1.1x	3.0x	2.7x	3.9x	1.3x

Subset of Trading Comparables with Revenues < $50 million
Enterprise Value / LTM Revenue	0.9x	1.8x	1.9x	3.4x	1.4x
Enterprise Value / 2003 Estimated Revenue	1.9x	2.2x	2.3x	2.9x	1.3x

(1)	Based on the value implied by the exchange ratio.

Updata Capital noted that, in general, the enterprise value to revenue multiples implied by the proposed merger were within the range of the corresponding publicly traded comparables.

Historical Transactions Analysis.    Updata Capital compared the multiple of enterprise value (as implied by the proposed merger) to LTM revenue with multiples of enterprise value to LTM revenues in 31 selected merger and acquisition transactions announced since the beginning of 2002. The transactions reviewed involved the acquisition of U.S. publicly traded enterprise software companies, including information technology security software companies, with implied deal enterprise values at announcement of less than $50 million. Enterprise value was calculated as the offer value for the respective target company, plus that company’s short-term and long-term debt obligations, if any, less its cash, cash equivalents and short-term investments. Financial data regarding historical transactions was taken from SEC filings, press releases, institutional research and other publicly available sources. Updata Capital analyzed the low, median, mean and high values for these transactions. The following table presents the resulting selected transaction multiples:

	Low	Median	Mean	High	N2H2 (1)
Enterprise Value / LTM Revenue	0.1x	0.5x	0.8x	2.6x	1.4x

(1)	Based on the value implied by the exchange ratio.

Updata Capital noted that the enterprise value to revenue multiple implied by the proposed merger was within the range of the selected historical transactions.

Premiums Paid Analysis.    Updata Capital reviewed 29 selected acquisitions of U.S. publicly traded enterprise software companies since 2002 having acquisition enterprise values at announcement of less than $50 million. Updata Capital compared (a) the low, median, mean and high premiums paid over this group’s trading prices one, five and 20 trading days prior to the date of each announced acquisition with (b) the premium represented by the implied price per N2H2 share in the proposed merger one, five and 20 trading days prior to announcement.

The following table presents the implied premium of the proposed merger and the range of premiums paid in the reviewed transactions:

	Low	Median	Mean	High	N2H2 (1)
One Trading Day Before Announcement	(20)%	36%	56%	227%	17%
Five Trading Days Before Announcement	1%	49%	75%	253%	31%
20 Trading Days Before Announcement	(12)%	50%	76%	238%	85%

(1)	Based on the per share value implied by the exchange ratio.

Updata Capital noted that the premiums implied by the proposed merger were in all cases within the range of premiums paid in the reviewed transactions.

Exchange Ratio Premiums Analysis.    Updata Capital reviewed average historical exchange ratios of N2H2 and Secure Computing stock (equal to the average closing share price of N2H2 for each measurement period, divided by the average closing share price of Secure Computing for each measurement period) over several periods: current (on July 25, 2003), last 30 trading days, last 60 trading days, last 90 trading days, and last 12 months. Updata Capital then determined the premiums represented by these exchange ratios to the exchange ratio of 0.0841.

The table below compares these historical exchange ratio premiums:

	Average Closing Share Price		Period Average Exchange Ratio	Period Average Exchange Ratio Premium (1)
	N2H2	Secure Computing
Current (7/25/03)	$0.65	$9.06	0.0717x	17%
Last 30 Trading Days	$0.46	$9.15	0.0508x	66%
Last 60 Trading Days	$0.34	$8.10	0.0421x	100%
Last 90 Trading Days	$0.28	$6.91	0.0401x	109%
Last 12 Months	$0.21	$5.56	0.0387x	117%

(1)	Based on the exchange ratio of 0.0841.

Updata Capital noted that the exchange ratio implied by the proposed merger represented a significant premium to the average historical exchange ratios for each of the selected periods.

Accretion/Dilution Analysis.    Updata Capital analyzed the pro forma effects resulting from the proposed merger on projected calendar year 2003 annual earnings per share of the combined company. For purposes of this analysis the transaction was treated as closing on December 31, 2002. Updata Capital reviewed two scenarios, one that made no adjustments to the standalone generally accepted accounting principles income statements of each of Secure Computing and N2H2, and another that made adjustments for certain potential cost synergies that may result from the merger. Updata Capital relied on Wall Street equity analyst estimates for Secure Computing’s projected 2003 results, and on N2H2 management for N2H2’s projected 2003 results and for estimates of potential cost synergies arising from the proposed merger.

Based on this analysis, excluding the impact of non-cash adjustments, the merger would be slightly dilutive on a pro forma basis without synergies, but potentially significantly accretive with synergies.

Conclusion.    The summary set forth above does not purport to be a comprehensive description of all the analyses and factors considered by Updata Capital. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Updata Capital considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Updata Capital believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. The conclusions reached by Updata Capital may involve significant elements of subjective judgment and qualitative analysis. The ranges of valuations resulting from any particular analysis described above should not be taken to be Updata Capital’s view of the actual value of N2H2 or Secure Computing. In performing its analyses, Updata Capital considered general economic, market and financial conditions and other matters, many of which are beyond the control of N2H2 and Secure Computing. The analyses supplied by Updata Capital and its opinion were among several factors taken into consideration by N2H2’s board in making its decision to enter into the merger agreement and should not be considered as determinative of such decision.

The exchange ratio pursuant to the merger agreement was determined through arm’s-length negotiations between N2H2 and Secure Computing and was approved by N2H2’s board. Updata Capital assisted N2H2 during these negotiations. Updata Capital did not, however, recommend any specific exchange ratio to N2H2 or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

Pursuant to an engagement letter dated November 22, 2002, N2H2 agreed to pay Updata Capital a fee of $85,000 for the fairness opinion rendered to N2H2’s board of directors, plus reimbursement of its reasonable out-of-pocket expenses, including attorneys’ fees and expenses in connection therewith. Such payments were not contingent upon the closing of the merger, nor were such payments contingent upon the determination that the exchange ratio was fair, from a financial point of view, to N2H2’s shareholders. The November 22, 2002 engagement letter also engaged Updata Capital to provide financial advisory services to N2H2 in connection with a sale or merger, and N2H2 agreed to pay a transaction fee in connection therewith, contingent upon consummation of a sale or merger. Such transaction fee equals the greater of (a) $325,000 and (b) the sum of 3.25% of the first $10 million of aggregate value, plus 2% of aggregate value beyond $10 million of aggregate value. Aggregate value is defined as the value of all consideration paid per share of N2H2 common stock (with respect to consideration consisting of publicly traded common stock, such value is based on the closing price of such common stock immediately prior to the announcement of the merger or sale), multiplied by N2H2’s fully diluted shares outstanding (as defined in the November 22, 2002 letter), plus (i) the principal amount of debt or capital lease obligations assumed, retired or defeased by the buyer and (ii) the Black-Scholes value of stock options or warrants fully vested and exercisable upon consummation of a sale or merger and assumed by the buyer. The November 22, 2002 letter also provides for payment of a $40,000 retainer by N2H2 to Updata Capital, which would be credited against the transaction fee. Finally, in the November 22, 2003 letter, N2H2 agreed to reimburse Updata Capital for reasonable out-of-pocket expenses associated with its advisory services, including attorneys’ fees and expenses, and to indemnify and hold harmless Updata Capital and its affiliates and the partners, directors, agents and employees of Updata Capital and of its affiliates for losses, claims, damages and liabilities relating to or arising out of services provided by Updata Capital as N2H2’s financial advisor.

Material United States Federal Income Tax Consequences

In the opinion of Heller Ehrman White & McAuliffe LLP, counsel to Secure Computing, and Orrick, Herrington & Sutcliffe LLP, counsel to N2H2, the following discussion correctly describes the material U.S. federal income tax consequences of the merger generally applicable to holders of N2H2 common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any change in the foregoing could affect the continuing validity of the tax consequences described in this proxy statement/ prospectus. Neither Secure Computing nor N2H2 has requested or intends to request an advance ruling from the U.S. Internal Revenue Service, or IRS, as to the tax consequences of the merger. This description is not binding on the IRS, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

This description applies only to beneficial owners of N2H2 common stock who are U.S. persons. For purposes of this description, the term “U.S. person” means:

•	an individual who is a U.S. citizen or U.S. resident;

•	a corporation or entity treated as a corporation for federal income tax purposes created or organized in or under the laws of the United States or any state thereof;

•	a trust where either (a) both (1) a U.S. court is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust was in existence before August 20, 1996 and made a valid election to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its worldwide income from all sources.

This description is not a comprehensive description of all the tax consequences that may be relevant to holders of N2H2 common stock. It applies only to persons that hold their N2H2 common stock as capital assets within the meaning of Section 1221 of the Code. No attempt has been made to address all aspects of U.S. federal taxation that may be relevant to a particular holder of N2H2 common stock in light of its personal circumstances or to holders subject to special treatment under the U.S. federal income tax laws, including:

•	banks, insurance companies, and financial institutions;

•	tax-exempt organizations;

•	mutual funds;

•	persons that have a functional currency other than the U.S. dollar;

•	pass-through entities, including partnerships, and investors in pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	dealers in securities;

•	holders of options, and holders who acquired their N2H2 common stock through the exercise of stock options, in connection with stock purchase plans, or through a tax-qualified retirement plan or other compensatory transaction; and

•	holders who hold N2H2 common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger. It does not address the tax consequences of any transaction other than the merger.

EACH HOLDER OF N2H2 COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER.

The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Assuming the merger so qualifies, a holder will not recognize any gain or loss upon receipt of Secure Computing common stock in exchange for such holder’s N2H2 common stock, except in respect of cash received instead of a fractional share of Secure Computing common stock (as discussed below). The aggregate adjusted tax basis of the shares of Secure Computing common stock (including fractional shares deemed received and redeemed as described below) received in the merger will be equal to the aggregate adjusted tax basis of the shares of N2H2 common stock surrendered for the Secure Computing common stock. The holding period of the Secure Computing common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of N2H2 common stock were held. Secure Computing and N2H2 will not be required to complete the merger unless Secure Computing receives an opinion from Heller Ehrman White & McAuliffe LLP and N2H2 receives an opinion from Orrick, Herrington & Sutcliffe LLP, in each case dated the closing date and to the effect that the merger will constitute a reorganization for U.S. federal income tax purposes.

A holder who receives cash instead of a fractional share of Secure Computing common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of N2H2 common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of N2H2 common stock is more than one year at the effective time of the merger. The ability to deduct capital losses is limited.

A holder of N2H2 common stock who receives cash for all of its shares of N2H2 common stock pursuant to the exercise of dissenters’ rights in connection with the merger generally will recognize gain or loss equal to the difference between the tax basis of the shares of N2H2 common stock surrendered and the amount of cash received less any portion of the cash that is or is deemed to be interest for federal income tax purposes. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder held the shares of N2H2 common stock for more than one year. The ability to deduct capital losses is limited. Any portion of the cash received that is or is deemed to be interest for federal income tax purposes will be ordinary income. A holder of shares of N2H2 common stock receiving cash pursuant to the exercise of dissenters’ rights may be required to recognize gain or loss in the year the merger closes, irrespective of whether the holder actually receives payment for its shares of N2H2 common stock in that year. A holder of N2H2 common stock who owns, actually or constructively, any Secure Computing common stock could be subject to different treatment than described above upon the receipt of cash pursuant to the exercise of dissenters’ rights and should consult with its own tax advisor in this regard.

Payments of cash in lieu of fractional shares or to persons who perfect dissenters’ rights made in connection with the merger may be subject to “backup withholding” at a rate of 28%. Backup withholding generally applies if a holder (1) fails to furnish such holder’s Taxpayer Identification Number, or TIN, or (2) furnishes an incorrect TIN. Backup withholding does not constitute an additional tax, but merely an advance payment of tax, which may be refunded to the extent it results in an overpayment of tax, provided that the required information is supplied to the IRS.

Certain persons are generally exempt from backup withholding, including corporations. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of N2H2 common stock should consult with its own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption. Holders exchanging shares of N2H2 common stock pursuant to the merger should complete and sign the Substitute Form W-9 included as part of the letter of transmittal, when provided following the merger, to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Secure Computing and the exchange agent).

Tax matters are very complicated, and the tax consequences of the merger to each holder of N2H2 common stock will depend on the facts of that holder’s particular situation. The U.S. federal income tax discussion set forth above does not address all U.S. federal income tax consequences that may be relevant to a particular holder and may not be applicable to holders in special situations. Holders of N2H2 common stock are urged to consult their own tax advisors regarding the specific tax consequences of the merger.

Regulatory Approvals Required for the Merger

We are not aware of any material regulatory filings or approvals required prior to completing the merger. We intend to make all required filings under the Securities Act and the Exchange Act in connection with the merger.

Certain Effects of the Merger

Effects on the Market for N2H2 Common Stock

Following the merger, we intend to cause the delisting of shares of N2H2 common stock from the OTC Bulletin Board, following which shares of N2H2 common stock will not be publicly traded. Secure Computing common stock is currently listed on the Nasdaq National Market under the symbol “SCUR.”

Exchange Act Registration

Shares of N2H2 common stock are currently registered under the Exchange Act. Following the merger, we will file a Form 15 with the SEC requesting the suspension and termination of registration of shares of N2H2 common stock under the Exchange Act.

Accounting Treatment for the Merger

The merger will be accounted for by Secure Computing under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. Accordingly, Secure Computing’s cost to acquire N2H2 will be allocated to the assets acquired and the liabilities assumed based on their estimated fair values as of the date of acquisition. The allocation depends on certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments have been made solely for the purpose of providing unaudited combined condensed financial information. A final determination of the fair values of N2H2’s assets and liabilities will be based on the actual net tangible and intangible assets of N2H2 that exist as of the date of completion of the merger, and such valuations could change significantly upon the completion of further analyses and asset valuations from those used in the pro forma combined financial data presented elsewhere in this proxy statement/prospectus.

Resale of Secure Computing Common Stock

Shares of Secure Computing common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of Secure Computing common stock issued to any N2H2 shareholder that is, or is expected to be, an “affiliate” of Secure Computing or N2H2 for purposes of Rule 145 under the Securities Act. Persons that may be deemed to be “affiliates” of Secure Computing or N2H2 for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, Secure Computing and N2H2, respectively, and will include the directors of Secure Computing and N2H2, respectively. Each of N2H2’s affiliates has executed a written agreement with Secure Computing to the effect that such affiliate will not transfer any shares of Secure Computing common stock received as a result of the merger, except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act.

Listing of Secure Computing Common Stock to Be Issued in the Merger

It is a condition to the closing of the merger that the shares of Secure Computing common stock to be issued in the merger, if required by the Nasdaq rules, be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of N2H2 common stock under Chapter 23B.13 of the Washington Business Corporation Act to dissent from the merger, receive an appraisal as to the fair value of their shares of N2H2 common stock and receive cash equal to the appraised value of their N2H2 common stock instead of receiving the merger consideration. This summary is not exhaustive, and you should read the applicable sections of Chapter 23B.13, a copy of which is attached to this proxy statement/prospectus as Appendix C.

Under Chapter 23B.13, where a proposed merger is to be submitted for approval at a meeting of shareholders, as in the case of the N2H2 special meeting, the notice of the meeting must state that shareholders are or may be entitled to assert dissenters’ rights and include in the notice a copy of the dissenters’ rights statute. This proxy statement/prospectus constitutes notice to the holders of N2H2 common stock and a copy of the dissenters’ rights statute is attached as Appendix C.

If you are contemplating the possibility of exercising your dissenters’ rights of appraisal in connection with the merger, you should carefully review the text of Appendix C, particularly the procedural steps required to perfect dissenters’ rights, which are complex. We also encourage you to consult your legal counsel, at your expense, before attempting to exercise your dissenters’ rights. If you do not fully and precisely satisfy the procedural requirements of Washington law, you may lose your dissenters’ rights. N2H2 will not give you any notice other than as described in this proxy statement/prospectus as required by Washington law.

Requirements for Exercising Dissenters’ Rights

If you wish to exercise your statutory dissenters’ rights, to preserve your rights you must:

•	deliver to N2H2 before the special meeting written notice of your intent to exercise your dissenters’ rights of appraisal and demand payment for your shares of N2H2 common stock if the merger is consummated, which notice must be separate from your proxy. Your vote against the merger agreement alone will not constitute written notice of your intent to exercise your dissenters’ rights;

•	not vote your shares in favor of the merger agreement; and

•	follow the statutory procedures for perfecting dissenters’ rights under Washington law, which are described below under “Appraisal Procedures.”

If you do not satisfy each of the requirements, you cannot exercise dissenters’ rights and, if the merger agreement is approved by N2H2 shareholders and the merger occurs, your shares of N2H2 common stock will be converted into the right to receive the merger consideration pursuant to the terms of the merger agreement. You will not be entitled to payment for your shares under the dissenters’ rights statute.

Vote

Your shares must either not be voted at the N2H2 special meeting or must be voted against the approval of the merger agreement. Submitting a properly signed proxy card that is received prior to the vote at the special meeting that does not direct how the shares of N2H2 common stock represented by that proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of your statutory dissenters’ rights.

Notice

Your written notice of your intent to exercise dissenters’ rights must be filed with N2H2 at: N2H2, Inc., 900 Fourth Ave., Suite 3600, Seattle, WA, 98164 Attn: Corporate Secretary.

It is important that N2H2 receive all such written notices before the special meeting. Your written notice to demand payment should specify your name and mailing address, the number of shares of N2H2 common stock you own, and that you intend to demand cash payment for your N2H2 shares if the merger agreement is approved.

Appraisal Procedures

If the merger agreement is approved by N2H2 shareholders, within ten days after the approval, N2H2 will send written notice regarding the proper appraisal procedures to all shareholders who have given written notice under the dissenters’ rights provisions and have not voted in favor of the merger agreement as described above. The notice will contain:

•	the address where the demand for payment and certificates representing shares of N2H2 common stock must be sent and the date by which certificates must be deposited;

•	the date on which your payment demand must be received by N2H2, which will not be fewer than 30 or more than 60 days after the date the written notice is delivered to you;

•	a form for demanding payment that states the date of the first announcement to the news media or to shareholders of the proposed merger (July 29, 2003) and requires certification from the person asserting dissenters’ rights of whether or not the date the person acquired beneficial ownership of N2H2 common stock was before the date of the first announcement; and

•	a copy of Chapter 23B.13.

Duty to Demand Payment

If you wish to assert dissenters’ rights, you must demand payment, certify that you acquired beneficial ownership of your shares before July 29, 2003, and deposit your N2H2 certificates within the specified number of days after the notice is given. If you fail to make demand for payment or deposit your N2H2 certificates within the time period set forth in the written notice, you will lose the right to demand appraisal for your shares under the dissenters’ rights provisions, even if you filed a timely notice of intent to demand payment.

If N2H2 does not consummate the merger within 60 days after the date set for demanding payment and depositing share certificates, N2H2 will return all deposited certificates. If N2H2 does not return the deposited certificates within 60 days after the date set, you may notify N2H2 in writing of your estimate of the fair value of your N2H2 common stock plus the amount of interest due and demand payment of your estimated amount.

Payment

Except as provided below, within 30 days after the later of the effective time of the merger or the receipt by N2H2 of a valid demand for payment, N2H2 will remit to each dissenting shareholder who complied with the requirements of Washington law the amount N2H2 estimates to be the fair value of the shareholder’s N2H2 common stock, plus accrued interest. N2H2 will include the following information with the payment:

•	financial data relating to N2H2, including a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

•	an estimate by N2H2 of the fair value of the shares and a brief description of the method used to reach that estimate and an explanation by N2H2 of how the interest was calculated;

•	a brief description of the procedures to be followed by shareholders in demanding supplemental payment if such shareholders are dissatisfied with the estimate of the fair value of the shares determined by N2H2; and

•	a copy of Chapter 23B.13.

For dissenting shareholders who were not the beneficial owners of their shares of N2H2 common stock before July 29, 2003, N2H2 may withhold payment and instead send a statement setting forth its estimate of the fair value of their shares and offering to pay such amount, with interest, as a final settlement of the dissenting shareholder’s demand for payment. Payment of the fair value of these after-acquired shares may be conditional upon the dissenting shareholder’s waiver of other rights under Chapter 23B.13. N2H2 will also include in such statement an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a notice of the dissenter’s right to proceed with a judicial determination of the fair value of the shares if such dissenting shareholder is dissatisfied with the estimate of the fair value of the shares determined by N2H2.

Procedures If You Are Dissatisfied With N2H2’s Payment or Offer

If you are dissatisfied with N2H2’s payment or offer, or believe that the interest due was incorrectly calculated, you must, within 30 days of the payment or offer for payment, notify N2H2 in writing, and demand payment of your estimate of the fair value of your shares and amount of interest due. You may demand payment of your estimate of fair value of your shares less N2H2’s payment, or reject N2H2’s offer for payment and demand payment of your estimate of the fair value of your shares and interest due.

You may make such demands if:

•	you believe that the amount of N2H2’s payment or offer is less than the fair value of your shares or that the interest due is incorrectly calculated;

•	N2H2 fails to make payment within 60 days after the date set for demanding payment; or

•	N2H2 does not consummate the merger and does not return the deposited certificates within 60 days after the date set for demanding payment.

Court Action

If any dissenting shareholder’s demand for payment is not settled within 60 days after receipt by N2H2 of his, her or its payment demand, Washington law requires that N2H2 commence a proceeding in King County Superior Court and petition the court to determine the fair value of the shares and accrued interest, naming all the dissenting shareholders, whether or not residents of Washington, whose demands remain unsettled as parties to the proceeding. If N2H2 does not commence the proceeding within the 60-day period, it will pay each dissenter whose demand remains unsettled the amount demanded.

The court may appoint one or more appraisers to receive evidence and make recommendations to the court as to the amount of the fair value of the shares. The fair value of the shares as determined by the court is binding on all dissenting shareholders and may be less than, equal to or greater than the value of the merger consideration to be issued to non-dissenting shareholders for their shares of N2H2 common stock under the terms of the merger agreement if the merger is consummated. If the court determines that the fair value of the shares plus interest is in excess of any amount remitted by N2H2, then the court will enter a judgment for cash in favor of the dissenting shareholders in an amount by which the value determined by the court, plus interest, exceeds the amount previously remitted. For dissenting shareholders who were not the beneficial owners of their shares of N2H2 common stock before July 29, 2003 and for which N2H2 withheld payment pursuant to Section 23B.13.270, the court may enter judgment for the fair value, plus accrued interest, of the dissenting shareholders’ after-acquired shares.

Court Costs

The court will also determine the costs and expenses of the court proceeding and assess them against N2H2, except that the court may assess part or all of the costs against any dissenting shareholders whose actions in demanding payment are found by the court to be arbitrary, vexatious or not in good faith. If the court finds that

N2H2 did not substantially comply with the relevant provisions of Sections 23B.13.200 through 23B.13.280, the court may also assess against N2H2 any fees and expenses of attorneys or experts that the court deems equitable. The court may also assess those fees and expenses against any party if the court finds that the party has acted arbitrarily, vexatiously or not in good faith in bringing the proceedings. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against N2H2, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Dissent by Nominees and Beneficial Owners

A shareholder of record may assert dissenters’ rights as to fewer than all of the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies N2H2 in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of the partially dissenting shareholder are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

A beneficial owner of N2H2 common stock who desires to exercise dissenters’ rights on his, her or its behalf must obtain and submit the registered owner’s written consent at or before the time he, she or it files the notice of intent to demand fair value. The beneficial owner must do so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

For purposes of Washington law, “fair value” means the value of N2H2 common stock immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless that exclusion would be inequitable. Under Section 23B.13.020, a N2H2 shareholder has no right, at law or in equity, to set aside the approval of the merger or the consummation of the merger except if the approval or consummation fails to comply with the procedural requirements of Chapter 23B.13 or the articles of incorporation or bylaws of N2H2, or was fraudulent with respect to that shareholder or N2H2.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

The directors and officers of N2H2 have interests in the merger that may be different from, or in addition to, those of N2H2 shareholders generally, including those described below.

Options to purchase N2H2 common stock held by the directors and executive officers of N2H2 will be accelerated so that they fully vest in connection with the merger, which is earlier than those options otherwise would have vested. Assuming this acceleration, the directors and executive officers of N2H2 have, collectively, options to purchase 2,292,000 shares of N2H2 common stock at an exercise price of less than $0.     per share, which represents the value of the per share consideration to be received by N2H2 shareholders in the merger as of             , 2003 (based on the closing sale price of Secure Computing common stock on such date), broken down as follows:

	Number of In-the-Money Options(1)
Name	Vested	Vesting Upon Closing of Merger	Aggregate Dollar Value(2)
Howard Philip Welt	2,010,416	14,584	$
J. Paul Quinn	21,415	48,502	$
Hollis R. Hill	20,000	—	$
Michael T. Lennon	30,000	—	$
Peter H. Nickerson	394,062	—	$
Richard R. Rowe	20,000	—	$
Mark A. Segale	20,000	—	$
Dawn Trudeau	20,000	—	$

(1)	Includes all options having an exercise price equal to or less than $ per share. Assumes that the effective date of the merger is November 1, 2003.
(2)	Represents the product of (a) the difference between the exercise price of each option and $ per share and (b) the number of options with an exercise price of less than $ per share and that will be exercisable if the merger is completed.

Secure Computing has agreed to assume N2H2’s stock options granted under N2H2’s stock option plans and N2H2’s obligations with respect to N2H2’s employee stock purchase plan at the effective time of the merger. The terms of this assumption are described under “The Merger Agreement—Treatment of Options and Purchase Rights.” Under the terms of his employment agreement with N2H2, dated May 18, 2003, if Howard Philip Welt is terminated other than for cause, death or disability (including by Mr. Welt, for any reason) within 12 months of the effective date of the merger, Mr. Welt will receive a severance payment from Secure Computing of $250,000, payable in 12 monthly installments.

Pursuant to a change of control agreement, dated January 7, 2003, between N2H2 and J. Paul Quinn, if Mr. Quinn is terminated within nine months of the effective time of the merger, Mr. Quinn shall receive a severance payment of cash equal to 75% of Mr. Quinn’s base compensation, due in a single payment, and continuation for nine months of Mr. Quinn’s benefits, including life insurance, disability, medical, dental and hospitalization.

Secure Computing has agreed to maintain directors’ and officers’ insurance for the current directors and officers of N2H2 for six years following the effective date of the merger, and to preserve for the same period the rights to indemnification of the current and former directors, officers and employees of N2H2.

For the above reasons, the directors and officers of N2H2 could be more likely to support the merger than if they did not have these interests. N2H2 shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the approval of the merger agreement and the transactions contemplated by the merger agreement.

THE MERGER AGREEMENT

The following is a summary of the complete merger agreement attached as Annex A to this proxy statement/prospectus. Shareholders are urged to read the full text of the merger agreement.

Effective Time; Effect of Merger

The merger will become effective upon filing articles of merger with the Secretary of State of the state of Washington, or at such later time as is agreed to in writing by Secure Computing, N2H2 and Nitro Acquisition Corp., which we call Merger Sub. That time is the “effective time” of the merger. The closing of the merger will occur at the offices of Secure Computing’s outside legal counsel on a date to be specified by the parties, which will be no later than the second business day after the satisfaction or waiver of the conditions to the merger, unless the parties agree otherwise. That date is the “closing date” of the merger. The articles of merger will be filed on the closing date. The closing date and the effective time are anticipated to occur promptly after the special meeting.

At the effective time, Merger Sub will be merged with and into N2H2, the separate corporate existence of Merger Sub will cease and N2H2 will be the surviving corporation and a wholly owned subsidiary of Secure Computing. N2H2, as the surviving corporation after the merger, is sometimes referred to in this proxy statement/prospectus as the “surviving corporation.”

Conversion of Shares

At the effective time, each outstanding share of N2H2 common stock will be canceled and converted into the right to receive 0.0841 of a share of Secure Computing common stock.

The exchange ratio of 0.0841 will be adjusted for any stock split, reverse stock split, stock dividend, extraordinary dividend or distribution, reorganization, recapitalization or other similar change with respect to the N2H2 common stock or Secure Computing common stock occurring or having a record or effective date after the date of the merger agreement.

Each share of common stock of Merger Sub outstanding immediately prior to the effective time will be converted into and exchanged for one share of common stock of the surviving corporation.

No fractional shares of common stock will be issued in the merger. Rather than fractional shares of Secure Computing common stock, each N2H2 shareholder will receive from Secure Computing cash (rounded to the nearest whole cent) in an amount equal to the product of (a) such fraction, multiplied by (b) the average of the closing prices per share of Secure Computing common stock for each of the five trading days immediately preceding the effective time.

Promptly after the effective time, Secure Computing, acting through an exchange agent, will deliver to each N2H2 shareholder of record as of the effective time a letter of transmittal with instructions to be used by that shareholder in surrendering certificates which represented shares of N2H2 common stock prior to the effective time. Certificates should not be surrendered by N2H2 shareholders until they receive the letter of transmittal from the exchange agent.

Treatment of Options and Purchase Rights

At the effective time, Secure Computing will assume all options to purchase N2H2 common stock then outstanding under the N2H2 stock option plans and purchase rights under the N2H2 employee stock purchase plan so that they will be exercisable after the effective time on the same terms and conditions, except for the number of shares and exercise price, as under the N2H2 stock option plan and stock purchase plan under which they were granted and the related option agreements.

Each option to purchase N2H2 common stock granted under N2H2’s stock option plans that is outstanding and unexercised as of the effective time will be converted into an option to purchase 0.0841 of a share of Secure Computing common stock for each share of N2H2 common stock covered by the option before the merger. The exercise price per Secure Computing common share subject to each option will be adjusted to equal its pre-conversion exercise price per share divided by 0.0841. Stock purchase rights under the stock purchase plan will be similarly converted.

Representations and Warranties

N2H2, Secure Computing and Merger Sub have made representations in the merger agreement relating to, among other things:

•	organization, valid existence and qualification as a foreign corporation;

•	authorization, execution, delivery and enforceability of the merger agreement;

•	absence of conflicts under charter documents and breaches of contracts or violations of law;

•	capitalization of themselves and their respective subsidiaries;

•	the accuracy of information contained in documents filed with the SEC;

•	compliance with laws;

•	financial statements;

•	the absence of undisclosed liabilities;

•	contracts and commitments;

•	intellectual property rights;

•	absence of material adverse events, changes or effects; and

•	litigation.

N2H2 has made additional representations, among others, relating to:

•	the recommendation of the N2H2 board of directors regarding the merger;

•	the fairness opinion delivered to the N2H2 board of directors;

•	insurance;

•	employment and labor contracts and other labor matters;

•	tax matters;

•	retirement and other employee benefit plans and matters;

•	environmental matters;

•	fees payable to finders and brokers in connection with the merger;

•	title to property;

•	the absence of other existing discussions relating to an acquisition of N2H2;

•	subscription renewal rates; and

•	the absence of material misstatements or omissions in the representations and warranties contained in the merger agreement.

None of the representations and warranties of N2H2, Secure Computing or Merger Sub in the merger agreement will survive the effective time. In addition, Secure Computing and N2H2 have agreed to make representations that will serve as the basis for the tax opinions of Heller Ehrman White & McAuliffe LLP and

Orrick, Herrington & Sutcliffe LLP described under “The Merger – Material United States Federal Income Tax Consequences.”

Conduct of N2H2’s Business Prior to the Effective Time

Until the earlier of the termination of the merger agreement and the effective time, N2H2 has agreed to:

•	conduct its operations according to its ordinary and usual course of business consistent with past practice;

•	use commercially reasonable efforts to preserve intact its business organization, keep available the services of its officers and employees in each business function and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; and

•	refrain from taking any action that would adversely affect its ability to consummate the merger or the other transactions contemplated by the merger agreement.

The merger agreement further provides that, subject to limited exceptions, during the period from the date of the merger agreement until the effective time, neither N2H2 nor its subsidiaries will take any of the following actions without the prior written consent of Secure Computing:

•	enter into, violate or amend the material terms of any agreement relating to the joint development or transfer of technology or to intellectual property rights or, except in the ordinary course of business and consistent with past practice, any other agreements;

•	waive any stock repurchase rights, change the period of exercisability or price of options or authorize cash payments in exchange for options;

•	grant any severance or termination pay except consistent with past practice;

•	declare or pay any dividends, split, combine or reclassify any shares of its capital stock, or issue or authorize the issuance of any other securities;

•	repurchase any shares of capital stock, except as provided under any existing plan;

•	amend any charter document;

•	sell, lease or otherwise dispose of any properties or assets that are material to the business of N2H2, except in the ordinary course of business consistent with past practice;

•	incur or guarantee any indebtedness, except in the ordinary course of business, or issue or sell any debt securities;

•	adopt or amend any employee benefit plan or make any other changes regarding employees other than in the ordinary course of business consistent with past practice or change in any material respect any management policies or procedures;

•	pay, discharge or satisfy any claim, liability or obligation other than in the ordinary course of business;

•	except in the case of a superior offer, as defined below, authorize, propose or enter into any agreement with respect to:

•	any plan of liquidation or dissolution,

•	any acquisition or disposition of a material amount of assets or securities,

•	any material change in capitalization, or

•	any partnership, association or joint venture;

•	fail to renew any insurance policy naming it as a beneficiary or a loss payee or allow any policy to be canceled, terminated or materially and adversely altered, except in the ordinary course of business and consistent with past practice after notice to Secure Computing;

•	maintain its books and records in a manner other than in the ordinary course of business and consistent with past practice;

•	enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

•	institute any change in its accounting methods other than as required by generally accepted accounting principles or SEC rules, or revalue any assets;

•	make any change or material election with respect to its taxes;

•	suspend or terminate any material research and development activities other than in the ordinary course of business consistent with past practice;

•	issue any capital stock or rights to purchase or acquire capital stock, except for the customary grant of stock options or pursuant to the exercise of outstanding rights;

•	take any action to exempt any third party from the anti-takeover laws or other laws that limit or restrict business combinations; or

•	take any action that could reasonably be expected to result in any conditions to the merger not being satisfied prior to the effective time.

Conduct of Secure Computing’s Business Prior to the Effective Time

Until the earlier of the termination of the merger agreement or the effective time, Secure Computing has agreed to:

•	conduct its operations according to its ordinary and usual course of business consistent with past practice; and

•	refrain from taking any action that would adversely affect its ability to consummate the merger or the other transactions contemplated by the merger agreement.

The merger agreement further provides that, during the period from the date of the merger agreement until the effective time, neither Secure Computing nor its subsidiaries will take any of the following actions without the prior written consent of N2H2:

•	amend any charter document;

•	declare or pay any dividends, split, combine or reclassify any shares of its capital stock, or issue or authorize the issuance of any other securities;

•	sell, lease or otherwise dispose of any properties or assets that are material to the business of Secure Computing, except in the ordinary course of business consistent with past practice; or

•	take any action that could reasonably be expected to result in any conditions to the merger not being satisfied prior to the effective time.

Conduct of Business Following the Merger

Pursuant to the merger, Merger Sub will cease to exist as a corporation and will be merged with and into N2H2, with N2H2 as the surviving corporation. All property, rights, privileges, powers and franchises of N2H2 and Merger Sub will vest in the surviving corporation. All debts, liabilities and duties of N2H2 and Merger Sub will become the debts, liabilities and duties of the surviving corporation, and the surviving corporation will be a wholly owned subsidiary of Secure Computing.

Pursuant to the merger agreement, the articles of incorporation of Merger Sub in effect immediately prior to the effective time will be articles of incorporation of the surviving corporation and the bylaws of Merger Sub will be the bylaws of the surviving corporation. At the effective time, the articles of incorporation of Merger Sub will be amended so that the name of the surviving corporation is N2H2, Inc. The directors and officers of Merger Sub at the effective time will become the directors and officers of the surviving corporation.

No Solicitation

Until the earlier of the termination of the merger agreement or the effective time, N2H2 has agreed that it will not, and its subsidiaries will not:

•	solicit, initiate or induce any acquisition proposal (as defined below);

•	participate in negotiations or discussions with any person or furnish to any person any non-public information with respect to, or take any other actions to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal;

•	engage in discussions with any person with respect to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any letter of intent or similar document or any contract, agreement or commitment relating to any acquisition proposal.

An “acquisition proposal” is any offer or proposal relating to any acquisition transaction. An “acquisition transaction” is any transaction or series of related transactions involving:

•	any purchase from the entity or acquisition by any person or group of more than a 15% interest in the total outstanding voting securities of the entity;

•	any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of the entity;

•	any merger, consolidation, business combination or similar transaction involving the entity;

•	any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of more than 15% of the assets of the entity; or

•	any liquidation or dissolution of the entity.

N2H2 and its board of directors may, however, take the following actions:

•	contact any third party that has made an unsolicited acquisition proposal for the sole purpose of clarifying the proposal and the material contingencies and capability of consummating the proposal;

•	participate in discussions with or furnish non-public information or data to any third party that has made an unsolicited acquisition proposal if the board is advised by its financial advisor that the third party has the financial wherewithal to consummate such a proposal and the board determines in good faith (a) after consultation with its financial advisor, that such acquisition proposal is, or is likely to result in, a superior offer (as defined below); and (b) following consultation with outside legal counsel, that the failure to participate in those negotiations would be inconsistent with the fiduciary duties of the board under applicable law; and

•	withhold, withdraw, amend or modify its recommendation in favor of the merger if a superior offer is made and not withdrawn.

A “superior offer” is an unsolicited, bona fide written proposal or offer made by a third party to complete any of the following transactions:

•	a merger or consolidation involving N2H2 pursuant to which the shareholders of N2H2 immediately preceding the transaction would hold less than a majority interest in the surviving or resulting entity of the transaction;

•	the acquisition by any person or group, including by way of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a merger involving N2H2, directly or indirectly, of ownership of 51% of the outstanding shares of capital stock of N2H2; or

•	the sale, transfer or disposition of all or substantially all of the assets of N2H2;

in any case, on terms that the board of directors of N2H2 determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to its shareholders than the terms of the merger. An offer will not be a “superior offer” if any financing required to complete the transaction is not committed and is not likely in the reasonable judgment of the board of directors of N2H2, after consultation with its financial advisor, to be obtained on a timely basis.

In addition, N2H2 has agreed to inform Secure Computing in writing within 24 hours of receipt of any acquisition proposal. N2H2 also has agreed to provide Secure Computing with three business days’ notice of any meeting of N2H2’s board to consider such proposal.

Except as described below, N2H2’s board of directors is required to recommend approval of the merger agreement. N2H2’s board cannot:

•	withdraw, amend or modify, or propose to withdraw, amend or modify, in any manner adverse to the other party, its approval and recommendation of the merger agreement and the merger; or

•	approve or recommend, or propose to approve or recommend, any acquisition proposal as defined above;

unless, in each case, the board of N2H2 has determined that a superior offer is made to N2H2 and is not withdrawn; and

•	N2H2 has provided written notice advising Secure Computing that N2H2 has received a superior offer, specifying the material terms and conditions of such superior offer and identifying the person or entity making such superior offer;

•	Secure Computing does not, within three business days after receiving the notice, make an offer that the board of N2H2 by a majority vote determines in its good-faith judgment, after consultation with its financial advisor, to be at least as favorable to its shareholders as such superior offer;

•	the board of N2H2 concludes in good faith, after consultation with its outside counsel, that, in light of such superior offer, the failure to withhold, withdraw, amend or modify such recommendation would be inconsistent with the fiduciary obligations of the board of directors to its shareholders under applicable law; and

•	N2H2 has not violated specified provisions of the merger agreement.

Fees, Expenses and Termination Fee

In general, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party that incurs them. Secure Computing and N2H2 will share equally the filing fees paid in connection with the filing of this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part.

Subject to the exceptions specified in the merger agreement, N2H2 has agreed to pay Secure Computing a termination fee of $800,000 less any merger expenses reimbursed by N2H2, as described below, if:

(a) the merger has not been consummated by December 31, 2003, for any reason other than Secure Computing’s action or failure to act, which action or failure to act has been a principal cause of or resulted in the failure of the merger to occur before December 31, 2003, and which action or failure to act constitutes a material breach of the merger agreement; or

(b) the required approval of N2H2’s shareholders has not been obtained by reason of the failure to hold the special meeting or the failure to obtain the required vote at a duly convened meeting of N2H2’s shareholders; and

in either case, prior to the termination of the merger agreement, a third party publicly announces an acquisition proposal, as defined above, and, within 12 months following the termination of the merger agreement, N2H2 enters into an agreement with such third party providing for an N2H2 acquisition. An “N2H2 acquisition” is any of the following transactions:

•	a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving N2H2 pursuant to which the shareholders of N2H2 immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction;

•	a sale or other disposition by N2H2 of assets representing in excess of 50% of the aggregate fair market value of N2H2’s business immediately prior to such sale; or

•	an acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by N2H2), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then-outstanding shares of capital stock of N2H2.

N2H2 will also pay a termination fee of $800,000 plus Secure Computing’s merger-related expenses, not to exceed $350,000, if an “N2H2 triggering event” occurs. An N2H2 triggering event will occur if:

•	N2H2’s board of directors withdraws, amends or modifies in a manner adverse to Secure Computing its recommendation in favor of approval of the merger agreement;

•	N2H2 fails to include in this proxy statement/prospectus the recommendation of its board of directors in favor of approval of the merger agreement;

•	N2H2’s board of directors fails to reaffirm its recommendation in favor of approval of the merger agreement within ten days after Secure Computing requests in writing that its recommendation and approval be reaffirmed;

•	N2H2’s board of directors approves or recommends any acquisition proposal, as defined above; or

•	a tender or exchange offer relating to securities of N2H2 is commenced by a person or entity unaffiliated with Secure Computing and N2H2 does not send to its security holders pursuant to Rule 14e-2 of the Securities Act, within ten business days after the tender or exchange offer is first published, sent or given, a statement disclosing that N2H2 recommends rejection of such tender or exchange offer.

In addition, either Secure Computing or N2H2 is required to pay the other party’s merger-related expenses, not to exceed $350,000, if the agreement is terminated by Secure Computing or N2H2 as a result of the other party’s material breach of any of its representations, warranties, covenants or agreements in the merger agreement and that breach is not cured within 20 business days after notice of the breach has been received by the party allegedly in breach. Also, N2H2 may be required to pay Secure Computing’s merger-related expenses, not to exceed $350,000, if the merger agreement is terminated as a result of the failure to obtain the required approval of N2H2’s shareholders.

Conditions to the Merger

The obligations of each of N2H2, Secure Computing and Merger Sub to consummate the merger are subject to the satisfaction or waiver in writing at or prior to the effective time of the following conditions:

•	Holders of at least two-thirds of the shares of N2H2 common stock outstanding on the record date must approve the merger agreement and the transactions contemplated by the merger agreement;

•	the registration statement of which this proxy statement/prospectus is a part must be effective and not subject to any stop order suspending its effectiveness or proceedings seeking a stop order;

•	each of Secure Computing and N2H2 must receive an opinion from its tax counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that each of Secure Computing, Merger Sub and N2H2 will be treated as parties to such reorganization, and the N2H2 shareholders will not recognize gain on the exchange of N2H2 common stock for Secure Computing common stock; and

•	no governmental entity shall have enacted or issued any law, regulation or order that has the effect of making the merger illegal or otherwise prohibiting the closing of the merger.

N2H2’s obligation to consummate the merger is subject to the satisfaction or waiver of each of the following additional conditions:

•	the representations and warranties of Secure Computing and Merger Sub contained in the merger agreement must be true and correct in all material respects as of the closing date with the same force and effect as if made on the closing date, except:

•	for changes specifically permitted by the terms of the merger agreement; and

•	where the failure of those representations and warranties to be so true and correct does not have a material adverse effect on Secure Computing;

•	Secure Computing and Merger Sub must have performed and complied in all material respects with all agreements and obligations required by the merger agreement to be performed or complied with by them on or prior to the closing date; and

•	Secure Computing common stock issuable in the merger must be approved for listing on the Nasdaq National Market.

The obligations of Secure Computing and Merger Sub to consummate the merger are subject to the satisfaction or waiver of each of the following additional conditions:

•	the representations and warranties of N2H2 contained in the merger agreement must be true and correct in all material respects as of the closing date with the same force and effect as if made at the closing date, except:

•	for changes specifically permitted by the terms of the merger agreement; and

•	where the failure of those representations and warranties to be so true and correct does not constitute, and could not reasonably be expected to have, a material adverse effect on N2H2;

•	N2H2 must have performed or complied in all material respects with all agreements and obligations required by the merger agreement to be performed or complied with by it on or prior to the closing date; and

•	holders of N2H2 common stock must not have exercised dissenters’ rights with respect to 5% or more of the outstanding N2H2 common stock.

Currently, both Secure Computing and N2H2 anticipate that they will satisfy all conditions to the merger at or prior to consummation of the merger.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time, whether before or after approval of the merger by N2H2 shareholders:

•	by mutual written consent;

•	by either Secure Computing or N2H2 if the merger is not consummated on or before December 31, 2003, except that the right to terminate will not be available to any party that breached its obligations under the merger agreement in any material respect and consequently contributed to the failure to consummate the merger by that date;

•	by either Secure Computing or N2H2 if a statute, rule, regulation or executive order would prohibit the consummation of the merger or a governmental authority issues a final and nonappealable order permanently enjoining the merger;

•	by Secure Computing or N2H2 if N2H2’s shareholders do not approve the merger agreement at the special meeting, except that the right to terminate will not be available to N2H2 if it breached its obligations under the merger agreement in any material respect in a manner that proximately contributed to the failure to obtain that shareholder approval;

•	by Secure Computing if an N2H2 triggering event, as defined above, occurs; or

•	by Secure Computing or N2H2 if the other party materially breaches any of its representations, warranties, covenants or agreements in the merger agreement and that breach is not cured within 20 business days after notice of the breach has been received by the party allegedly in breach, provided that neither party may terminate the merger agreement based on the other party’s material breach of the agreement if that party is also in material breach of the merger agreement on the date of termination.

Voting Agreements

Each of the directors and executive officers of N2H2, who together held approximately 32% of the N2H2 common stock outstanding as of the record date, have entered into voting agreements with Secure Computing and granted it irrevocable proxies. A copy of the form of voting agreement is attached as Exhibit A to Annex A to this proxy statement/prospectus and is incorporated herein by this reference. These shareholders, in their capacities as shareholders, have agreed to vote all of their shares of N2H2 common stock in favor of approval of the merger agreement. You are urged to read the voting agreement in its entirety for a more complete description of the rights and obligations of the parties under the agreement.

N2H2 Affiliate Agreements

The following is a brief summary of material terms of the affiliate agreement executed by each of the affiliates of N2H2. A copy of the form of affiliate agreement is attached as Exhibit C to Annex A to this proxy statement/prospectus and is incorporated herein by this reference. You are urged to read the affiliate agreement in its entirety for a more complete description of the rights and obligations of the parties under the agreement.

Shares of Secure Computing common stock received by persons who are deemed to be “affiliates” (as that term is defined in the Securities Act) of N2H2 at the time of the special meeting, or affiliates of Secure Computing after the merger, may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. The resale limitations imposed by Rule 145 survive for a period of one year after the merger. Persons who may be deemed to be affiliates of N2H2 or Secure Computing generally include individuals or entities that control, are controlled by, or are under common control with, that party and may include certain officers and directors of that party, as well as principal shareholders of that party.

As required by the merger agreement, N2H2 has delivered a written affiliate agreement executed by each N2H2 director and executive officer to the effect that such person will not sell, transfer or otherwise dispose of any of the shares of Secure Computing common stock issued to that person in or pursuant to the merger unless:

•	the sale, transfer or other disposition has been registered under the Securities Act;

•	the sale, transfer or other disposition is made in conformity with Rule 145 under the Securities Act;

•	the limitations imposed by Rule 145 no longer apply; or

•	in the opinion of counsel the sale, transfer or other disposition is exempt from registration under the Securities Act.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF SECURE COMPUTING

The Unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 2002, combine the historical consolidated statements of operations of Secure Computing as of and for the year ended December 31, 2002 and N2H2 as of and for the year ended September 30, 2002, as if the merger had occurred on January 1, 2002. The Unaudited Pro Forma Combined Condensed Statements of Operations of Secure Computing for the six months ended June 30, 2003, combine the historical consolidated statements of operations of Secure Computing for the six months ended June 30, 2003 and of N2H2 for the six months ended June 30, 2003. The Unaudited Pro Forma Combined Condensed Balance Sheet combines the historical consolidated balance sheet of Secure Computing as of June 30, 2003 and the historical consolidated balance sheet of N2H2 as of June 30, 2003, giving effect to the merger as if it had occurred on June 30, 2003. The Unaudited Pro Forma Combined Condensed Statements of Operations do not include the historical consolidated statements of operations of N2H2 as of and for the three months ended December 31, 2002. These historical statements of operations reflect revenues of $3,027 and a net loss of $429. Secure Computing has adjusted the historical consolidated financial information to give effect to pro forma events that are directly attributable to the merger and factually supportable. You should read this information in conjunction with the:

•	Accompanying notes to the Unaudited Pro Forma Combined Condensed Financial Statements;

•	Separate historical unaudited financial statements of Secure Computing as of and for the six months ended June 30, 2003 included in Secure Computing’s Quarterly Report on Form 10-Q for the six-month period ended June 30, 2003, which is incorporated by reference into this proxy statement/prospectus;

•	Separate historical financial statements of Secure Computing as of and for the year ended December 31, 2002 included in Secure Computing’s Annual Report on Form 10-K, which is incorporated by reference into this proxy statement/prospectus;

•	Separate historical unaudited financial statements of N2H2 as of and for the nine months ended June 30, 2003 included in N2H2’s Quarterly Report on Form 10-Q for the nine-month period ended June 30, 2003, which is incorporated by reference into this proxy statement/prospectus;

•	Separate historical unaudited financial statements of N2H2 as of and for the three months ended December 31, 2002 included in N2H2’s Quarterly Report on Form 10-Q for the three-month period ended December 31, 2002, which is in incorporated by reference into this proxy statement/prospectus; and

•	Separate historical financial statements of N2H2 as of and for the fiscal year ended September 30, 2002 included in N2H2’s Annual Report on Form 10-K for the year ended September 30, 2002, which is incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma combined condensed financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma combined condensed financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited combined condensed financial information was prepared using the purchase method of accounting, with Secure Computing treated as the acquiror. Accordingly, Secure Computing’s cost to acquire N2H2 will be allocated to the assets acquired and the liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation depends on certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments have been made solely for the purpose of providing unaudited combined condensed financial information. A final determination of the fair values of N2H2’s assets and liabilities will be based on the actual net tangible and intangible assets of N2H2 that exist as of the date of completion of the merger, and such valuations could change significantly upon the completion of further analyses and asset valuations from those used in the pro forma combined financial data presented below.

Certain reclassifications (in thousands) have been made to N2H2’s historical financial information in order to conform to Secure Computing’s financial information. Depreciation expense of $349 for the six months ended June 30, 2003 has been reclassified on the Unaudited Combined Condensed Pro Forma Statement of Operations for the six months ended June 30, 2003 as follows: $109 to selling and marketing, $59 to research and development, $70 to general and administrative, and $111 to Internet filtering services and customer support, which has been reclassified in total to cost of revenues. Depreciation expense of $1,904 for the twelve months ended September 30, 2002 has been reclassified on the Unaudited Combined Condensed Pro Forma Statement of Operations for the twelve months ended September 30, 2002 as follows: $568 to selling and marketing, $307 to research and development, $369 to general and administrative, and $660 to Internet filtering services and customer support.

SECURE COMPUTING CORPORATION

UNAUDITED COMBINED CONDENSED

PRO FORMA STATEMENT OF OPERATIONS FOR

YEAR ENDED DECEMBER 31, 2002

(in thousands, except per share amounts)

	Historical Secure	Historical N2H2(a)	Pro Forma Adjustments	Combined Pro Forma
Revenues	$65,837	$11,135	—	$76,972
Cost of revenues	7,580	4,042	—	11,622

Gross profit	58,257	7,093	—	65,350

Operating expenses:
Selling and marketing	37,203	7,646	—	44,849
Research and development	15,012	2,165	—	17,177
General and administrative	5,113	3,873	—	8,986
Separation costs	568	—	—	568

	57,896	13,684	—	71,580

Operating income (loss)	361	(6,591)	—	(6,230)
Other non-recurring expense	(7,258)	—	—	(7,258)
Other income (loss)	421	(15)	—	406

Net loss	$(6,476)	$(6,606)	—	$(13,082)

Basic and diluted loss per share	$(0.22)	$(0.30)		$(0.42)

Basic and diluted weighted average shares outstanding	29,307	21,840		31,134

(a)	N2H2’s fiscal year ended September 30, 2002.

See accompanying notes to unaudited pro forma combined condensed financial statements.

SECURE COMPUTING CORPORATION

UNAUDITED COMBINED CONDENSED

PRO FORMA STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2003

(in thousands, except per share amounts)

	Historical Secure	Historical N2H2(a)	Pro Forma Adjustments	Combined Pro Forma
Revenues	$35,186	$6,195	—	$41,381
Cost of revenues	4,361	1,262	—	5,623

Gross profit	30,825	4,933	—	35,758

Operating expenses:
Selling and marketing	19,197	2,506	—	21,703
Research and development	7,684	841	—	8,525
General and administrative	2,463	1,680	—	4,143

	29,344	5,027	—	34,371

Operating income (loss)	1,481	(94)	—	1,387
Other income (loss)	99	(45)	—	54

Net income (loss)	$1,580	$(139)	—	$1,441

Basic income (loss) per share	$0.05	$(0.01)		$0.04

Weighted average shares outstanding	30,724	22,068		32,569

Diluted income (loss) per share	$0.05	$(0.01)		$0.04

Weighted average common shares and equivalents outstanding	31,532	22,068		33,543

(a)	Combined historical results for quarters ended March 31, 2003 and June 30, 2003.

See accompanying notes to unaudited pro forma combined condensed financial statements.

SECURE COMPUTING CORPORATION

UNAUDITED COMBINED CONDENSED

PRO FORMA BALANCE SHEET

AS OF JUNE 30, 2003

(in thousands, except per share amounts)

	Historical Secure	Historical N2H2	Pro Forma Adjustments	See Note 2	Combined Pro Forma
Assets
Cash and cash equivalents	$20,919	$1,812	$—		$22,731
Restricted cash	—	675	—		675
Investments	1,306	1,600	—		2,906
Accounts receivable, net	12,843	680	—		13,523
Inventory, net	1,053	—	—		1,053
Other current assets	4,267	181	—		4,448

Total current assets	40,388	4,948	—		45,336

Property and equipment, net	5,231	638	—		5,869

Goodwill	14,226	—	27,398	(a)	41,624
Other assets	2,564	140	—		2,704

Total assets	$62,409	$5,726	$27,398		$95,533

Liabilities and stockholders’ equity
Accounts payable	$2,615	$161	$—		$2,776
Accrued payroll	3,062	359	—		3,421
Other accrued expenses	1,476	993	5,546	(c)(d)(e)	8,015
Deferred revenue	14,449	4,913	—		19,362

Total current liabilities	21,602	6,426	5,546		33,574

Deferred revenue—long term	—	1,069	—		1,069
Other non-current liabilities	—	67	—		67

Total liabilities	21,602	7,562	5,546		34,710

Stockholders’ equity
Common stock	300	88,910	(88,910)	(b)	300
Additional paid-in capital	165,756	3,270	16,746	(a)(b)	185,772
Note receivables from shareholders, net	—	(37)	37	(b)	0
Deferred stock compensation	—	(3)	3	(b)	0
Foreign currency translation	(666)	(18)	18	(b)	(666)
Accumulated deficit	(124,583)	(93,958)	93,958	(b)	(124,583)

Total stockholders’ equity	40,807	(1,836)	21,852		60,823

Total liabilities and stockholders’ equity	$62,409	$5,726	$27,398		$95,533

See accompanying notes to unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL

STATEMENTS OF SECURE COMPUTING

(in thousands, except per share amounts)

Note 1 The Merger with N2H2

The merger agreement requires Secure Computing to issue to the N2H2 shareholders 0.0841 of a share of Secure Computing common stock for each share of N2H2 common stock outstanding when the merger closes. Secure Computing will not issue fractional shares in the merger. As a result, the total number of shares of Secure Computing common stock that each N2H2 shareholder will receive in the merger will be rounded to the nearest whole number, and each N2H2 shareholder will receive a cash payment for the remaining fraction of a share of Secure Computing common stock that he or she would otherwise receive, if any, based on the market value of Secure Computing common stock at the close of business on the date the merger becomes effective.

Secure Computing will also assume certain outstanding stock options held by certain N2H2 employees, directors and consultants. The merger will be treated as a purchase by Secure Computing under accounting principles generally accepted in the United States. Under the purchase method, the purchase price for accounting purposes is calculated using the fair market value of the Secure Computing common stock issued to N2H2 shareholders, plus the value of N2H2’s stock options assumed by Secure Computing and estimated merger-related costs. A preliminary estimate of the purchase price for N2H2 is as follows:

Number of shares of N2H2 common stock outstanding as of June 30, 2003	22,131
Exchange ratio	0.0841

Number of shares of Secure Computing common stock to be issued	1,861
Multiplied by Secure Computing’s average stock price for the period two days before through the two days after the announcement of the merger	9.22

$17,158
Estimated fair value of N2H2’s stock options to be assumed by Secure Computing	2,858

Estimated fair value of Secure Computing’s common stock to be issued	20,016
Estimated merger-related costs to be incurred by Secure Computing	965

Estimated purchase price	$20,981

The stock options to be issued in conjunction with the merger with N2H2 were valued using the Black-Scholes option-pricing model, a generally accepted option valuation methodology, with the following assumptions:

Stock price on date of grant	$9.22
Expected price volatility	1.01
Risk-free interest rate	2.74%
Weighted-average exercise price	$9.43
Expected dividend yield	0%
Expected life	0.25 to 3 years

The stock price on the date of grant was calculated using the average closing price of Secure Computing’s stock for the two days before through the two days after the announcement of the merger. The Black-Scholes option-pricing model with the above assumptions calculated a weighted-average value of $6.77 per share. This value was assigned to the 422 stock options expected to be assumed by Secure Computing as of June 30, 2003 to determine a fair value of approximately $2,858.

The unaudited pro forma combined condensed balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the merger been completed as of the beginning of the earliest periods presented. They should not be construed as being a

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL

STATEMENTS OF SECURE COMPUTING—(Continued)

(in thousands, except per share amounts)

representation of financial position or future operating results of the combined company. Management does not expect significant changes to the preliminary valuation of the transaction. However, the final purchase price allocation could be significantly different from the amounts reflected in the unaudited pro forma combined condensed information. In addition, the unaudited pro forma combined condensed financial information gives effect only to the adjustments set forth in the accompanying notes and does not reflect any integration or merger-related costs, or any potential cost savings or other synergies that management expects to realize as a result of the merger.

Note 2 Adjustments to Unaudited Pro Forma Combined Condensed Financial Statements

The adjustments to the unaudited pro forma combined condensed balance sheet as of June 30, 2003 and the pro forma combined condensed statements of operations for the year ended December 31, 2002 and for the six months ended June 30, 2003 in connection with the proposed merger with N2H2 are presented below:

Adjustments to Unaudited Pro Forma Combined Condensed Balance Sheet as of June 30, 2003

(a)	The fair values of N2H2’s assets and liabilities have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the merger on the combined financial statements. The allocation of the excess purchase price, over the fair value of the assets acquired and liabilities assumed, to goodwill is based upon a preliminary analysis. Upon completion of a final purchase price allocation, a portion of the excess purchase price may be allocated to certain intangibles that are separable from goodwill or arise from contractual or legal rights, which would result in amortization expense being recorded over the estimated life of the respective intangible assets. The preliminary analysis indicates that the value of any such finite-lived intangible assets is immaterial in comparison to the total excess purchase price to be allocated. The estimated purchase price of $20,016 has been assigned to the assets acquired and liabilities assumed as follows:

Assets as of June 30, 2003:
Current assets	$4,948
Property, plant and equipment	638
Other long-term assets	140
Goodwill	27,398
Liabilities assumed and accrued by Secure Computing as of June 30, 2003:
Revenue deferred from ongoing contractual obligations at fair value	(5,982)
Other liabilities	(7,126)

$20,016

(b)	This adjustment is to eliminate the common stock ($88,910), additional paid-in capital ($3,270), notes receivable from shareholders ($37), deferred stock compensation ($3), foreign currency translation ($18), and accumulated deficit of ($93,958) of N2H2.

(c)	This adjustment is an estimate of the costs to register the securities to be issued to N2H2’s shareholders, totaling $135.

(d)	This adjustment is an estimate of the liabilities to be accrued in connection with the purchase business combination, consisting primarily of severance and facility costs, totaling $4,446.

(e)	This adjustment is an estimate of the acquisition costs to complete the merger, totaling $965.

Adjustments to Unaudited Pro Forma Combined Condensed Statements of Operations

There were no adjustments to the pro forma combined condensed statements of operations.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL

STATEMENTS OF SECURE COMPUTING—(Continued)

(in thousands, except per share amounts)

Note 3 Items Not Adjusted

The pro forma statements do not reflect any effect of operating efficiencies, cost savings and other benefits anticipated by Secure Computing’s management as a result of the merger. Additionally, certain integration costs may be recorded subsequent to the merger that, under purchase accounting, will not be treated as part of the N2H2 purchase price.

Note 4 Pro Forma Net Income (Loss) Per Share

The pro forma basic and diluted income (loss) from continuing operations per share is computed by dividing the pro forma income (loss) from continuing operations by the pro forma basic and diluted weighted average shares outstanding, assuming Secure Computing and N2H2 had merged at the beginning of the earliest period presented. The pro forma weighted average basic and diluted number of shares outstanding is calculated as follows for the year ended December 31, 2002 and the six months ended June 30, 2003:

Basic and Diluted
For the year ended December 31, 2002:
N2H2’s weighted average shares outstanding on January 1, 2002	21,725
Multiplied by	0.0841

Equivalent Secure Computing shares issued to N2H2 shareholders	1,827
Add Secure Computing weighted average common shares outstanding	29,307

Pro forma combined weighted average shares outstanding	31,134

Basic
For the six months ended June 30, 2003:
N2H2’s weighted average shares outstanding on January 1, 2003	21,934
Multiplied by	0.0841

Equivalent Secure Computing shares issued to N2H2 shareholders	1,845
Add Secure Computing weighted average common shares outstanding	30,724

Pro forma combined weighted average shares outstanding	32,569

Diluted
For the six months ended June 30, 2003:
N2H2’s weighted average shares outstanding on January 1, 2003	21,934
Multiplied by	0.0841

Equivalent Secure Computing shares issued to N2H2 shareholders	1,845
Add estimated equivalent Secure Computing common stock equivalents issued to N2H2 shareholders	166
Add Secure Computing weighted average common shares outstanding	31,532

Pro forma combined weighted average shares outstanding	33,543

The pro forma diluted loss from operations per share for the year ended December 31, 2002 does not include the common shares to be issued upon the exercise of the N2H2 common stock options assumed in the merger since the impact of these potential common shares would be anti-dilutive.

DESCRIPTION OF SECURE COMPUTING CAPITAL STOCK

Set forth below is a description of Secure Computing’s capital stock. The following statements are brief summaries of, and are subject to the provisions of, Secure Computing’s certificate of incorporation and bylaws, Secure Computing’s preferred stock certificate of designations and the relevant provisions of the Delaware General Corporation Law, or the DGCL.

As of the date of this proxy statement/prospectus, the authorized capital stock of Secure Computing consists of 50,000,000 shares of Secure Computing common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share (which we refer to in this proxy statement/prospectus as Secure Computing preferred stock).

Secure Computing Common Stock

As of July 24, 2003, there were 32,135,963 shares of common stock outstanding held of record by approximately 1,132 registered stockholders. We believe, however, that many beneficial holders of our common stock have registered their shares in nominee or street name, and that there are substantially more than 1,132 beneficial owners. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, except that holders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends as may be declared by the board of directors in its discretion from funds legally available. In the event of a liquidation, dissolution, or winding up of Secure Computing, common stockholders are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Common stockholders have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are fully paid and nonassessable.

The shares of Secure Computing common stock to be issued in connection with the merger will be validly issued, fully paid and nonassessable.

Secure Computing Dividend Policy

Secure Computing has paid no cash dividends on its common stock to date and does not anticipate paying cash dividends on its common stock in the immediate future.

Secure Computing Preferred Stock

Secure Computing’s board of directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Secure Computing or making removal of management more difficult without further action by the stockholders, and could adversely affect the rights and powers, including voting rights, of the holders of common stock. These provisions could also affect the market price of Secured Computing common stock. As of the date of this proxy statement/prospectus, there are no shares of preferred stock outstanding.

Share Rights Agreement

Secure Computing’s certificate of incorporation authorizes its board of directors to issue preferred stock in connection with its amended and restated share rights agreement. Under the amended and restated share rights agreement, rights attach to each share of Secure Computing common stock outstanding as of August 15, 1997 or issued thereafter and, when exercisable, entitle the registered holder to purchase from Secure Computing one one-hundredth of a share of Secure Computing Series B Junior Participating Preferred Stock. The share rights agreement could make it more difficult for a third party to acquire Secure Computing.

Anti-Takeover Provisions in Secure Computing’s Certificate of Incorporation, Bylaws and Rights Agreement

Provisions of Secure Computing’s certificate of incorporation and bylaws, such as a classified board and limitations on the ability of stockholders to call special meetings, and provisions of its share rights agreement could delay or make more difficult a merger, tender offer, proxy contest, or other takeover attempts.

Effect of Delaware Anti-Takeover Statute

Secure Computing is subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a “business combination” includes, among other things, a merger or consolidation involving Secure Computing and the interested stockholder and a sale of more than 10% of Secure Computing’s assets. In general, the anti-takeover law defines an “interested stockholder” as any entity or person beneficially owning 15% or more of a company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation’s outstanding voting shares. Secure Computing has not “opted out” of the provisions of Section 203.

Action by Written Consent

Under the DGCL, unless a company’s certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Secure Computing’s certificate of incorporation does not expressly prohibit action by the written consent of stockholders.

Transfer Agent

The transfer agent for the shares of Secure Computing common stock is Wells Fargo Shareholder Services.

COMPARISON OF SHAREHOLDER RIGHTS

N2H2 is incorporated under the laws of the state of Washington, while Secure Computing is incorporated under the laws of the state of Delaware. If the merger is completed, N2H2 shareholders, whose rights are currently governed by the Washington Business Corporation Act, or the WBCA, the restated articles of incorporation of N2H2, and the amended bylaws of N2H2, will become stockholders of Secure Computing, and their rights as such will be governed by the DGCL, the restated certificate of incorporation of Secure Computing, as amended, and the bylaws of Secure Computing. The material differences between the rights of holders of N2H2 common stock and the rights of holders of Secure Computing common stock, resulting from the differences in their governing documents and governing laws, are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of Secure Computing common stock under applicable Delaware law, the restated certificate of incorporation of Secure Computing, as amended, and the bylaws of Secure Computing or the rights of the holders of N2H2 common stock under applicable Washington law, the restated articles of incorporation of N2H2 and the amended bylaws of N2H2, or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences, but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed, and is qualified in its entirety by reference to the DGCL, the WBCA and the governing corporate instruments of Secure Computing and N2H2. The description of the provisions of the WBCA and the DGCL in this summary describe such provisions as in effect as of the date of this proxy statement/prospectus. We urge you to read those documents carefully in their entirety. Copies of the applicable governing corporate instruments of Secure Computing and N2H2 are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

Summary of Material Differences Between the Rights of  N2H2 Shareholders and Secure Computing Stockholders

	N2H2 Shareholder Rights	Secure Computing Stockholder Rights

Authorized Capital Stock:	300,000,000 shares of capital stock,
consisting of (1) 250,000,000 shares of
N2H2 common stock and (2) 50,000,000
shares of N2H2 preferred stock. As of
July 24, 2003, there were issued and
outstanding 22,131,253 shares of N2H2
common stock and no shares of N2H2
preferred stock.	52,000,000 shares of capital stock,
consisting of (1) 50,000,000 shares of
Secure Computing common stock, par
value $0.01 per share, and (2) 2,000,000
shares of Secure Computing preferred
stock, par value $0.01 per share. As of
July 24, 2003, there were issued and
outstanding 32,135,963 shares of Secure
Computing common stock and no shares
of Secure Computing preferred stock.

Voting Power of Common Stock:	Each share of N2H2 common stock is entitled to one vote per share. The WBCA generally provides for a separate class vote on any proposal that would adversely impact one class of shareholders.	Each share of Secure Computing common stock is entitled to one vote per share. The DGCL generally provides for a separate class vote on any proposal that would adversely impact one class of stockholders.

Cumulative Voting:	Under the WBCA, unless a corporation’s articles of incorporation provide otherwise, shareholders are permitted to cumulate their votes for directors. The articles of N2H2 provide that there is to	The DGCL allows for a corporation’s certificate of incorporation to permit stockholders to cumulate their votes for directors. The certificate of incorporation of Secure Computing does not so

N2H2 Shareholder Rights	Secure Computing Stockholder Rights

be no cumulative voting. There are currently seven directors.	provide, and, accordingly, holders of Secure Computing common stock have no cumulative voting rights in connection with the election of directors.

Board of Directors:	The WBCA provides that the board of
directors must consist of one or more
directors, with the number specified in or
fixed in accordance with the articles of
incorporation or bylaws. The N2H2
bylaws provide that the number of
directors shall be seven and that the
number of directors may be increased or
decreased from time to time pursuant to a
vote of the board of directors or the
shareholders, provided that the number of
directors shall not be less than one, and
provided further that no decrease shall
shorten the term of any incumbent
director. N2H2’s articles of incorporation
provide that the directors shall be divided
into three classes as nearly equal in
number as possible and that the term of
each class of directors expires at the end
of three years.	The DGCL provides that the board of
directors must consist of one or more
directors, with the number specified in or
fixed in accordance with the certificate of
incorporation or bylaws. Secure
Computing’s certificate of incorporation
provides that the board of directors shall
consist of the number of directors
provided for in the bylaws, but shall at no
time consist of less than three directors.
The certificate of incorporation also
provides that the directors shall be divided
into three classes as nearly equal in
number as possible and that the term of
each class of directors expires at the end
of three years. The Secure Computing
bylaws provide that the Secure Computing
board of directors shall determine the
number of directors by resolution from
time to time. Currently, the number of
directors is seven.

Removal of Directors:	Under the WBCA, shareholders may
remove one or more directors with or
without cause, unless the articles provide
otherwise. Under the N2H2 articles of
incorporation, a director may be removed
from office only for cause at a special
meeting of shareholders called for that
purpose by the affirmative vote of the
holders of not less than two-thirds of the
shares entitled to elect the director or
directors whose removal is being sought.	The DGCL provides that stockholders
holding a majority of shares entitled to
vote may remove any director or the
entire board of directors; provided,
however, that in the case of a Delaware
corporation with a classified board,
unless otherwise provided in the
certificate of incorporation, stockholders
may only remove a director for cause.
The Secure Computing certificate of
incorporation and bylaws provide that the
stockholders shall not have the right to
remove any directors except for cause.

Filling Vacancies on the Board of Directors:	Under the WBCA, unless the articles of
incorporation provide otherwise, a
vacancy may be filled by the shareholders
or by the affirmative vote of a majority of
the directors then in office, even though
less than a quorum. The N2H2 bylaws
provide that vacancies shall be filled by
the affirmative vote of a majority of
directors then in office or by a sole
remaining director.	The DGCL provides that, unless the
certificate of incorporation or bylaws
provide otherwise, vacancies and newly
created directorships may be filled by the
affirmative vote of a majority of the
directors then in office or a sole
remaining director, even though less than
a quorum. Secure Computing’s certificate
of incorporation and bylaws permit a
majority of the directors then in office,
even if less than a quorum, to fill a
vacancy.

	N2H2 Shareholder Rights	Secure Computing Stockholder Rights

Interested Directors:

The WBCA permits transactions in
which one or more directors have a
conflicting interest if:

•   a majority, although no fewer than
two, of the qualified directors on the
board of directors, or on the
committee considering the transaction,
approves the transaction;

•   an affirmative vote of a majority of all
qualified shares approves the
transaction; or

•   at the time of commitment, the
transaction was fair to the corporation.

Such vote must occur after the directors
or shareholders, respectively, have
received disclosure of the conflicting
interest, with certain limited exceptions,
or the vote will be invalid.

Further, a committee vote is valid only if
all members of the committee are
qualified directors and, either:

•   are all of the qualified directors on the
board of directors; or

•   were appointed by the affirmative vote
of a majority of the board of directors’
qualified directors.

A director is a qualified director if he or
she has neither:

•   a conflicting interest regarding the
transaction; nor

•   any familial, financial, professional or
employment relationship with a
second director who does have a
conflicting interest, if the relationship
would reasonably be expected to exert
influence on the first director’s
judgment in voting on the transaction.

Qualified shares are defined generally as
shares other than those beneficially
owned, or the voting of which is
controlled, by a director or by a person
related to the director who has a
conflicting interest regarding the
transaction.

Under the DGCL, specified contracts or
transactions in which one or more of a
corporation’s directors has an interest are
not void or voidable solely because of
such interest if such contract or
transaction (1) is ratified by the
corporation’s stockholders or a majority
of disinterested members of the board of
directors or a committee thereof if the
material facts of the contract or
transaction are disclosed or known or
(2) was fair to the corporation at the time
it was approved.

N2H2 Shareholder Rights	Secure Computing Stockholder Rights

Action by Written Consent:	Under the WBCA, shareholder action
with respect to a public company may be
taken without a meeting only if written
consents setting forth such action are
signed by all shareholders entitled to vote
on the action. N2H2’s articles of
incorporation and bylaws do not
eliminate the ability of shareholders to
act by unanimous written consent.	Under the DGCL, unless the certificate of
incorporation provides otherwise, actions
may be taken by the stockholders by
written consent, provided that the written
consent is signed by the holders of
outstanding stock having not less than the
minimum number of votes that would be
necessary to authorize or take the action
at a meeting at which all shares entitled
to vote on the matter were present and
voted. The certificate of incorporation of
Secure Computing eliminates the right of
stockholders to act by written consent.

Amendment of Certificate of Incorporation and Articles of Incorporation:	Under the WBCA, a board of directors
may adopt one or more amendments to
the articles of incorporation to make
ministerial changes without shareholder
action, including changes to the corporate
name and, if the corporation has only one
class of shares outstanding, changes to
the number of outstanding shares in order
to effectuate a stock split or stock
dividend, or changes to, or the
elimination of, provisions with respect to
the par value of a corporation’s stock.
Other amendments to the articles of
incorporation must be recommended to
the shareholders by the board of directors
and the holders of a majority, in the case
of a public company, of the outstanding
shares of stock entitled to vote on the
amendment must approve the amendment
unless a higher percentage is specified
(1) in the articles, (2) by the board of
directors as a condition to its
recommendation or (3) by the provisions
of the WBCA. The N2H2 articles require
the affirmative vote of the holders of not
less than two-thirds of the outstanding
shares of stock entitled to vote to amend
Articles 4 (“No Preemptive Rights”),
5 (“No Cumulative Voting”),
6 (“Bylaws”), 8 (“Directors”),
9 (“Amendments to Restated Articles of
Incorporation”), 10 (“Business
Combinations”), 11 (“Limitation of
Director Liability”), and 13 (“Special
Meetings of Shareholders”).	The DGCL generally provides that
amendments to the certificate of
incorporation require the affirmative vote
of a majority of the outstanding shares
entitled to vote, and, in certain
circumstances, a separate class vote. It
also provides that a certificate of
incorporation may provide for a greater
or lesser vote than would otherwise be
required by the DGCL. The Secure
Computing certificate of incorporation
requires the affirmative vote of the
holders of at least 75% of the votes
entitled to be cast by the holders of all
outstanding shares of capital stock
entitled to vote on all matters submitted
to stockholders of Secured Computing to
amend Sections 4 (removal of directors),
7 (limitation of director liability),
8 (amendment of bylaws), 9 (inspection
of records), 10 (scope of director
authority), and 11 (stockholder action by
written consent) of Articles Fifth and
Article Sixth (amendment of certificate
of incorporation).

N2H2 Shareholder Rights	Secure Computing Stockholder Rights

Amendment of Bylaws:	The WBCA provides that a corporation’s
board of directors can amend or repeal
the bylaws or adopt new bylaws, unless
the articles of incorporation or the
WBCA reserve this power exclusively to
the shareholders in whole or in part or if
the shareholders, in amending or
repealing a particular bylaw, provide
expressly that the board of directors may
not amend or repeal that bylaw. A
corporation’s shareholders also may
amend or repeal the bylaws or adopt new
bylaws. N2H2’s articles provide that the
board of directors may adopt, amend or
repeal the bylaws or adopt new bylaws,
provided that the board may not repeal or
amend any bylaw that the shareholders
have expressly provided may not be
amended or repealed by the board of
directors. In addition, N2H2’s articles of
incorporation provide that the
shareholders may adopt, amend or repeal
the bylaws by the affirmative vote of the
holders of not less than two-thirds of the
shares entitled to vote thereon.	In accordance with the DGCL, Secure
Computing’s bylaws may be repealed,
altered or amended or new bylaws
adopted by (a) the affirmative vote of not
less than 75% of the outstanding shares
of stock entitled to be cast by the holders
of all outstanding shares of stock entitled
to vote or (b) the board of directors.

Special Meetings:	The WBCA provides that special
meetings of the shareholders of a
corporation may be called by the board of
directors or the person or persons
authorized to do so in the articles or
bylaws. Special meetings of the
shareholders of a corporation may be
called to vote on a particular issue by
holders of at least 10% of the votes
entitled to be cast on that issue. This right
may, however, be limited or denied by
the articles of incorporation. N2H2’s
articles of incorporation provide that only
the president or a majority of directors
then serving on the board of directors
may call a special meeting.

The DGCL provision provides that
special meetings of stockholders may be
called by the board of directors or by
such person or persons authorized to do
so by the certificate of incorporation or
the bylaws. The Secure Computing
bylaws state that only the chief executive
officer may call a special meeting and
that the chief executive officer shall call a
special meeting if a majority of directors

requests such a special meeting in writing.

Indemnification of Directors and Officers:	The WBCA generally permits
indemnification of a person who acted in
good faith and in a manner the person
reasonably believed to be in, or not
opposed to, the best interests of the
corporation and, with respect to any
criminal action or proceeding, had no
reasonable cause to believe that the
conduct was unlawful. Indemnification is	The DGCL generally permits
indemnification of a person who acted
in good faith and in a manner that he or
she reasonably believed to be in or not
opposed to the best interests of the
corporation or, in the case of a criminal
action, had no reason to believe that his
or her conduct was unlawful. The
Secure Computing certificate of

	N2H2 Shareholder Rights	Secure Computing Stockholder Rights

permissive under Washington law, except
that, unless limited by its articles of
incorporation, a corporation must
indemnify a present or former director
who is successful on the merits or
otherwise in the defense of certain
specified actions, suits or proceedings for
expenses, including attorney’s fees,
actually and reasonably incurred in
	connection therewith.	incorporation and bylaws do not depart from this standard.

N2H2’s articles of incorporation provide
that any officer or director who is, was,
or is threatened to be made a party to or
is otherwise involved in any threatened,
pending, or completed action, suit or
other proceeding, by reason of the fact
that he or she is or was an officer or
director of N2H2 or was serving in
another specific capacity at the request of
N2H2, shall be indemnified and held
harmless by N2H2 to the fullest extent
permitted by law.

Limitation of Director Liability:

Under the WBCA, a director’s personal
liability to the corporation or its
shareholders for monetary damages for
conduct as a director may be eliminated
or limited in the corporation’s articles,
except that the articles may not limit the
liability of a director:

•   for acts or omissions by a director that
involve intentional misconduct or a
knowing violation of the law;

•   for conduct violating Section
23B.08.310 of the WBCA (pertaining
to unlawful distributions); or

•   for any transaction from which the
director will personally receive a
benefit in money, property or services
to which the director is not legally
entitled.

N2H2’s articles provide that a director’s
liability will be limited consistent with
this standard, and further provide that if
the WBCA is amended to eliminate or
limit the liability of directors further, then
the liability of N2H2’s directors shall be
limited to the fullest extent permitted by
the WBCA, as so amended.

Under the DGCL, a director’s personal
liability to the corporation or its
stockholders for monetary damages for
conduct as a director may be eliminated
or limited in the corporation’s certificate
of incorporation, except that the
certificate may not limit the liability of a
director:

•   for any breach of the director’s duty of
loyalty to the corporation or its
stockholders;

•   for acts or omissions not in good faith
or that involve intentional misconduct
or a knowing violation of law;

•   for conduct violating Section 174 of
the DGCL (pertaining to unlawful
distributions); or

•   for any transaction from which the
director derived an improper personal
benefit.

Secure Computing’s certificate of
incorporation provides that a director’s
liability will be limited consistent with
this standard, and further provides that if
the DGCL is amended to eliminate or
limit the liability of directors further, then

N2H2 Shareholder Rights	Secure Computing Stockholder Rights

the liability of Secure Computing’s directors shall be limited to the fullest extent permitted by the DGCL, as so amended.

Vote on Certain Fundamental Issues:	Under the WBCA, a merger or share
exchange must be approved by the
affirmative vote of a majority of directors
when a quorum is present and by two-
thirds of all votes entitled to be cast by
each voting group entitled to vote as a
separate group, unless another percentage
is specified in the articles (which
percentage may not be below a majority of
all votes entitled to be cast by such voting
group). The sale of all or substantially all
of a corporation’s assets other than in the
regular course of business or a vote to
dissolve the corporation must be approved
by the affirmative vote of a majority of
directors when a quorum is present and by
two-thirds of all votes entitled to be cast
on the proposal unless another percentage
is specified in the articles (which
percentage may not be below a majority of
all votes entitled to be cast by such voting
group). Neither the N2H2 articles of
incorporation nor the N2H2 bylaws alter
the shareholder approval requirement
described above.	The DGCL generally provides that,
unless otherwise specified in a
corporation’s charter or unless the
provisions of the DGCL relating to
business combinations indicated herein
are applicable, a sale or other disposition
of all or substantially all of the
corporation’s assets, a merger or
consolidation of the corporation with
another corporation or a dissolution of
the corporation requires the affirmative
vote of a majority of the outstanding
stock entitled to vote on the matter.
However, under the DGCL, unless
required by its charter, no vote of the
stockholders of a constituent corporation
surviving a merger is necessary to
authorize such merger if certain
requirements are met. Neither the Secure
Computing certificate of incorporation
nor the Secure Computing bylaws alter
the stockholder approval requirement
described above.

Under the WBCA, a merger may also become effective without the approval of the surviving corporation’s shareholders if certain requirements are met.

Business Combination Restrictions:	Chapter 23B.19 of the WBCA, which
applies to Washington corporations that
have a class of voting stock registered
with the SEC under section 12 or 15 of the
Exchange Act, prohibits a target
corporation, with certain exceptions, from
engaging in certain significant business
transactions with a person or group of
persons who or which beneficially owns
10% or more of the voting shares of the
target corporation for a period of five
years after such share acquisition, unless
the transaction or acquisition of shares is
approved by a majority of the members of
the board of directors of the target
corporation prior to the time of the initial
acquisition by the acquiring person. These

Section 203 of the DGCL limits specified
business combinations of Delaware
corporations with interested stockholders.
Under the DGCL, an interested
stockholder (a stockholder whose
beneficial ownership in the corporation is
at least 15% of the outstanding voting
securities) cannot enter specified
business combinations with the
corporation for a period of three years
following the time that the stockholder
became an interested stockholder unless:

•   prior to that time, the corporation’s
board of directors approved either the
business combination or the
transaction in which the stockholder
became an interested stockholder;

N2H2 Shareholder Rights	Secure Computing Stockholder Rights

prohibited transactions include, among
other things:

•   a merger, share exchange or
consolidation with, dispositions of a
certain amount of assets to, or
issuance or redemption of shares to or
from, the acquiror or its affiliates or
associates;

•   termination of 5% or more of the
employees of the target corporation or
its subsidiaries who are employed in
Washington State following the
acquiror’s acquisition of 10% or more
of the shares; or

•   allowing the acquiror to receive any
disproportionate benefit as a
shareholder.

After the five-year period, a significant
business transaction may take place if its
complies with certain fair price
provisions of the statute or if it is
approved by disinterested shareholders.

•   upon consummation of the transaction
in which any person becomes an
interested stockholder, the interested
stockholder owned at least 85% of the
voting stock of the corporation
outstanding at the time the transaction
commenced, excluding shares owned
by specified employee stock
ownership plans and persons who are
both directors and officers of the
corporation; or

•   at or subsequent to such time, the
business combination is both approved
by the board of directors and
authorized at an annual or special
meeting of stockholders, not by
written consent, by the affirmative
vote of at least two-thirds of the
outstanding voting stock not owned by
the interested stockholders.

Dissenters’ or Appraisal Rights:	Under Chapter 23B.13 of the WBCA, a
shareholder is entitled to dissent from,
and obtain the fair value of his or her
shares in connection with, certain
corporate actions, including certain
mergers, share exchanges and sales of all
or substantially all of the corporation’s
property other than in the usual and
regular course of business, which require
shareholder approval. To the extent that
the articles, bylaws or resolutions of the
board of d irectors provide for dissenters’
rights, shareholders also may exercise
these rights in connection with any
corporate action taken by shareholder
vote. Shareholders generally will not
have such dissenters’ rights if
shareholder approval is not required to
effect the corporate action. In order to
exercise dissenters’ rights, an N2H2
shareholder must comply with the
procedures set forth in Chapter 23B.13 of
the WBCA, which is described elsewhere
in this proxy statement/prospectus under
“Dissenters’ Rights.”	Under the DGCL, a stockholder does not
have appraisal rights if the shares of the
corporation are listed on a national
securities exchange or designated as a
national market system security by the
National Association of Securities
Dealers, Inc. or held of by record by
more than 2,000 holders, or if the
corporation will be the surviving
corporation of a merger and the merger
does not require the vote of the
corporation’s stockholders. Stockholders
will, however, have the right to demand
and receive payment in cash for the fair
value of their stock in an appraisal
proceeding in lieu of the consideration
stockholders would otherwise receive in
a merger or consolidation if in the merger
the stockholder will receive anything
other than shares of stock in the
corporation surviving or resulting from
the merger or consolidation, shares of
any other corporation that at the effective
date of the merger or consolidation will
be either listed on a national securities
exchange or designated as a national
market system security by the National

N2H2 Shareholder Rights	Secure Computing Stockholder Rights

Association of Securities Dealers, Inc., or
held of record by more than 2,000
holders, cash in lieu of fractional shares,
or any combination thereof.

A Delaware corporation’s certificate of
incorporation may also provide that
appraisal rights shall be available in the
event of the sale of all or substantially all
of a corporation’s assets or the adoption
of an amendment to its certificate of
incorporation. The Secure Computing
certificate of incorporation does not
provide for such rights.

WHERE YOU CAN FIND MORE INFORMATION

Secure Computing and N2H2 file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Secure Computing and N2H2 file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room.

Secure Computing and N2H2’s SEC filings are also available to the public from commercial retrieval services and at the Web site maintained by the SEC at www.sec.gov. Information contained on Secure Computing’s Web site and N2H2’s Web site is not part of this proxy statement/prospectus.

Secure Computing filed a registration statement on Form S-4 to register with the SEC the Secure Computing common stock that Secure Computing will issue in the merger. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus constitutes both a prospectus of Secure Computing and a proxy statement of N2H2 for its special meeting. The SEC allows us to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained in this proxy statement/prospectus or in a later filed document incorporated by reference into this proxy statement/prospectus. You may obtain copies of the Form S-4 (and any amendments to the Form S-4), as well as the documents incorporated by reference into this proxy statement/prospectus, in the manner described above. Information in the following documents is incorporated into this proxy statement/prospectus.

Secure Computing SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2002, filed on March 28, 2003.

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2003, filed on May 15, 2003, and June 30, 2003, filed on July 31, 2003.

Definitive Proxy Statement	2003 Annual Meeting of Stockholders, filed on April 10, 2003.

Current Reports on Form 8-K	Filed on April 17, 2003, July 17, 2003 and July 29, 2003.

N2H2 SEC Filings	Period
Annual Report on Form 10-K	Year ended September 30, 2002, filed on December 19, 2002.

Quarterly Reports on Form 10-Q	Quarters ended December 31, 2003, filed on February 11, 2003, March 31, 2003, filed on May 14, 2003, and June 30, 2003, filed on August , 2003.

Definitive Proxy Statement	2003 Annual Meeting of Shareholders, filed on January 27, 2003.

Current Reports on Form 8-K	Filed on April 24, 2003, July 29, 2003 and July 31, 2003.

All documents filed by Secure Computing and N2H2 pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this proxy statement/prospectus through the completion of the merger (or, if earlier, the date on which the merger agreement is terminated) are also deemed to be incorporated by reference into this proxy statement/prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy and information statements.

Secure Computing has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Secure Computing and Nitro Acquisition Corp., and N2H2 has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to N2H2.

Documents incorporated by reference into this proxy statement/prospectus are available from Secure Computing and N2H2 without charge upon written or oral request as set forth below. Exhibits to documents incorporated by reference into this proxy statement/prospectus will only be furnished if they are specifically incorporated by reference into this proxy statement/prospectus. If you request any incorporated documents from Secure Computing or from N2H2, they will be mailed to you by first-class mail, or another equally prompt means, within one business day after the date your request is received. You may obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the proxy solicitor or the appropriate company at the following addresses and phone numbers:

Secure Computing Corporation 4810 Harwood Road San Jose, California 95124 (408) 979-6100 Attention: Corporate Secretary	N2H2, Inc. 900 Fourth Avenue, Suite 3600 Seattle, Washington 98164 (206) 336-1501 Attention: Investor Relations

or

[Name]

[address]

[city, state zip]

(        )         -          (collect)

(        )         -          (toll-free)

LEGAL MATTERS

The validity of the Secure Computing common stock being offered by this proxy statement/prospectus will be passed upon for Secure Computing by Heller Ehrman White & McAuliffe LLP of Menlo Park, California. It is a condition to the consummation of the merger that Secure Computing receive an opinion from Heller Ehrman White & McAuliffe LLP, counsel to Secure Computing, and that N2H2 receive an opinion from Orrick, Herrington & Sutcliffe LLP, counsel to N2H2, each to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Secure Computing Corporation incorporated by reference in Secure Computing Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated into this proxy statement/prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule of N2H2, Inc. at September 30, 2002 and 2001, and for each of the three years in the period ended September 30, 2002, incorporated into this proxy statement/prospectus by reference to N2H2’s Annual Report on Form 10-K for the year ended September 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

MISCELLANEOUS

No person has been authorized to give any information or make any representation on behalf of Secure Computing or N2H2 not contained in this proxy statement/prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus and, with respect to material incorporated into this proxy statement/prospectus by reference, the dates of such referenced material.

If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this proxy statement/prospectus, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SECURE COMPUTING CORPORATION

NITRO ACQUISITION CORP.

AND

N2H2, INC.

Dated as of July 28, 2003

A-i

(continued)

A-ii

(continued)

A-iii

INDEX OF DEFINED TERMS

“Acquisition Proposal”	Section 5.3
“Acquisition Transaction”	Section 5.3
“Action”	Section 3.13(a)
“Affiliates”	Section 3.22
“Agreement”	Preamble
“Aggrieved Party”	Section 8.3(b)(vi)
“Articles of Merger”	Section 1.2
“Breaching Party”	Section 8.3(b)(vi)
“Buyer”	Preamble
“Buyer Balance Sheet”	Section 4.8
“Buyer Certificates”	Section 2.1(b)
“Buyer Closing Value”	Section 2.1(f)
“Buyer Common Stock”	Recitals
“Buyer Contract”	Section 4.12(a)
“Buyer Disclosure Statement”	Article IV
“Buyer Exchange Options”	Section 2.2(a)
“Buyer Financial Statements”	Section 4.8
“Buyer Interim Financial Statements”	Section 4.8
“Buyer IP Rights”	Section 4.13(a)
“Buyer Material Adverse Effect”	Section 4.1(a)
“Buyer Options”	Section 4.5(b)
“Buyer Preferred Stock”	Section 4.5(a)
“Buyer Purchase Plan”	Section 2.2(b)
“Buyer SEC Reports”	Section 4.6
“Buyer Stock Plans”	Section 4.5(b)
“Buyer Subsidiaries”	Section 4.1(a)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 3.16(b)
“Code”	Recitals
“Confidentiality Agreement”	Section 5.4
“Continuing Employees”	Section 5.18(a)
“Determined Severance”	Section 5.18(c)
“Dissenting Shares”	Section 2.6
“Effective Time”	Section 1.2
“ERISA”	Section 3.19(a)
“Exchange Act”	Section 3.3
“Exchange Agent”	Section 2.3(a)
“Exchange Multiple”	Section 2.1(g)
“Exchange Quotient”	Section 2.1(g)
“Exchange Ratio”	Section 2.1(a)
“GAAP”	Section 3.9
“Government Entity”	Section 3.3
“group health plan”	Section 3.19(k)
“Hazardous Material”	Section 3.20(a)
“Hazardous Materials Activities”	Section 3.20(b)
“Holder”	Section 2.3(c)
“IRS”	Section 3.19(j)
“law”	Section 9.11
“Merger”	Recitals
“Merger Sub”	Preamble

A-iv

INDEX OF DEFINED TERMS

(continued)

“Merger Sub Common Stock”	Section 2.1(d)
“Nasdaq”	Section 2.1(f)
“Pension Plans”	Section 3.19(a)
“Person”	Section 2.1(g)
“Potential Acquiror”	Section 5.3
“Proxy Statement/Prospectus”	Section 3.24
“Qualified Position”	Section 5.18(h)
“Reference Date”	Section 3.9
“Registration Statement”	Section 3.24
“SEC”	Section 3.7
“Securities Act”	Section 3.7
“Seller”	Preamble
“Seller Acquisition”	Section 8.3(b)
“Seller Affiliate Agreement”	Section 5.10
“Seller Balance Sheet”	Section 3.9
“Seller Certificate”	Section 2.3(c)
“Seller Common Stock”	Recitals
“Seller Contract”	Section 3.15(a)
“Seller Disclosure Statement”	Article III
“Seller Employee Benefit Plans”	Section 3.19(a)
“Seller Environmental Permits”	Section 3.20(c)
“Seller ERISA Affiliate”	Section 3.19(a)
“Seller Financial Statements”	Section 3.9
“Seller Foreign Plan”	Section 3.19(n)
“Seller Interim Financial Statements”	Section 3.9
“Seller IP Rights”	Section 3.17(a)
“Seller Material Adverse Effect”	Section 3.1(a)
“Seller Notice of Superior Offer”	Section 5.5(c)
“Seller Options”	Section 2.2(a)
“Seller Preferred Stock”	Section 3.6(a)
“Seller Purchase Plan”	Section 2.2(b)
“Seller Rights”	Section 2.1(a)
“Seller Rights Plan”	Section 2.1(a)
“Seller SEC Reports”	Section 3.7
“Seller Special Meeting”	Section 5.5(a)
“Seller Stock Plans”	Section 2.2(a)
“Seller Subsidiaries”	Section 3.1(a)
“Seller Superior Offer”	Section 5.5(c)
“Seller Triggering Event”	Section 8.1(h)
“Seller Voting Agreements”	Recitals
“Seller Warrants”	Section 3.6(b)
“Subsidiary”	Section 2.1(g)
“Surviving Corporation”	Section 1.1
“Tax Return” or “Tax Returns”	Section 3.18(a)
“Tax” or “Taxes”	Section 3.18(a)
“to the knowledge of Buyer”	Section 4.5(b)
“to the knowledge of Seller”	Section 3.6(b)
“Washington Law”	Section 1.1
“Washington Secretary”	Section 1.2
“Welfare Plans”	Section 3.19(a)

A-v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 28, 2003 by and among Secure Computing Corporation, a Delaware corporation (“Buyer”), Nitro Acquisition Corp., a Washington corporation and wholly-owned subsidiary of Buyer (“Merger Sub”), and N2H2, Inc., a Washington corporation (“Seller”), with respect to the following facts:

A.    The respective boards of directors of Buyer, Merger Sub and Seller have approved and declared advisable the merger of Merger Sub with and into Seller (the “Merger”), upon the terms and subject to the conditions set forth herein, and have determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, their respective stockholders.

B.    Pursuant to the Merger, among other things, the outstanding shares of Seller Common Stock (“Seller Common Stock”), will be converted into shares of Buyer Common Stock, $0.01 par value (“Buyer Common Stock”), at the rate set forth herein.

C.    Simultaneously with the execution and delivery of this Agreement and as a condition and inducement to Buyer’s and Merger Sub’s willingness to enter into this Agreement, each of the members of the Board of Directors and each executive officer of Seller (in their respective capacities as shareholders of Seller) is entering into Voting Agreements with Buyer in the form of Exhibit A attached hereto (the “Seller Voting Agreements”).

D.    For United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger.    At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Washington Business Corporation Act (“Washington Law”), (i) Merger Sub shall be merged with and into Seller, (ii) the separate corporate existence of Merger Sub shall cease, and (iii) Seller shall be the surviving corporation and a wholly owned subsidiary of Buyer. Seller, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2    Closing; Effective Time.    The closing of the Merger and the other transactions contemplated hereby (the “Closing”) will take place at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Articles VI and VII, unless another time or date is agreed to by the parties hereto. The Closing shall take place at the offices of Heller Ehrman White & McAuliffe LLP, 275 Middlefield Road, Menlo Park, California, or at such other location as the parties hereto shall mutually agree. At the Closing, the parties hereto shall cause the Merger to be consummated by filing the articles of merger substantially in the form of Exhibit B (the “Articles of Merger”) with the Secretary of State of the State of Washington (the “Washington Secretary”), in accordance with the relevant provisions of Washington Law (the time of such filing, or such later time as may be agreed in writing by the parties and specified in the Articles of Merger, being the “Effective Time”). If the Washington Secretary requires any changes in the Articles of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, Merger Sub and the Company shall execute any necessary document incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

1.3    Effects of the Merger.    The effects of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of Washington Law. Without limiting the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of Seller and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Seller and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4    Articles of Incorporation; Bylaws.

(a)    Subject to Section 5.9, from and after the Effective Time, the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation; provided, however, that at the Effective Time the articles of incorporation of Merger Sub shall be amended so that the name of the Surviving Corporation shall be “N2H2, Inc.”

(b)    Subject to Section 5.9, from and after the Effective Time the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

1.5    Directors and Officers of the Surviving Corporation.    The directors and officers of Merger Sub immediately prior to the Effective Time shall serve as the initial directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

ARTICLE II

CONVERSION OF SHARES

2.1    Conversion of Stock.    Pursuant to the Merger, and without any action on the part of the holders of any outstanding shares of capital stock or securities of Seller or Merger Sub:

(a)    As of the Effective Time, each share of Seller Common Stock, together with the rights (the “Seller Rights”), if any, associated with each such share issued in connection with the Seller Rights Agreement (the “Seller Rights Plan”) dated May 24, 2002 between Seller and Mellon Investor Services LLC, issued and outstanding immediately prior to the Effective Time (other than shares of Seller Common Stock to be canceled pursuant to Section 2.1(c)), shall be automatically converted into 0.0841 (the “Exchange Ratio”) of a fully paid and nonassessable share of Buyer Common Stock.

(b)    As of the Effective Time, each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Seller Common Stock shall cease to have any rights with respect thereto, except the right to receive (i) a certificate (or direct registration) representing the number of whole shares of Buyer Common Stock into which such shares have been converted (the “Buyer Certificates”), and (ii) cash in lieu of fractional shares of Buyer Common Stock in accordance with Section 2.1(f), without interest.

(c)    As of the Effective Time, each share of Seller Common Stock held of record immediately prior to the Effective Time by Seller, Merger Sub, Buyer or any Subsidiary (as defined in Section 2.1(g)) of Seller or of Buyer shall be canceled and extinguished without any conversion thereof.

(d)    As of the Effective Time, each share of Common Stock, $0.01 par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be canceled, extinguished and automatically converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value, of the Surviving Corporation. Each certificate evidencing ownership of a number of shares of Merger Sub Common Stock shall be deemed to evidence ownership of the same number of shares of Common Stock, $0.01, of the Surviving Corporation.

(e)    Without limiting any other provision of this Agreement, the Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Buyer Common Stock or Seller Common Stock), extraordinary dividend or distribution, reorganization, reclassification, recapitalization or other like change with respect to Buyer Common Stock or Seller Common Stock occurring or having a record date or an effective date on or after the date hereof and prior to the Effective Time.

(f)    No fraction of a share of Buyer Common Stock will be issued by virtue of the Merger. Instead, each holder of shares of Seller Common Stock who would otherwise be entitled to a fraction of a share of Buyer Common Stock (after aggregating all fractional shares of Buyer Common Stock to be received by such holder) shall receive from Buyer an amount of cash (rounded to the nearest whole cent, with .5 being rounded up) equal to the product of (i) such fraction, multiplied by (ii) the Buyer Closing Value. For the purposes of this Agreement, “Buyer Closing Value” shall mean the average of the closing sale prices per share of Buyer Common Stock as reported on the Nasdaq National Market (“Nasdaq”) for each of the five trading days immediately preceding the Effective Time.

(g)    For the purposes of this Agreement, the “Exchange Multiple” of any quantity means the product obtained from multiplying such quantity by the Exchange Ratio, and the “Exchange Quotient” of any quantity means the quotient obtained from dividing such quantity by the Exchange Ratio. For purposes of this Agreement, the term “Subsidiary”, when used with respect to any Person, means any corporation or other organization, whether incorporated or unincorporated, of which (A) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person (through ownership of securities, by contract or otherwise) or (B) such Person or any Subsidiary of such Person is a general partner of any general partnership or a manager of any limited liability company. For the purposes of this Agreement, the term “Person” means any individual, group, organization, corporation, partnership, joint venture, limited liability company, trust or entity of any kind.

2.2    Seller Options, Seller Stock Purchase Plan

(a)    As of the Effective Time, Buyer shall, to the full extent permitted by applicable law, assume all of the stock options of Seller outstanding immediately prior to the Effective Time under the Seller Stock Plans (as defined below) (the “Seller Options”). For purposes of this Agreement, “Seller Stock Plans” means the 1997 Stock Option Plan, as amended, 1999 Stock Option Plan, 1999 Nonemployee Director Stock Option Plan, 1999/2000 Transition Stock Option Plan, 2000 Stock Option Plan and the Nonqualified Stock Option Agreement dated August 2, 2002 between the Company and Howard Philip Welt. Each Seller Option, whether or not exercisable at the Effective Time, shall, to the full extent permitted by applicable law, be assumed by Buyer in such a manner that it shall be exercisable upon the same terms and conditions as under the Seller Stock Plan pursuant to which it was granted and the applicable option agreement issued thereunder (after giving effect to any acceleration of vesting resulting from the Merger on the terms provided under the Seller Stock Plan pursuant to which it was granted and the applicable option agreement issued thereunder); provided that (i) each such option thereafter shall be exercisable for a number of shares of Buyer Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Seller Common Stock subject to such option, and (ii) the option price per share of Buyer Common Stock thereafter shall equal the Exchange Quotient (rounded up to the nearest whole cent, (except that, in the case of Seller Options granted under the 1999 Nonemployee Director Stock Option Plan, the option price per share of Buyer Common Stock shall be carried to at three decimal places, with the last decimal place rounded upwards to the nearest whole number)) of the option price per share of Seller Common Stock subject to such option in effect immediately prior to the Effective Time (the “Buyer Exchange Options”).

(b)    Seller shall take all necessary action to amend the Seller Employee Stock Purchase Plan (the “Seller Purchase Plan”) so that (i) the Seller Purchase Plan shall be suspended so that no additional purchase rights shall be issued under it after September 30, 2003, and (ii) each purchase right granted under Seller Purchase Plan shall terminate, if it has not previously terminated by its terms, on the date that the holder thereof enrolls in Secure Computing Corporation Employee Stock Purchase Plan (the “Buyer Purchase Plan”); provided that if the purchase date under the Seller Purchase Plan coincides with the enrollment date under the Buyer Purchase Plan, the purchase rights under the Seller Purchase Plan shall not terminate prior to the purchase on such date; and (iii) such other modifications to the Seller Purchase Plan shall be made so as to permit the implementation of this Section 2.2(b). As of the Effective Time, each then-outstanding purchase right granted under the Seller Purchase Plan shall be assumed by Buyer in such a manner that it shall be exercisable upon the same terms and conditions (as amended as described above) as under the Seller Purchase Plan immediately before the Effective Time; provided that each such purchase right shall thereafter be exercisable for whole shares of Buyer Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Seller Common Stock for which such purchase right would otherwise have been exercisable determined as of the relevant grant date under the Seller Purchase Plan at a purchase price per share equal to 85% of the lower of: (i) the Exchange Quotient (rounded up to the nearest whole cent) of the fair market value of a share of Seller Common Stock on the relevant grant date under the Seller Purchase Plan or (ii) the fair market value of a share of a Buyer Common Stock on the relevant purchase date.

2.3    Exchange of Stock Certificates.

(a)    At or prior to the Effective Time, Buyer shall enter into an agreement with a bank or trust company selected by Buyer and reasonably acceptable to Seller to act as the exchange agent for the Merger (the “Exchange Agent”).

(b)    At or prior to the Effective Time, Buyer shall supply or cause to be supplied to or for the account of the Exchange Agent in trust for the benefit of the holders of Seller Common Stock, for exchange pursuant to this Section 2.3 (i) the Buyer Certificates (or direct registration) evidencing the shares of Buyer Common Stock issuable pursuant to Section 2.1 to be exchanged for outstanding shares of Seller Common Stock, and (ii) cash in an aggregate amount sufficient to make the payments in lieu of fractional shares provided for in Section 2.1(f).

(c)    Promptly after the Effective Time, Buyer shall mail or shall cause to be mailed to each Holder (as defined below) a letter of transmittal in customary form and reasonably acceptable to the Seller (which shall specify that delivery shall be effected, and risk of loss and title to the Seller Certificates shall pass, only upon proper delivery of the Seller Certificates to the Exchange Agent) and instructions for surrender of the Seller Certificates. Upon surrender to the Exchange Agent of a Seller Certificate, together with such letter of transmittal duly executed, the Holder shall be entitled to receive in exchange therefor: (i) certificates evidencing that number of shares of Buyer Common Stock issuable to such Holder in accordance with this Article II; (ii) any dividends or other distributions that such Holder has the right to receive pursuant to Section 2.3(d); and (iii) cash in respect of fractional shares as provided in Section 2.1(f), and such Seller Certificate so surrendered shall forthwith be canceled. No certificate representing shares of Buyer Common Stock will be issued to a Person who is not the registered owner of a surrendered Seller Certificate unless (i) the Seller Certificate so surrendered has been properly endorsed or otherwise is in proper form for transfer, and (ii) such Person shall either (A) pay any transfer or other tax required by reason of such issuance or (B) establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.3, from and after the Effective Time, each Seller Certificate shall be deemed to represent, for all purposes other than payment of dividends, the right to receive a certificate representing the number of full shares of Buyer Common Stock as determined in accordance with this Article II and cash in lieu of fractional shares as provided in Section 2.1(f). For purposes of this Agreement, “Seller Certificate” means a certificate which immediately prior to the Effective Time represented shares of Seller Common Stock, and “Holder” means a person who holds one or more Seller Certificates as of the Effective Time.

(d)    No dividend or other distribution declared with respect to Buyer Common Stock with a record date after the Effective Time will be paid to Holders of unsurrendered Seller Certificates until such Holders surrender their Seller Certificates. Upon the surrender of such Seller Certificates, there shall be paid to such Holders, promptly after such surrender, the amount of dividends or other distributions, excluding interest, declared with a record date after the Effective Time and not paid because of the failure to surrender Seller Certificates for exchange.

(e)    Notwithstanding anything to the contrary in this Agreement, neither the Exchange Agent, Buyer, the Surviving Corporation nor any party hereto shall be liable to any holder of shares of Seller Common Stock for shares of Buyer Common Stock or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.4    Lost, Stolen or Destroyed Certificates.    In the event that any Seller Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in respect of such lost, stolen or destroyed Seller Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Buyer Common Stock as may be required pursuant to Section 2.1 and cash in lieu of fractional shares, if any, as may be required pursuant to Section 2.1(f) and any dividends or distributions payable pursuant to Section 2.3(d); provided, however, that Buyer may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Seller Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Buyer or the Exchange Agent with respect to the Seller Certificates alleged to have been lost, stolen or destroyed.

2.5    Tax Consequences.    For United States federal income tax purposes, it is intended by the parties hereto that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

2.6    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, with respect to each share of Seller Common Stock as to which the holder thereof shall have properly complied with the provisions of Chapter 23B.13 of Washington Law as to dissenters’ rights (each, a “Dissenting Share”), if any, such holder shall be entitled to payment, solely from the Surviving Corporation, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Chapter 23B. 13 of Washington Law; provided, however, that (i) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with Washington Law, affirmatively withdraws such holder’s demand for appraisal of such Dissenting Shares, (ii) if any holder of Dissenting Shares fails to establish such holder’s entitlement to dissenters’ rights as provided in Washington Law or (iii) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for such holder’s shares under Washington Law, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Seller Common Stock and such shares of Seller Common Stock shall thereupon be deemed to have been converted, as of the Effective Time, into and represent the right to receive the Merger Consideration payable in respect of such shares of Seller Common Stock. The Seller shall give Buyer prompt notice of any demands received by the Seller for appraisal of shares of Seller Common Stock, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. The Seller shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the written consent of Buyer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller makes to Buyer and Merger Sub the representations and warranties contained in this Article III, in each case subject to the exceptions set forth in the disclosure statement, dated as of the date hereof and delivered by Seller to Buyer at least forty-eight (48) hours prior to the execution of this Agreement (the “Seller Disclosure Statement”). The Seller Disclosure Statement shall be arranged in schedules corresponding to the numbered and lettered Sections of this Article III, and the disclosure in any Schedule of the Seller Disclosure Statement shall qualify only the corresponding Section of this Article III.

3.1    Organization, Etc.

(a)    Each of Seller and its Subsidiaries, all of which are listed on Schedule 3.1(b) of the Seller Disclosure Statement (the “Seller Subsidiaries”), is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority or qualification has not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. Each of Seller and the Seller Subsidiaries is duly qualified as a foreign Person to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing has not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

For the purposes of this Agreement, “Seller Material Adverse Effect” means any material adverse effect on (i) the business, financial condition, results of operations or assets and liabilities, taken as a whole, of Seller, including the Seller Subsidiaries, (ii) the ability of Seller to consummate the Merger or any of the material transactions contemplated by the Agreement or to perform any of its material obligations under the Agreement before the Effective Time, or (iii) Buyer’ ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation. Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Seller Material Adverse Effect: (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the Internet filtering and monitoring industry generally, which does not disproportionately affect Seller; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger and the other transactions contemplated by this Agreement.

(b)    Neither Seller nor any of the Seller Subsidiaries is in violation of any provision of its articles of incorporation or bylaws or, in the case of any Seller Subsidiary that is not a corporation, any equivalent charter document. Schedule 3.1(b) of the Seller Disclosure Statement sets forth (i) the full name of each Seller Subsidiary and any other entity in which Seller has a significant equity interest, its capitalization and the ownership interest of Seller and each other Person (if any) therein, (ii) the jurisdiction in which each such Seller Subsidiary is organized, (iii) each jurisdiction in which Seller and each of the Seller Subsidiaries is qualified to do business as a foreign Person, and (iv) the names of the current directors and officers of Seller and of each Seller Subsidiary. Seller has made available to Buyer accurate and complete copies of the articles of incorporation and bylaws and, in the case of any Seller Subsidiary that is not a corporation, any other equivalent charter documents, as currently in effect, of Seller and each of the Seller Subsidiaries.

3.2    Authority Relative to This Agreement.    Seller has full corporate power and authority to (i) execute and deliver this Agreement, and (ii) assuming the approval of the Merger by at least two-thirds of the outstanding shares of Seller Common Stock at the Seller Special Meeting or any adjournment or postponement thereof in accordance with Washington Law, consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by the vote of the board of directors of Seller, and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the approval of the adoption of the Agreement and approval of the Merger by at least two-thirds of the outstanding shares of Seller Common Stock at the Seller Special Meeting or any adjournment or postponement thereof in accordance with Washington Law). The Agreement has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer and Merger Sub, constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

3.3    No Violations, Etc.    No filing with or notification to, and no permit, authorization, consent or approval of, any court, administrative agency, commission, or other governmental or regulatory body, authority or instrumentality (“Government Entity”) is necessary on the part of Seller for the consummation by Seller of the Merger and the other transactions contemplated hereby, or for the exercise by Buyer and the Surviving Corporation of full rights to own and operate the business of Seller and the Seller Subsidiaries as presently being conducted, except (i) for the filing of the Articles of Merger as required by Washington Law, (ii) for compliance with the applicable requirements of the Securities and Exchange Act of 1934, as amended (together with the Rules and Regulations promulgated thereunder, the “Exchange Act”), state securities or “blue sky” laws and state takeover laws, and (iii) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval has not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. Neither the execution and delivery of the Agreement, nor the consummation of the Merger and the other transactions contemplated hereby, nor compliance by Seller with all of the provisions hereof and thereof, nor the exercise by Buyer and the Surviving Corporation of full rights to own and operate the business of Seller and the Seller Subsidiaries as presently being conducted will, subject to obtaining the approval of this Agreement by the holders of at least two-thirds of the outstanding shares of Seller Common Stock at the Seller Special Meeting or any adjournment thereof in accordance with Washington Law, (i) conflict with or result in any breach of any provision of the articles of incorporation or bylaws of Seller or any Seller Subsidiary (or, in the case of any Seller Subsidiary that is not a corporation, the equivalent charter documents of such Seller Subsidiary), (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Seller or any Seller Subsidiary, or by which any of their properties or assets may be bound, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any Seller Contract (as defined below), except in the case of clauses (ii) or (iii) for any violation, breach or default that has not had, or could not reasonably be expected to have, a Seller Material Adverse Effect. Schedule 3.3 of the Seller Disclosure Statement lists all consents, notices, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby under any Seller Contracts, or any of Seller’s or any Seller Subsidiaries’ notes, bonds, mortgages, indentures, deeds of trust, licenses or leases, contracts, agreements or other instruments or obligations the failure to obtain which has had, or could reasonably be expected to have, a Seller Material Adverse Effect.

3.4    Board Recommendation.    The board of directors of Seller has, at a meeting of such board duly held on July 28, 2003, (i) approved and adopted the Agreement, (ii) determined that this Agreement is fair to and in the best interests of the shareholders of Seller, (iii) resolved to recommend this Agreement to the shareholders of Seller, (iv) resolved that Seller take all action necessary to exempt the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby from the provisions of all applicable state anti-takeover statutes or regulations including but not limited to Section 23B.19.040 of Washington Law, and (v) resolved to render the Seller Rights issued under the Seller Rights Plan inapplicable to the Merger, this Agreement and the other transactions contemplated hereby.

3.5    Fairness Opinion.    Seller has received the opinion of Updata Capital, Inc. dated the date of the approval of this Agreement by the board of directors of Seller to the effect that the Exchange Ratio is fair to Seller’s shareholders from a financial point of view, and has provided a copy of such opinion to Buyer.

3.6    Capitalization.

(a)    The authorized capital stock of Seller consists of 250,000,000 shares of Seller Common Stock and 50,000,000 shares of Preferred Stock (“Seller Preferred Stock”). As of July 24, 2003, there were (i) 22,131,253 shares of Seller Common Stock outstanding, none of which are held by Seller and (ii) no shares of Seller Preferred Stock outstanding.

(b)    Except for the Seller Options, rights under the Seller Purchase Plan, warrants to purchase an aggregate of 539,280 shares of Seller Common Stock (the “Seller Warrants”) and the Seller Rights, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Seller to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of Seller, or obligating Seller to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call, right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment. To the knowledge of Seller, except for the Seller Voting Agreements, there are no voting trusts, proxies or other agreements or understandings with respect to the capital stock of Seller. For purposes of this Agreement, “to the knowledge of Seller,” or words of similar import, shall mean the actual knowledge of executive officers and directors of the Seller and such other persons set forth on Schedule 3.6(b) of the Seller Disclosure Statement.

(c)    True and complete copies of each Seller Stock Plan and the Seller Rights Plan, and of the forms of all agreements and instruments relating to or issued under each thereof, and the forms of all Seller Warrants have been made available to Buyer. Such agreements, instruments, and forms have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement any such agreements, instruments or forms.

(d)    Schedule 3.6(d) of the Seller Disclosure Statement sets forth the following information with respect to each Seller Option and Seller Warrant: the aggregate number of shares issuable thereunder, the type of option, the grant date, the expiration date, the exercise price and the vesting schedule. Each Seller Option was granted in accordance with the terms of the Seller Stock Plan applicable thereto. The terms of each of the Seller Stock Plans do not prohibit the assumption of the Seller Options as provided in Section 2.2(a). Consummation of the Merger will not accelerate vesting of any Seller Option.

3.7    SEC Filings.    Seller has filed with the Securities and Exchange Commission (the “SEC”) all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents filed since January 1, 2000 are referred to herein as the “Seller SEC Reports”). All of the Seller SEC Reports complied as to form, when filed, in all material respects with the applicable provisions of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) and the Exchange Act. Accurate and complete copies of the Seller SEC Reports have been made available (including via EDGAR) to Buyer. As of their respective dates, the Seller SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Seller and except as disclosed in Seller SEC Reports, since October 1, 2000, each director and executive officer of Seller and each such persons’ affiliates have complied with all filing requirements under Section 13 and Section 16(a) of the Exchange Act.

3.8    Compliance with Laws.    Neither Seller nor any Seller Subsidiary has violated or failed to comply with any statute, law, ordinance, rule or regulation (including without limitation relating to the export or import of goods or technology) of any foreign, federal, state or local government or any other governmental department or agency, except where any such violations or failures to comply have not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. Seller and the Seller Subsidiaries have all permits, licenses and franchises from governmental agencies required to conduct their businesses as now being conducted and as proposed to be conducted, except for those, the absence of which, has not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

3.9    Financial Statements.    Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Seller SEC Reports and each of the Seller Interim Financial Statements (the “Seller Financial Statements”), (x) was prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (y) fairly presented the consolidated financial position of Seller and the Seller Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Seller, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The interim financial statements as of and for the quarter ended June 30, 2003 (the “Reference Date”), provided to the Buyer prior to the date hereof, are herein referred to as the “Seller Interim Financial Statements” and the balance sheet of Seller as of the Reference Date is herein referred to as the “Seller Balance Sheet.”

3.10    Absence of Undisclosed Liabilities.    Neither Seller, nor any of the Seller Subsidiaries or the entities listed on Schedule 3.1(b) has any liabilities (absolute, accrued, contingent or otherwise) other than (i) liabilities included in the Seller’s March 31, 2003 balance sheet included on Seller’s Form 10-Q for the quarter ended March 31, 2003 and the related notes to the financial statements, (ii) normal or recurring liabilities incurred since March 31, 2003 in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not be reasonably likely to have a Seller Material Adverse Effect, and (iii) liabilities under this Agreement.

3.11    Absence of Changes or Events.    Except as contemplated by this Agreement, since March 31, 2003, no state of facts, change, event or effect that has had or could reasonably be expected to have Seller Material Adverse Effect has occurred and, in addition, Seller, the Seller Subsidiaries and the entities listed on Schedule 3.1(b) have not, directly or indirectly:

(a)    purchased, otherwise acquired, or agreed to purchase or otherwise acquire, any shares of capital stock of Seller or any of the Seller Subsidiaries, or declared, set aside or paid any dividend or otherwise made a distribution (whether in cash, stock or property or any combination thereof) in respect of their capital stock (other than dividends or other distributions payable solely to Seller or a wholly-owned Subsidiary of Seller);

(b)    authorized for issuance, issued, sold, delivered, granted or issued any options, warrants, calls, subscriptions or other rights for, or otherwise agreed or committed to issue, sell or deliver any shares of any class of capital stock of Seller or the Seller Subsidiaries or any securities convertible into or exchangeable or exercisable for shares of any class of capital stock of Seller or the Seller Subsidiaries, other than pursuant to and in accordance with the Seller Stock Plans;

(c)    (i) created or incurred any indebtedness for borrowed money exceeding $200,000 in the aggregate, (ii) assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other individual, firm or corporation, made any loans or advances to any other individual, firm or corporation exceeding $200,000 in the aggregate, (iii) entered into any oral or written material agreement or any material commitment or transaction or incurred any liabilities material to Seller and the Seller Subsidiaries taken as a whole, or involving in excess of $500,000;

(d)    instituted any change in accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC and disclosed in the notes to the Seller Financial Statements;

(e)    revalued any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable in excess in each case of an amount equal to $100,000 plus amounts previously reserved as reflected in the Seller Balance Sheet;

(f)    suffered any damage, destruction or loss, whether covered by insurance or not, except for such as would not, individually and in the aggregate exceed $200,000;

(g)    (i) increased in any manner the compensation of any of its directors, officers or, other than in the ordinary course of business and consistent with past practice, non-officer employees, (ii) granted any severance or termination pay to any Person other than in the ordinary course of business and consistent with past practice; (iii) entered into any oral or written employment, consulting, indemnification or severance agreement with any Person; (iv) other than as required by law, adopted, become obligated under, or amended any employee benefit plan, program or arrangement; or (v) repriced any Seller Options;

(h)    sold, transferred, leased, licensed, pledged, mortgaged, encumbered, or otherwise disposed of, or agreed to sell, transfer, lease, license, pledge, mortgage, encumber, or otherwise dispose of, any material properties (including intangibles, real, personal or mixed);

(i)    amended its articles of incorporation, bylaws, or any other charter document, or effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(j)    made any capital expenditure in any calendar month which, when added to all other capital expenditures made by or on behalf of Seller and the Seller Subsidiaries in such calendar month resulted in such capital expenditures exceeding $200,000 in the aggregate;

(k)    paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collected, or accelerated the collection of, any amounts owed (including accounts receivable) other than their collection in the ordinary course of business;

(l)    waived, released, assigned, settled or compromised any material claim or litigation, or commenced a lawsuit other than for the routine collection of bills;

(m)    agreed or proposed to do any of the things described in the preceding clauses (a) through (l) other than as expressly contemplated or provided for in this Agreement.

3.12    Capital Stock of Subsidiaries.    Seller is directly or indirectly the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Seller Subsidiaries. All of such shares have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto and are owned by Seller free and clear of any claim, lien or encumbrance of any kind with respect thereto. There are no proxies or voting agreements with respect to such shares, and there are not any existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating Seller or any of the Seller Subsidiaries to issue, transfer or sell any shares of capital stock of any Subsidiary or any other securities convertible into, exercisable for, or evidencing the right to subscribe for any such shares. Seller does not directly or indirectly own any interest in any Person except the Seller Subsidiaries.

3.13    Litigation.

(a)    There is no private or governmental claim, action, suit (whether in law or in equity), or proceeding of any nature (“Action”) pending and, to the knowledge of Seller, there is not any private or governmental investigation, or any of the foregoing threatened against Seller, any of the Seller Subsidiaries or any of their respective officers and directors (in their capacities as such), or involving any of their assets, before any court, governmental or regulatory authority or body, or arbitration tribunal, except for those Actions which have not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. There is no Action pending or, to the knowledge of Seller, threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

(b)    There is no outstanding judgment, order, writ, injunction or decree of any court, governmental or regulatory authority, body or agency, or arbitration tribunal in a proceeding to which Seller, any Subsidiary of Seller, or any of their assets is or was a party or by which Seller, any Subsidiary of Seller, or any of their assets is bound.

3.14    Insurance.    Schedule 3.14 of the Seller Disclosure Statement lists all insurance policies (including without limitation workers’ compensation insurance policies) covering the business, properties or assets of Seller and the Seller Subsidiaries, the premiums and coverages of such policies, and all claims in excess of $100,000 made against any such policies since January 1, 2000. All such policies are in effect, and true and complete copies of all such policies have been made available to Buyer. Seller has not received notice of the cancellation or threat of cancellation of any of such policy.

3.15    Contracts and Commitments.

(a)    Except as filed as an exhibit to Seller’s SEC Reports, and except as contemplated by this Agreement, neither Seller, nor the Seller Subsidiaries, nor the entities listed on Schedule 3.1(b) is a party to or bound by any oral or written contract, obligation or commitment of any type in any of the following categories:

(i)    agreements or arrangements that contain severance pay, understandings with respect to tax arrangements, understandings with respect to expatriate benefits, or post-employment liabilities or obligations;

(ii)    agreements or plans under which benefits will be increased or accelerated by the occurrence of any of the transactions contemplated by this Agreement, or under which the value of the benefits will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii)    agreements, contracts or commitments currently in force relating to the disposition or acquisition of assets other than in the ordinary course of business, or relating to an ownership interest in any corporation, partnership, joint venture or other business enterprise;

(iv)    agreements, contracts or commitments for the purchase of materials, supplies or equipment, under which the aggregate payments for the past 12 months exceeded $100,000, which are with sole or single source suppliers;

(v)    guarantees or other agreements, contracts or commitments under which Seller or any of the Seller Subsidiaries is absolutely or contingently liable for (A) the performance of any other person, firm or corporation (other than Seller or the Seller Subsidiaries), or (B) the whole or any part of the indebtedness or liabilities of any other person, firm or corporation (other than Seller or the Seller Subsidiaries);

(vi)    powers of attorney authorizing the incurrence of a material obligation on the part of Seller or the Seller Subsidiaries;

(vii)    agreements, contracts or commitments which limit or restrict (A) where Seller or any of the Seller Subsidiaries may conduct business, (B) the type or lines of business (current or future) in which they may engage, or (C) any acquisition of assets or stock (tangible or intangible) by Seller or any of the Seller Subsidiaries;

(viii)    agreements, contracts or commitments, under which the aggregate payments or receipts for the past 12 months exceeded $100,000, containing any agreement with respect to a change of control of Seller or any of the Seller Subsidiaries;

(ix)    agreements, contracts or commitments for the borrowing or lending of money, or the availability of credit (except credit extended by Seller or any of the Seller Subsidiaries to customers in the ordinary course of business and consistent with past practice);

(x)    any hedging, option, derivative or other similar transaction and any foreign exchange position or contract for the exchange of currency; or

(xi)    any agreement, contract or commitment otherwise required to be filed as an exhibit to a periodic report under the Exchange Act, as provided by Rule 601 of Regulation S-K promulgated under the Exchange Act.

Each contract, agreement or commitment of the type described in this Section 3.15 is referred to herein as a “Seller Contract.”

(b)    Neither Seller nor any of the Seller Subsidiaries, nor to the knowledge of Seller any other party to a Seller Contract, has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, (nor does there exist any condition under which, with the passage of time or the giving of notice or both, could reasonably be expected to cause such a breach, violation or default under), any Seller Contract, other than any breaches, violations or defaults which have not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(c)    Each Seller Contract is a valid, binding and enforceable obligation of Seller and to the knowledge of Seller, of the other party or parties thereto, in accordance with its terms, and in full force and effect, except where the failure to be valid, binding, enforceable and in full force and effect has not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect and to the extent enforcement may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights governing or by general principles of equity.

(d)    An accurate and complete copy of each Seller Contract has been made available (including via EDGAR) to Buyer.

3.16    Labor Matters; Employment and Labor Contracts.

(a)    None of Seller or any of the Seller Subsidiaries is a party to any union contract or other collective bargaining agreement, nor to the knowledge of Seller or any of the Seller Subsidiaries are there any activities or proceedings of any labor union to organize any of its employees. Each of Seller and the Seller Subsidiaries is in compliance with all applicable (i) laws, regulations and agreements respecting employment and employment practices and (ii) occupational health and safety requirements, except in each case for those failures to comply which, individually or in the aggregate, have not had, or could reasonably be expected to have, a Seller Material Adverse Effect.

(b)    There is no labor strike, slowdown or stoppage pending (or any labor strike or stoppage threatened) against Seller or any of the Seller Subsidiaries. No petition for certification has been filed and is pending before the National Labor Relations Board with respect to any employees of Seller or any of the Seller Subsidiaries who are not currently organized. Neither Seller nor any of the Seller Subsidiaries has any obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that have not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. There are no controversies pending or, to the knowledge of Seller or any of the Seller Subsidiaries, threatened, between Seller or any of the Seller Subsidiaries and any of their respective employees, which controversies have had, or could reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

3.17    Intellectual Property Rights.

(a)    To the knowledge of Seller, Seller and the Seller Subsidiaries own or have the right to use all intellectual property used to conduct their respective businesses (such intellectual property and the rights thereto are collectively referred to herein as the “Seller IP Rights”), except where the failure so to own or have the right to use has not had, or could not reasonably be expected to have, a Seller Material Adverse Effect. No royalties or other payments are payable to any Person with respect to commercialization of any products presently sold or under development by Seller or the Seller Subsidiaries.

(b)    Except as has not had, or could not reasonably be expected to have, a Seller Material Adverse Effect, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) constitute a breach of any instrument or agreement governing any Seller IP Rights, (ii) cause the modification of any term of any license or agreement relating to any Seller IP Rights including but not limited to the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (iii) cause the forfeiture or termination of any Seller IP Rights, (iv) give rise to a right of forfeiture or termination of any Seller IP Rights or (v) impair the right of Seller or the Surviving Corporation to use, sell or license any Seller IP Rights or portion thereof.

(c)    Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Seller or any of the Seller Subsidiaries (i) violates in any material respect any license or agreement between Seller or any of the Seller Subsidiaries and any third party or (ii) to the knowledge of Seller, infringes in any material respect any patents or other intellectual property rights of any other party; and there is no pending or, to the knowledge of Seller, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Seller IP Rights, or asserting that any Seller IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any Seller products, conflicts or will conflict with the rights of any other party.

(d)    Schedule 3.17(d) of the Seller Disclosure Statement lists all patents, trade names, registered trademarks and service marks, and applications for any of the foregoing owned or possessed by Seller or any of the Seller Subsidiaries and true and complete copies of such materials have been made available to Buyer.

(e)    Seller has provided to Buyer a true and complete copy of its standard form of employee confidentiality agreement and has taken all commercially reasonably necessary steps to ensure that all employees of Seller and the Seller Subsidiaries have executed such an agreement. Seller has taken all commercially reasonably necessary steps to ensure that all consultants or third parties with access to material proprietary information of Seller have executed appropriate non-disclosure agreements that adequately protect the Seller IP Rights.

(f)    Seller has taken all commercially reasonably necessary steps to ensure that Seller’s and the Seller Subsidiaries’ material source codes and material trade secrets have not been used, distributed or otherwise commercially exploited under circumstances which would cause the loss of copyright prior to the statutory expiration date or the loss of trade secret status.

(g)    To the knowledge of Seller, none of the employees or consultants of Seller or any of the Seller Subsidiaries is obligated under any contract, covenant or other agreement or commitment of any nature, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or consultant’s best efforts to promote the interests of Seller and the Seller Subsidiaries or that would conflict with the business of Seller as presently conducted or proposed to be conducted. Neither Seller nor any of the Seller Subsidiaries has entered into any agreement to indemnify any other person, including but not limited to any employee or consultant of Seller or any of the Seller Subsidiaries, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders, customer agreements, reseller agreements or distribution agreements, arising in the ordinary course of business. All current employees and consultants and, to the knowledge of Seller, all former employees and consultants whose employment with Seller was terminated after July 1, 2002, of any of Seller or any of the Seller Subsidiaries have signed valid and enforceable written assignments to Seller or the Seller Subsidiaries of any and all rights or claims in any intellectual property that any such employee or consultant has or may have by reason of any contribution, participation or other role in the development, conception, creation, reduction to practice or authorship of any invention, innovation, development or work of authorship or any other intellectual property that is used in the business of Seller, and Seller and the Seller Subsidiaries possess signed copies of all such written assignments by such employees and consultants. With respect to assignments of patents or application for patents, Seller and the Seller Subsidiaries possess signed copies of assignments from the inventors of the intellectual property covered by the patents and applications.

3.18    Taxes.

(a)    For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations imposed by law for the Taxes of another person, including under Treasury Regulations Section 1.1502-6 and analogous provisions of foreign, state and local law, and including any liability for taxes of a predecessor entity. For purposes of this Agreement, “Tax Return” or “Tax Returns” refers to all federal, state and local and foreign returns, schedules, estimates, information statements and reports relating to Taxes.

(b)    Seller and each of the Seller Subsidiaries have filed all material Tax Returns required to be filed by them, and all such Tax Returns are true, correct, and complete except with respect to immaterial items. Seller and each of the Seller Subsidiaries have paid (or Seller has paid on behalf of each of the Seller Subsidiaries) all Taxes due and payable as shown on such Tax Returns. True and correct copies of all Tax Returns filed by Seller and the Seller Subsidiaries for the period beginning October 1, 1998 through the date hereof have been provided to Buyer. The most recent financial statements contained in the Seller SEC Reports reflect an adequate reserve (which reserves were established in accordance with GAAP) for the payment of all Taxes of Seller and the Seller Subsidiaries, accrued through the date of such financial statements. No deficiencies for any Taxes have been proposed, asserted or assessed against Seller or any of the Seller Subsidiaries, other than deficiencies that are reflected by reserves maintained in accordance with GAAP and are being contested in good faith and by appropriate procedures.

(c)    None of Seller and the Seller Subsidiaries (i) has received any notice that it is being audited by any taxing authority; (ii) has granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (iii) has granted to any person a power of attorney with respect to Taxes, which power of attorney will be in effect as of or following the Closing; (iv) has received an inquiry regarding the filing of Tax Returns from a jurisdiction where it is not presently filing Tax Returns; or (v) has availed itself of any Tax amnesty or similar relief in any taxing jurisdiction.

(d)    None of Seller and the Seller Subsidiaries has assumed liability for the Taxes of another Person under any contract, agreement or arrangement.

(e)    There is no lien for Taxes on any of the assets of Seller or any of the Seller Subsidiaries, except for inchoate liens for Taxes not yet due and payable.

(f)    There is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor of Seller or any Seller Subsidiary that, considered individually or collectively with any other such agreement, plan, arrangement, or contract, will, or could reasonably be expected to, give rise to the payment of any amount that would not be deductible under Section 280G or 162(m) of the Code (or any comparable provision of state or local law).

(g)    Seller and each of the Seller Subsidiaries have properly withheld on all amounts paid to consultants or employees, or to persons located outside the United States.

(h)    Seller has not been a party to a transaction intended to qualify under Section 355 of the Code (whether as distributing or distributed company) within the last five years and has paid over all such amounts to the appropriate tax authorities.

(i)    Neither Seller nor any of its Subsidiaries is or has been a member of an affiliated group of corporations filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined or unitary income tax return under comparable provisions of state, local or foreign tax law) other than a group the common parent of which is or was Seller.

3.19    Employee Benefit Plans; ERISA.

(a)    Schedule 3.19(a) of the Seller Disclosure Statement lists all “employee pension benefit plans” as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (“Pension Plans”), “welfare benefit plans” as defined in Section 3(1) of ERISA (“Welfare Plans”), or stock bonus, stock option, restricted stock, stock appreciation right, stock purchase, bonus, incentive, deferred compensation, severance, holiday, or vacation plans, or any other employee benefit plan, program, policy or arrangement covering employees (or former employees) employed in the United States that either is maintained or contributed to by Seller or any of the Seller Subsidiaries or any of their Seller ERISA Affiliates (as hereinafter defined) or to which Seller or any of the Seller Subsidiaries or any of their Seller ERISA Affiliates is obligated to make payments or otherwise may have any liability (collectively, the “Seller Employee Benefit Plans”) with respect to employees or former employees of Seller, the Seller Subsidiaries, or any of their ERISA Affiliates. For purposes of this Agreement, “Seller ERISA Affiliate” shall mean any person (as defined in Section 3(9) of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code, including without limitation Seller or any of the Seller Subsidiaries.

(b)    Seller and each of the Seller Subsidiaries, and each of the Seller Employee Benefit Plans, are in compliance with the applicable provisions of ERISA, the Code and other applicable laws, except where the failure to comply has not had, or could not reasonably be expected to have, individually or in the aggregate a Seller Material Adverse Effect.

(c)    All contributions to, and payments from, the Pension Plans which are required to have been made in accordance with the Pension Plans have been timely made, except where the failure to make such contributions or payments on a timely basis has not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(d)    To the knowledge of Seller, all of Seller’s Pension Plans and Seller’s Subsidiaries’ Pension Plans intended to qualify under Section 401 of the Code so qualify, and no event has occurred and no condition exists with respect to the form or operation of such Pension Plans which would cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code, except for such operational failures as have not had, or could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(e)    To the knowledge of Seller, there are no (i) investigations pending by any governmental entity involving the Seller Employee Benefit Plans, nor (ii) pending or threatened claims (other than routine claims for benefits), suits or proceedings against any Seller Employee Benefit Plans, against the assets of any of the trusts under any Seller Employee Benefit Plans or against any fiduciary of any Seller Employee Benefit Plans with respect to the operation of such plan or asserting any rights or claims to benefits under any Seller Employee Benefit Plans or against the assets of any trust under such plan, except for those which would not, individually or in the aggregate, give rise to any liability which has had, or could reasonably be expected to have, a Seller Material Adverse Effect. To the knowledge of Seller, there are no facts which would give rise to any liability under this Section 3.19(e) except for those which would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect in the event of any such investigation, claim, suit or proceeding.

(f)    None of Seller, any of the Seller Subsidiaries nor any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the Pension Plans or Welfare Plans, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) other than such transactions that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(g)    None of Seller, any of the Seller Subsidiaries, or any of their Seller ERISA Affiliates maintain or contribute to, nor have they ever maintained or contributed to, any pension plan subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(h)    Neither Seller nor any Subsidiary of Seller nor any Seller ERISA Affiliate has incurred any material liability under Title IV of ERISA that has not been satisfied in full.

(i)    Neither Seller, any of the Seller Subsidiaries nor any of their Buyer ERISA Affiliates has any material liability (including any contingent liability under Section 4204 of ERISA) with respect to any multiemployer plan, within the meaning of Section 3(37) of ERISA.

(j)    With respect to each of the Seller Employee Benefit Plans, true, correct and complete copies of the following documents have been made available to Buyer: (i) the plan document and any related trust agreement, including amendments thereto, (ii) any current summary plan descriptions and other material communications to participants relating to the Seller Employee Benefit Plans, (iii) the three most recent Forms 5500, if applicable, and (iv) the most recent United States Internal Revenue Service (“IRS”) determination letter, if applicable.

(k)    None of the Welfare Plans maintained by Seller or any of the Seller Subsidiaries provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, or except at the expense of the participant or the participant’s beneficiary. Seller and each of the Seller Subsidiaries which maintain a “group health plan” within the meaning of Section 5000(b)(1) of the Code have complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(l)    No liability under any Pension Benefit Plan or Welfare Plan has been funded nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which Seller or any of the Seller Subsidiaries has received notice that such insurance company is in rehabilitation or a comparable proceeding.

(m)    The consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable to or in respect of any employee of Seller or any of the Seller Subsidiaries.

(n)    Schedule 3.19(n) of the Seller Disclosure Statement lists each Seller Foreign Plan (as hereinafter defined). For purposes hereof, the term “Seller Foreign Plan” shall mean any material plan, program, policy, arrangement or agreement maintained or contributed to by, or entered into with, Seller or any Subsidiary with respect to employees (or former employees) employed outside the United States to the extent the benefits provided thereunder are not mandated by the laws of the applicable foreign jurisdiction.

3.20    Environmental Matters.

(a)    Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have a Seller Material Adverse Effect, no underground storage tanks and no amount of any substance that has been designated by any Government Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws which term shall not include office and janitorial supplies (insofar as they are stored or used in the ordinary course of business) (a “Hazardous Material”), are present, as a result of the actions of Seller or any of the Seller Subsidiaries or, to the knowledge of Seller, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Seller or any of the Seller Subsidiaries has at any time owned, operated, occupied or leased.

(b)    Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have a Seller Material Adverse Effect, neither Seller nor any of the Seller Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Seller or any of the Seller Subsidiaries disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Government Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c)    Seller and the Seller Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Seller Environmental Permits”) necessary for the conduct of Seller’s and the Seller Subsidiaries’ Hazardous Material Activities and other businesses of Seller and the Seller Subsidiaries as such activities and businesses are currently being conducted. To the knowledge of Seller, there are no facts or circumstances indicating that any Seller Environmental Permit will or may be revoked, suspended, canceled or not renewed. All appropriate action in connection with the renewal or extension of any Seller Environmental Permit has been taken.

(d)    No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Seller, threatened concerning any Seller Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Seller or any of the Seller Subsidiaries. Seller does not have knowledge of any fact or circumstance which could involve Seller or any of the Seller Subsidiaries in any environmental litigation reasonably expected to have a Seller Material Adverse Effect. Seller and the Seller Subsidiaries have not received notice, nor to the knowledge of Seller is there a threatened notice, that Seller or the Seller Subsidiaries are responsible, or potentially responsible, for the investigation, remediation, clean-up, or similar action at property presently or formerly used by Seller or any of the Seller Subsidiaries for recycling, disposal, or handling of waste.

3.21    Officer’s Certificate as to Tax Matters.    Seller does not have knowledge of any reason why the Merger will fail to qualify as a reorganization under the provisions of Section 368(a) of the Code. Seller knows of no reason why it will be unable to deliver to Heller Ehrman White & McAuliffe LLP and Orrick, Herrington & Sutcliffe LLP prior to (i) the filing of the Registration Statement (as hereinafter defined) and (ii) the Closing, an Officer’s Certificate in form sufficient to enable each such counsel to render the opinions required by Section 6.5.

3.22    Affiliates.    Schedule 3.22 to the Seller Disclosure Statement identifies all persons who to the knowledge of Seller may be deemed to be “affiliates” of Seller for purposes of Rule 145 under the Securities Act (“Affiliates”).

3.23    Finders or Brokers.    Except for Updata Capital, Inc., whose fees are listed on Schedule 3.23 of Seller Disclosure Statement, neither Seller nor any of the Seller Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission the receipt of which is conditioned upon consummation of the Merger.

3.24    Registration Statement; Joint Proxy Statement/Prospectus.    The information supplied by Seller for inclusion or incorporation by reference in the Registration Statement on Form S-4 registering the Buyer Common Stock to be issued in the Merger (the “Registration Statement”) as it relates to Seller, at the time the Registration Statement is declared effective by the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Seller for inclusion in the proxy statement/prospectus to be sent to the shareholders of Seller in connection with the Seller Special Meeting (such proxy statement/prospectus, as amended and supplemented, is referred to herein as the “Proxy Statement/Prospectus”), at the date the Proxy Statement/Prospectus is first mailed to shareholders, at the time of the Seller Special Meeting and at the Effective Time will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to Seller or any of the Seller Subsidiaries shall occur which is required to be described in the Proxy Statement/Prospectus, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of Seller.

3.25    Title to Property.    Seller and the Seller Subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Seller Balance Sheet or acquired after the Reference Date, and have valid leasehold interests in all leased properties and assets, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) liens for current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt reflected on the Seller Balance Sheet, (iv) liens recorded pursuant to any Environmental Law or (v) liens or failures to have good and valid title which have not had, or could not reasonably be expected to have, individually or in the aggregate a Seller Material Adverse Effect. Schedule 3.25 of the Seller Disclosure Statement identifies each parcel of real property owned or leased by Seller or any of the Seller Subsidiaries.

3.26    No Existing Discussions.    As of the date hereof, neither Seller nor any of its representatives is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal (as defined in Section 5.2).

3.27    Material Misstatements or Omissions.    Except as disclosed in Seller’s risk factors contained in Seller’s Form 10-K for the fiscal year ended September 30, 2002, no representations or warranties by the Seller in this Agreement (including all schedules, certificates and exhibits hereto) contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements or facts contained therein not misleading. In addition, the other document, written information, statement, certificate or schedule heretofore or hereinafter furnished by the Seller to Buyer or Merger Sub in connection with the transactions contemplated by this Agreement, or mailed or delivered to shareholders of the Seller in connection with soliciting the approval of the adoption of this Agreement by the shareholders of the Seller, taken as a whole do not contain or will not contain any untrue statement of a material fact, or do not omit or will not at the Effective Time omit to state any material fact necessary to make the statements or facts contained therein not misleading.

3.28    Subscription Renewal.

For the quarter ended June 30, 2003, the rate at which subscribers renewed their subscriptions (on a dollar basis) exceeded 90% of expiring contract amounts.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub make to Seller the representations and warranties contained in this Article IV, in each case subject to the exceptions set forth in the disclosure statement, dated as of the date hereof, delivered by Buyer to Seller at least forty-eight (48) hours prior to the execution of this Agreement (the “Buyer Disclosure Statement”). The Buyer Disclosure Statement shall be arranged in schedules corresponding to the numbered and lettered Sections of this Article IV, and the disclosure in any schedule of the Buyer Disclosure Statement shall qualify only the corresponding Section of this Article IV.

4.1    Organization, Etc.

(a)    Each of Buyer and its Subsidiaries, all of which are listed on Schedule 4.1(b) of the Buyer Disclosure Statement (the “Buyer Subsidiaries”), and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority or qualification has not had, or could not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer and each Buyer Subsidiary are duly qualified as a foreign Person to do business, and are each in good standing, in each jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing has not had, or could not reasonably be expected to have, individually and in the aggregate, a Buyer Material Adverse Effect.

For the purposes of this Agreement, “Buyer Material Adverse Effect” means a material adverse effect on (i) the business, financial condition, results of operations or assets and liabilities, taken as a whole, of Buyer, including the Buyer Subsidiaries, or (ii) the ability of Buyer to consummate the Merger or any of the material transactions contemplated by the Agreement or to perform any of its material obligations under the Agreement before the Effective Time. Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Buyer Material Adverse Effect: (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the computer security industry generally, which does not disproportionately affect Buyer; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger.

(b)    Neither Buyer, the Buyer Subsidiaries or Merger Sub is in violation of any provision of its certificate of incorporation, bylaws or other charter documents. Schedule 4.1(b) of the Buyer Disclosure Statement sets forth (i) the full name of each Buyer Subsidiary and any other entity in which Buyer has a significant equity interest, its capitalization and the ownership interest of Buyer and each other Person (if any) therein, (ii) the jurisdiction in which each such Buyer Subsidiary is organized, (iii) each jurisdiction in which Buyer and each of the Buyer Subsidiaries is qualified to do business as a foreign Person, and (iv) the names of the current directors and officers of Buyer and of each Buyer Subsidiary. Buyer has made available to Seller accurate and complete copies of the certificate of incorporation, bylaws and any other charter documents, as currently in effect, of Buyer and each of the Buyer Subsidiaries.

4.2    Authority Relative to This Agreement.    Each of Buyer and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery of the Agreement, and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the board of directors of each of Buyer and Merger Sub and no other corporate proceedings on the part of either Buyer or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby. The Agreement has been duly and validly executed and delivered by each of Buyer and Merger Sub and, assuming due authorization, execution and delivery by Seller, constitutes a valid and binding agreement of each of Buyer and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

4.3    No Violations, Etc.    No filing with or notification to, and no permit, authorization, consent or approval of, any Government Entity is necessary on the part of either Buyer or Merger Sub for the consummation by Buyer or Merger Sub of the Merger or the other transactions contemplated hereby, except (i) for the filing of the Articles of Merger as required by Washington Law, (ii) for the filing with the SEC of, and the effectiveness of, the Registration Statement, (iii) for compliance with the applicable requirements of the Exchange Act, state securities or “blue sky” laws, state takeover laws and the listing requirements of Nasdaq, or (iv) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval has not had, or could not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Neither the execution and delivery of the Agreement, nor the consummation of the Merger or the other transactions contemplated hereby, nor compliance by Buyer and Merger Sub with all of the provisions hereof and thereof will, (i) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws or other charter documents of Buyer or any Buyer Subsidiary, (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or any Buyer Subsidiary, or by which any of their properties or assets may be bound, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any Buyer Contract (as defined below), except in the case of clauses (ii) or (iii), for any violation, breach or default that has not had, or could not reasonably be expected to have, a Buyer Material Adverse Effect.

4.4    Board Approval; No Stockholder Approval Required.    The boards of directors of Buyer and Merger Sub have approved this Agreement and the Merger. The stockholders of Buyer are not required to adopt this Agreement. Buyer, as the sole shareholder of Merger Sub, shall adopt this Agreement immediately after the execution and delivery of this Agreement by the parties hereto.

4.5    Capitalization.

(a)    The authorized capital stock of Buyer consists of 50,000,000 shares of Buyer Common Stock and 2,000,000 shares of Preferred Stock, $0.01 par value (“Buyer Preferred Stock”). As of July 24, 2003, there were (i) 32,135,963 shares of Buyer Common Stock outstanding, (ii) no shares of Buyer Series Preferred Stock, outstanding, and (iii) no treasury shares. The authorized capital stock of Merger Sub consists of 1000 shares of Merger Sub Common Stock, $0.01 par value. As of the date hereof, there were (i) 1000 shares of Merger Sub Common Stock outstanding, all of which are held of record and beneficially by Buyer and (ii) no treasury shares. Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities, except as necessary for such purpose.

(b)    Except for the stock options of Buyer outstanding immediately prior to the Effective Time under the Buyer Stock Plans (as defined below) (the “Buyer Options”), there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of Buyer, or obligating Buyer to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call, right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment. For purposes of this Agreement, “Buyer Stock Plans” means the Amended and Restated 1995 Omnibus Stock Plan, 2002 Stock Option Plan and Buyer Purchase Plan. For purposes of this Agreement, “to the knowledge of Buyer,” or words of similar import, shall mean the actual knowledge of executive officers and directors of Buyer and such other persons set forth on Schedule 4.5(b) of the Buyer Disclosure Statement.

4.6    SEC Filings.    Buyer has filed with the SEC all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents filed after January 1, 2000 are referred to herein as the “Buyer SEC Reports”). All of the Buyer SEC Reports complied as to form, when filed, in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Accurate and complete copies of the Buyer SEC reports have been made available (including via EDGAR) to Seller. As of their respective dates the Buyer SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Buyer and except as disclosed in Buyer SEC Reports, since October 1, 2000, each director and executive officer of Buyer and each such persons’ affiliates have complied with all filing requirements under Section 13 and Section 16(a) of the Exchange Act.

4.7    Compliance with Laws.    Neither Buyer nor any Buyer Subsidiary has violated or failed to comply with any statute, law, ordinance, rule or regulation (including, without limitation, relating to the export or import of goods or technology) of any foreign, federal, state or local government or any other governmental department or agency, except where any such violations or failures to comply have not had, or could not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer, the Buyer Subsidiaries and Merger Sub have all permits, licenses and franchises from governmental agencies required to conduct their businesses as now being conducted and as proposed to be conducted, except for those the absence of which has not had, or could not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

4.8    Financial Statements.    Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Buyer SEC Reports and each of the Buyer Interim Financial Statements (the “Buyer Financial Statements”), (x) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (y) fairly presented the consolidated financial position of Buyer and the Buyer Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Buyer, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The interim financial statements as of and for the quarter ended March 31, 2003, provided to the Seller prior to the date hereof, are herein referred to as the “Buyer Interim Financial Statements” and the balance sheet of Buyer as of the Reference Date is herein referred to as the “Buyer Balance Sheet.”

4.9    Absence of Undisclosed Liabilities.    Neither Buyer, nor any of the Buyer Subsidiaries or the entities listed on Schedule 4.1(b) has any liabilities (absolute, accrued, contingent or otherwise) other than (i) liabilities included in the Buyer Balance Sheet and the related notes to the financial statements, (ii) normal or recurring liabilities incurred since March 31, 2003 in the ordinary course of business consistent with past practice, which, individually or in the aggregate, are not or would not be reasonably likely to have, a Buyer Material Adverse Effect, and (iii) liabilities under this Agreement.

4.10    Absence of Changes or Events.    Except as contemplated by this Agreement, since March 31, 2003, no state of facts, change, event or effect that has had or could reasonably be expected to have a Buyer Material Adverse Effect has occurred and, in addition, Buyer, the Buyer Subsidiaries and the entities listed on Schedule 3.1(b) have not, directly or indirectly:

(a)    instituted any material change in accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC and disclosed in the notes to the Buyer Financial Statements;

(b)    sold, transferred, leased, licensed, pledged, mortgaged, encumbered, or otherwise disposed of, or agreed to sell, transfer, lease, license, pledge, mortgage, encumber, or otherwise dispose of, any material properties (including intangibles, real, personal or mixed);

(c)    amended its articles of incorporation, bylaws, or any other charter document, or effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction; or

(d)    agreed to do any of the things described in the preceding clauses (a) through (c) other than as expressly contemplated or provided for in this Agreement.

4.11    Litigation.

(a)    There is no Action pending and, to the knowledge of Buyer, there is not any private or governmental investigation, or any of the foregoing threatened against Buyer, any of the Buyer Subsidiaries, or any of their respective officers and directors (in their capacities as such), or involving any of their assets, before any court, or governmental or regulatory authority or body, or arbitration tribunal, except for those Actions which, individually or in the aggregate, have not had, or could not reasonably be expected to have, a Buyer Material Adverse Effect. There is no Action pending or, to the knowledge of Buyer, threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, alter or delay the transactions anticipated by this Agreement.

(b)    There is no outstanding judgment, order, writ, injunction or decree of any court, governmental or regulatory authority, body, or agency or arbitration tribunal in a proceeding to which Buyer, any Buyer Subsidiary, or any of their assets is or was a party, or by which Buyer, any Buyer Subsidiary, or any of their assets is bound.

4.12    Contracts and Commitments.

(a)    Except as filed as an exhibit to Buyer’s SEC Reports, and except as contemplated by this Agreement, neither Buyer, nor the Buyer Subsidiaries, nor the entities listed on Schedule 3.1(b) is a party to or bound by any oral or written contract, obligation or commitment that is required to be filed as an exhibit to a periodic report under the Exchange Act (or will be required to be filed with the Buyer’s next quarterly report on Form 10-Q), as provided by Rule 601 of Regulation S-K promulgated under the Exchange Act. Each contract, agreement or commitment filed as an exhibit to the Buyer’s SEC Reports or required to be filed, as described in this Section 4.12 is referred to herein as a “Buyer Contract.”

(b)    Neither Buyer nor any of the Buyer Subsidiaries, nor to the knowledge of Buyer any other party to a Buyer Contract, has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under (nor does there exist any condition under which, with the passage of time or the giving of notice, or both, could reasonably be expected to cause such a breach, violation or default under) any Buyer Contract, other than any breaches, violations or defaults which have not had, or could not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(c)    Each Buyer Contract is a valid, binding and enforceable obligation of Buyer and to the knowledge of Buyer, of the other party or parties thereto, in accordance with its terms, and in full force and effect, except where the failure to be valid, binding, enforceable and in full force and effect has not had, or could not reasonably be expected to have, a Buyer Material Adverse Effect and to the extent enforcement may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights governing or by general principles of equity.

(d)    An accurate and complete copy of each Buyer Contract has been made available (including via EDGAR) to Buyer.

4.13    Intellectual Property Rights.

(a)    To the knowledge of Buyer, Buyer and the Buyer Subsidiaries own or have the right to use all intellectual property used to conduct their respective businesses (such intellectual property and the rights thereto are collectively referred to herein as the “Buyer IP Rights”), except where the failure so to own or have the right to use has not had, or could not reasonably be expected to have, a Buyer Material Adverse Effect.

(b)    Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Buyer or any of the Buyer Subsidiaries (i) violates in any material respect any license or agreement between Buyer or any of the Buyer Subsidiaries and any third party or (ii) to the knowledge of Buyer, infringes in any material respect any patents or other intellectual property rights of any other party; and there is no pending or, to the knowledge of Buyer, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Buyer IP Rights, or asserting that any Buyer IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any Buyer products, conflicts or will conflict with the rights of any other party.

4.14    Officer’s Certificate as to Tax Matters.    Buyer does not have knowledge of any reason why the Merger will fail to qualify as a reorganization under the provisions of Section 368(a) of the Code. Buyer knows of no reason why it will be unable to deliver to Heller Ehrman White & McAuliffe LLP and Orrick, Herrington & Sutcliffe LLP prior to (i) the filing of Registration Statement and (ii) the Closing an Officer’s Certificate in form sufficient to enable each such counsel to render the opinions required by Section 6.4.

4.15    Registration Statement; Proxy Statement/Prospectus.    The information supplied by Buyer for inclusion or incorporation by reference in the Registration Statement as it relates to Buyer, at the time the Registration Statement is declared effective by the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Buyer for inclusion in the Proxy Statement/Prospectus to be sent to the shareholders of Seller in connection with the Seller Special Meeting, at the date the Proxy Statement/Prospectus is first mailed to shareholders, at the time of the Seller Special Meeting and at the Effective Time will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to Buyer or any of the Buyer Subsidiaries shall occur which is required to be described in the Proxy Statement/Prospectus, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of Seller.

ARTICLE V

COVENANTS

5.1    Conduct of Seller Business During Interim Period.    During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, each of Seller and the Seller Subsidiaries, except as contemplated or required by this Agreement or as expressly consented to in writing by the Buyer, will (i) conduct its operations according to its ordinary and usual course of business and consistent with past practices, (ii) use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it, and (iii) not take any action which would adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement and except as set forth on Schedule 5.1 of the Seller Disclosure Statement, prior to the earlier of the termination of this Agreement or Effective Time Seller will not, and will not permit its Subsidiaries, without the prior written consent of the Buyer, directly or indirectly, do any of the following:

(a)    enter into, violate, extend, amend or otherwise modify or waive any of the material terms of (i) any joint venture, license, or agreement relating to the joint development or transfer of technology or Seller IP Rights or (ii) except in the ordinary course of business and consistent with past practice, any other Seller Contracts.

(b)    except pursuant to agreements outstanding on the date hereof, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(c)    grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other, or adopt any new severance plan;

(d)    declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e)    repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan existing on the date hereof;

(f)    cause, permit or propose any amendments to the articles of incorporation or Bylaws of Buyer (or similar governing instruments of any Seller Subsidiaries);

(g)    sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Seller, except in the ordinary course of business consistent with past practice;

(h)    incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Seller, as the case may be, or guarantee any debt securities of others;

(i)    adopt or amend any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

(j)    pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims liabilities or obligations in the ordinary course of business;

(k)    split, combine or reclassify any shares of its capital stock;

(l)    except as permitted by Section 5.5(c) of this Agreement authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other person with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, any material change in capitalization, or any partnership, association or joint venture;

(m)    fail to renew any insurance policy naming it as a beneficiary or a loss payee, or take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered, except in the ordinary course of business and consistent with past practice and following written notice to the other party;

(n)    maintain its books and records in a manner other than in the ordinary course of business and consistent with past practice;

(o)    enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

(p)    institute any change in its accounting methods, principles or practices other than as required by GAAP, or the rules and regulations promulgated by the SEC, or revalue any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivables;

(q)    in respect of any Taxes, make or change any material election, change any accounting method, enter into any closing agreement, settle any material claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment except as required by applicable law;

(r)    suspend, terminate or otherwise discontinue any planned or ongoing material research and development activities, programs or other such activities other than in the ordinary course of business and consistent with past practice;

(s)    issue any capital stock or other options, warrants or other rights to purchase or acquire capital stock, except for the customary grant of stock options in accordance with past practice, the issuance of Seller Common Stock upon exercise of stock options granted prior to the date hereof under the Seller Stock Plans or upon exercise of the Seller Warrants, and the issuance of Seller Common Stock pursuant to the Seller Purchase Plan;

(t)    take any action to render inapplicable, or to exempt any third party from, (i) the provisions of Chapter 23B.19 of Washington Law or (ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares; or

(u)    take or agree to take any action which could reasonably be expected to result in any condition contained in Section 7.2 of this Agreement not being satisfied immediately prior to the Effective Time.

5.2    Conduct of Buyer Business During Interim Period.    During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, each of Buyer and the Buyer Subsidiaries, except as contemplated or required by this Agreement or as expressly consented to in writing by the Buyer, (i) will conduct its operations according to its ordinary and usual course of business and consistent with past practices and (ii) not take any action which would adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the earlier of the termination of this Agreement or Effective Time, Buyer will not, and will not permit its Subsidiaries to, without the prior written consent of the Seller, directly or indirectly, do any of the following:

(a)    cause, permit or propose any amendments to the certificate of incorporation or Bylaws of Buyer or Merger Sub (or similar governing instruments of any Subsidiaries);

(b)    declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(c)    sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Buyer, except in the ordinary course of business consistent with past practice; or

(d)    take or agree to take any action which could reasonably be expected to, result in any condition contained in Section 7.1 of this Agreement not being satisfied immediately prior to the Effective Time.

5.3    No Solicitation.    From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VIII, Seller and the Seller Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement, directly or indirectly, of any proposal that constitutes or is reasonably likely to lead to any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as hereinafter defined); provided however, that this Section 5.3 shall not prohibit Seller from contacting any Person that has made an unsolicited Acquisition Proposal (that is not withdrawn) (a “Potential Acquiror”) for the sole purpose of clarifying such proposal and any material contingencies and the capability of consummation; provided further, however, that this Section 5.3 shall not prohibit Seller from furnishing information to, or entering into discussions or negotiations with, any Potential Acquiror if (A) neither Seller nor the Seller Subsidiaries nor any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them and acting on their behalf shall have breached or taken any action inconsistent with any of the provisions set forth in this Section 5.3, (B) Seller’s board of directors is advised by its financial advisor that the Potential Acquiror submitting such Acquisition Proposal has the financial wherewithal to be reasonably capable of consummating such an Acquisition Proposal, and the board determines in good faith (x) after receiving advice from its financial advisor, that such Acquisition Proposal is or is reasonably likely to result in a Seller Superior Offer (as hereafter defined), and (y) based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or approve an Acquisition Proposal would violate the board’s fiduciary duties under applicable law; (C) at least three (3) business days prior to furnishing any such nonpublic information to, or entering into discussions with a Potential Acquiror, Seller gives Buyer written notice of the identity of such Potential Acquiror and of Seller’s intention to furnish nonpublic information to, or enter into discussions with, such Potential Acquiror; (D) Seller receives from such Potential Acquiror an executed confidentiality, standstill and nonsolicitation agreement containing provisions at least as favorable to Seller as the confidentiality, standstill and nonsolicitation provisions of the Confidentiality Agreement (as defined in Section 5.3); and (E) at least three (3) business days prior to furnishing any such nonpublic information to such Potential Acquiror, Seller furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by Seller to Buyer).

For purposes of this Agreement, “Acquisition Proposal” with respect to an entity shall mean any offer or proposal (other than an offer or proposal by the other party) relating to any Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean any transaction or series of related transactions involving: (A) any purchase from the entity or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the entity or of any Subsidiary or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the entity or of any Subsidiary or any merger, consolidation, business combination or similar transaction involving the entity; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license

(other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of the entity; or (C) any liquidation or dissolution of the entity.

In addition to the obligations of Seller set forth in this Section 5.3, Seller shall promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that Seller reasonably believes could lead to an Acquisition Proposal) advise Buyer orally and in writing of any Acquisition Proposal or any request for nonpublic information or inquiry which Seller reasonably believes would lead to an Acquisition Proposal or to any Acquisition Transaction, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry. Seller will keep Buyer informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry made after the date hereof.

5.4    Access to Information.    From the date of this Agreement until the Effective Time, each of Buyer and Seller will afford to the other party and its authorized representatives (including counsel, financial advisors, consultants, accountants, auditors and agents) reasonable access during normal business hours and upon reasonable notice to all of its facilities, personnel and operations and to all of its and its Subsidiaries books and records, will permit the other party and its authorized representatives to conduct inspections as they may reasonably request and will instruct its officers and those of its Subsidiaries to furnish the other party with such financial and operating data and other information with respect to its business and properties as the other party may from time to time reasonably request, subject to the restrictions set forth in the Confidentiality Agreement, dated as of February 12, 2003 between Buyer and Seller (the “Confidentiality Agreement”). Buyer and Seller agree that each of them will treat any such information in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

5.5    Special Meeting; Registration Statement; Board Recommendations.

(a)    Promptly after the date hereof, Seller will take all action necessary in accordance with Washington Law and its articles of incorporation and bylaws to convene a meeting of Seller’s shareholders to consider adoption and approval of this Agreement and approval of the Merger (the “Seller Special Meeting”) to be held as promptly as possible, and in any event (to the extent permissible under applicable law) within 40 days after the declaration of effectiveness of the Registration Statement. Subject to Section 5.5(e), Seller will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by Washington Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Seller may adjourn or postpone the Seller Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Seller’s shareholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Seller Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Seller Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Seller Special Meeting. Seller shall ensure that the Seller Special Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Seller in connection with the Seller Special Meeting are solicited in compliance with the Washington Law and the Exchange Act, Seller’s articles of incorporation and bylaws and all other applicable legal requirements.

(b)    Subject to Section 5.5(c): (i) the board of directors of Seller shall recommend that Seller’s shareholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Seller Special Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of Seller has recommended that Seller’s shareholders vote in favor of and adopt and approve this Agreement and the Merger at the Seller Special Meeting; and (iii) neither the board of directors of Seller nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Buyer, the recommendation of the board of directors of Seller that Seller’s shareholders vote in favor of and adopt and approve this Agreement and the Merger.

(c)    If prior to the Effective Time the board of directors of Seller determines in good faith, after consultation with its financial and legal advisors, that any Acquisition Proposal constitutes a Seller Superior Offer and the board of directors of Seller believes in its good faith judgment, after receiving advice of its outside legal counsel that failing to take such action with respect to the Seller Superior Offer would constitute a breach of its fiduciary duties under applicable law, nothing in this Agreement shall prevent the board of directors of Seller from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger; provided, that (i) a Seller Superior Offer is made to Seller and is not withdrawn, (ii) Seller shall have provided written notice to Buyer (a “Seller Notice of Superior Offer”) advising Buyer that Seller has received a Seller Superior Offer, specifying the material terms and conditions of such Seller Superior Offer and identifying the person or entity making such Superior Offer, (iii) Buyer shall not have, within three (3) business days of Buyer’s receipt of the Seller Notice of Superior Offer, made an offer that Seller board of directors by a majority vote determines in its good faith judgment (after consultation with its financial advisor) to be at least as favorable to Seller’s shareholders as such Seller Superior Offer (it being agreed that the Seller board of directors shall convene a meeting to consider any such offer by Buyer promptly following the receipt thereof). Seller shall provide Buyer with at least three (3) business days prior notice of any meeting of Seller’s board of directors at which Seller’s board of directors is reasonably expected to consider any Acquisition Transaction. For purposes of this Agreement “Seller Superior Offer” shall mean an unsolicited, bona fide written offer or proposal made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving Seller pursuant to which the shareholders of Seller immediately preceding such transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction, (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a merger involving Seller), directly or indirectly, of ownership of 51% of the then outstanding shares of capital stock of Seller, or (iii) any sale, transfer or disposition of all or substantially all of the assets of Seller, on terms that the board of directors of Seller determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to its shareholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a “Seller Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of Seller’s board of directors (after consultation with its financial advisor) to be obtained by such third party on a timely basis.

(d)    Nothing contained in this Agreement shall prohibit Seller or its board of directors from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

(e)    As promptly as practicable after the execution of this Agreement, Seller and Buyer shall mutually prepare, and Buyer shall file the Registration Statement with the SEC. As promptly as practicable following receipt of SEC comments on such Registration Statement, Buyer and Seller shall mutually prepare a response to such comments. Buyer and Seller shall use all commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Buyer shall also take any action required to be taken under applicable state blue sky or securities laws in connection with Buyer Common Stock to be issued in exchange for the shares of Seller Common Stock. Buyer and Seller shall promptly furnish to each other all information, and take such other actions (including without limitation using all commercially reasonable efforts to provide any required consents of their respective independent auditors), as may reasonably be requested in connection with any action by any of them in connection with the preceding sentences of this Section 5.5(e). Whenever any party learns of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any other filing made pursuant to this Section 5.5(e), Buyer or Seller, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff and/or mailing to shareholders of Seller such amendment or supplement.

5.6    Commercially Reasonable Efforts.

(a)    Subject to the terms and conditions herein provided, Buyer, Merger Sub and Seller shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or appropriate under this Agreement, applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) using commercially reasonable efforts to obtain all necessary governmental and private party consents, approvals or waivers and (ii) using commercially reasonable efforts to lift any legal bar to the Merger. Buyer shall cause Merger Sub to perform all of its obligations under this Agreement.

(b)    Notwithstanding anything to the contrary in this Agreement, neither Buyer, the Surviving Corporation, nor Seller nor any of their Subsidiaries shall be required to (i) divest, hold separate or license any business(es), product line(s) or asset(s), (ii) take any action or accept any limitation that would reasonably be expected to have a Buyer Material Adverse Effect or a Seller Material Adverse Effect, or (iii) agree to any of the foregoing.

5.7    Public Announcements.    Before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated hereby, Buyer, Merger Sub and Seller agree to consult with each other as to its form and substance, and agree not to issue any such press release or general communication to employees or make any public statement prior to obtaining the consent of the other (which shall not be unreasonably withheld or delayed), except to the extent that Buyer, Merger Sub or Seller, as the case may be, is advised by outside counsel that such public statement may be required by applicable law or by the rules and regulations of or listing agreement with Nasdaq, or as may otherwise be required by Nasdaq or the SEC.

5.8    Notification of Certain Matters.    Seller shall give prompt notice to Buyer and Merger Sub, and Buyer and Merger Sub shall give prompt notice to Seller, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any material failure of Seller, Buyer or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (iv) any facts or circumstances arise that could reasonably be expected to result in a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as the case may be.

5.9    Indemnification.

(a)    The Articles of Incorporation and Bylaws of the Surviving Corporation will contain, and Buyer will cause the Surviving Corporation to honor, the provisions with respect to indemnification set forth in the Articles of Incorporation and Bylaws of Seller immediately prior to the Effective Time, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of Seller, unless such modification is required by law.

(b)    Buyer will cause the Surviving Corporation to honor and fulfill the obligations of Seller and Buyer pursuant to any indemnification agreements with Seller’s directors and officers and Buyer’ directors and officers existing at or before the Effective Time.

(c)    For a period of six (6) years after the Effective Time, Buyer will or will cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by the Sellers directors’ and officers’ liability insurance policy (a copy of which has been made available to Buyer) on terms comparable to those now applicable to directors and officers of Seller; provided, however, that in no event will Buyer or the Surviving Corporation be required to expend in excess of 200% of the current annual premium paid by Seller in the aggregate for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Buyer or the Surviving Corporation will purchase a policy with the greatest coverage available for such amount.

5.10    Affiliate Agreements.    Concurrently with the execution and delivery hereof, Seller shall deliver to Buyer a list, reasonably satisfactory to counsel for Buyer, setting forth the names of all Persons who are expected to be, at the Effective Time, in Seller’s reasonable judgment, Affiliates of Seller. Seller shall furnish such information and documents as Buyer may reasonably request for the purpose of reviewing such list. Seller shall use its best efforts to deliver a written agreement in substantially the form of Exhibit C attached hereto (a “Seller Affiliate Agreement”) executed by each Person identified as an Affiliate in the list furnished pursuant to this Section 5.10 within ten (10) days after the execution of this Agreement.

5.11    Stock Exchange Listing.    Prior to the Effective Time, if required by the rules of Nasdaq, Buyer agrees to cause the shares of Buyer Common Stock issuable, and those required to be reserved for issuance in connection with the Merger, to be authorized for listing on Nasdaq, subject to official notice of issuance.

5.12    Resignation of Directors and Officers.    Prior to the Effective Time, Seller shall deliver to Buyer the resignations of such directors and officers of Seller and its Subsidiaries as Buyer shall specify at least ten business days prior to the Closing, effective at the Effective Time.

5.13    Consents of Buyer’ and Seller’s Accountants.    Each of Buyer and Seller shall use commercially reasonable efforts to cause its independent accountants to deliver to Buyer a consent, dated no more than three days prior to the date on which the Registration Statement shall become effective, in form reasonably satisfactory to Buyer and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act.

5.14    Voting Agreements.    Concurrently with the execution hereof, Seller shall deliver to Buyer the Seller Voting Agreements executed by each director and executive officer of Seller identified on Schedule 5.14 of the Seller Disclosure Statement.

5.15    Form S-8.    No later than ten (10) business days after the Effective Time, Buyer shall file with the SEC a Registration Statement, on Form S-8 or other appropriate form under the Securities Act, to register Buyer Common Stock issuable upon exercise of the Buyer Exchange Options following the Effective Time. Buyer shall use commercially reasonable efforts to cause such Registration Statement to remain effective until the exercise or expiration of such options.

5.16    Tax Treatment.    Each of Buyer and Seller shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the opinion of counsel referred to in Section 6.5, including by executing the Officer’s Certificate referred to in Sections 3.21 and 4.14 and delivering such Certificate prior to (i) the filing of the Registration Statement and (ii) the Closing.

5.17    SEC Filings.

(a)    Seller will deliver promptly to Buyer true and complete copies of each report, registration statement or statement mailed by it to its security holders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports, including the consolidated financial statements included therein, and statements (excluding any information therein provided by Buyer or Merger Sub, as to which Seller makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in such reports, (x) shall comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (y) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) shall fairly present the consolidated financial position of Seller and the Seller Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

(b)    Buyer will deliver promptly to Seller true and complete copies of each report, registration statement or statement mailed by it to its security holders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports, including the consolidated financial statements included therein, and statements (excluding any information therein provided by Seller, as to which neither Buyer nor Merger Sub makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in such reports, (x) shall comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (y) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) shall fairly present the consolidated financial position of Buyer and the Buyer Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

5.18    Employee Benefit Matters.

(a)    Buyer and Seller shall cooperate to identify employees of Seller who Buyer believes in its sole discretion are necessary or desirable for Buyer’s proposed operations, and Buyer will offer such employees of Seller employment by Buyer or the Surviving Corporation after the Effective Time. Any such employees who are offered employment by Buyer and who accept such employment with Buyer or the Surviving Corporation are referred to herein as “Continuing Employees.” Buyer shall provide Seller with copies of any offers of employment made by Buyer to employees of Seller prior to the Effective Time.

(b)    Buyer agrees to cause all Continuing Employees to be eligible to participate in the Buyer Stock Plans and health and life insurance plans consistent with the eligibility criteria applied by Buyer to other employees of Buyer. The Continuing Employees shall receive full credit for prior years of service with Seller and parity with Buyer employees with respect to eligibility to participate in all Buyer employee benefit plans, programs and policies. It is the intention of Buyer that all Continuing Employees be provided employee benefits that are no less favorable in the aggregate than the benefits provided to such employees under the Seller Employee Benefit Plans, as in effect immediately prior to the Effective Time. Compensation provided to Continuing Employees shall be determined by Buyer in its sole discretion.

(c)    No later than one week after the Effective Time, Buyer shall pay, or shall cause the Surviving Corporation to pay, to any employee of Seller who is not offered by Buyer, at or prior to such time, a Qualified Position (as defined below) with Buyer or the Surviving Corporation commencing at the Effective Time, severance in the applicable amount set forth on Schedule 5.18 to the Seller Disclosure Statement, as it may be adjusted from time to time pursuant to clause (e) below (the “Determined Severance”).

(d)    If Buyer or the Surviving Corporation, within fifteen months after the Effective Time, terminates the employment of any Continuing Employee or changes the position or duties of any such Continuing Employee such that his or her position is no longer a Qualified Position, Buyer shall, no later than one week after the date of such termination or change, pay to such Continuing Employee the Determined Severance.

(e)    Any employee of Seller who voluntarily terminates his or her employment with Seller prior to the Effective Time and any employee of Seller who is offered a Qualified Position with Buyer or the Surviving Corporation no later than one week after the Effective Time but does not become a Continuing Employee, shall not be paid any severance by Seller, Buyer or the Surviving Corporation in connection with such termination.

(f)    If any employee of Seller terminates his or her employment with Seller prior to the Effective Time, Seller shall be entitled to reallocate the amount of the Determined Severance allocated to such employee on Schedule 5.18 to the Seller Disclosure Statement to such other employees of Seller as Seller shall determine in its sole discretion.

(g)    Buyer shall honor and make all bonus and severance payments described in Section 3.15 to the Seller Disclosure Statement.

(h)    For purposes of this Section 5.18, with respect to any employee of Seller, “Qualified Position” shall mean an employment position with Buyer having substantially similar duties, responsibilities and compensation as the position held by such employee with Seller prior to the Effective Time and which position is located in Seattle, Washington.

5.19    Seller Rights Plan.    Except as expressly required by this Agreement, or as determined by Seller’s board of directors in good faith after consultation with legal counsel to be required in order to comply with its fiduciary duties to Seller’s shareholders under applicable law, Seller shall not, without the prior written consent of Buyer, amend the Seller Rights Plan or take any other action with respect to, or make any determination under the Seller Rights Plan, including a redemption of the rights granted under the Rights Agreement or any action to facilitate an Acquisition Proposal; provided, however, that Seller shall use its commercially reasonable efforts to cause the Seller Rights Plan to be amended, in a manner reasonably satisfactory to Buyer, to provide that the Seller Rights Plan shall terminate immediately prior to the Effective Time.

5.20    Stock Award Matters.    Seller shall, and shall cause the administrator(s) of each of the Seller Stock Plans and Seller Purchase Plan to take any and all actions necessary to cause the options granted under the Seller Stock Plans and purchase rights granted under the Seller Purchase Plan to be treated in accordance with Section 2.2 hereof.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF EACH PARTY

The respective obligations of each party to this Agreement to effect the Merger shall be subject to the fulfillment on or before the Effective Time of each of the following conditions, any one or more of which may be waived in writing by all the parties hereto:

6.1    Registration Statement.    The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

6.2    Seller Shareholder Approval.    The approval of at least at least 66 and  2/3 percent of the outstanding shares of Seller Common Stock for adoption of the Merger Agreement and approval of the Merger shall have been obtained at the Seller Special Meeting or any adjournment or postponement thereof.

6.3    Governmental Clearances.    Other than the filing of the Articles of Merger which shall be accomplished as provided in Section 1.2, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Government Entity the failure of which to obtain or comply with would be reasonably likely to have a Seller Material Adverse Effect or a Buyer Material Adverse Effect shall have been obtained or filed.

6.4    Tax Matters.    Each of Buyer and Merger Sub shall have received an opinion of Heller Ehrman White & McAuliffe LLP, counsel to Buyer and Merger Sub, and Seller shall have received an opinion of Orrick, Herrington & Sutcliffe LLP, counsel to Seller, each such opinion dated as of the Effective Time, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. If counsel to either Buyer or Seller does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion in the required form to such party.

6.5    Statute or Decree.    No writ, order, temporary restraining order, preliminary injunction or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority, which remains in effect, and prohibits the consummation of the Merger or otherwise makes it illegal, nor shall any governmental agency have instituted any action, suit or proceeding which remains pending and which seeks, and which is reasonably likely, to enjoin, restrain or prohibit the consummation of the Merger in accordance with the terms of this Agreement.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF SELLER AND BUYER

7.1    Additional Conditions To The Obligations Of Seller.    The obligations of Seller to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Seller:

(a)    The representations and warranties of Buyer and Merger Sub contained in this Agreement (without regard to any materiality exceptions or provisions therein) shall be true and correct, in all material respects, as of the Effective Time, with the same force and effect as if made at the Effective Time, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not constitute, or could not reasonably be expected to result in, a Buyer Material Adverse Effect.

(b)    Buyer and Merger Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)    Buyer and Merger Sub shall have furnished a certificate or certificates of Buyer and Merger Sub executed on behalf of one or more of their respective officers to evidence compliance with the conditions set forth in Sections 7.1(a) and (b) of this Agreement.

(d)    The Buyer Common Stock issuable in connection with the Merger shall have been authorized for listing on Nasdaq, subject to official notice of issuance, if required by the rules of Nasdaq.

7.2    Additional Conditions To The Obligations Of Buyer And Merger Sub.    The obligations of Buyer and Merger Sub to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Buyer:

(a)    The representations and warranties of Seller, contained in this Agreement shall be true and correct, in all material respects, as of the Effective Time, with the same force and effect as if made at the Effective Time, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not constitute, or could not reasonably be expected to result in a Seller Material Adverse Effect.

(b)    Seller shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)    Seller shall have furnished a certificate of Seller executed by one of its officers to evidence compliance with the conditions set forth in Sections 7.2(a) and (b) of this Agreement.

(d)    Holders of no more than five percent of the Seller Common Stock shall have not voted in favor of the Merger or not consented thereto in writing and shall have delivered prior to the Effective Time timely written notice of such holder’s intent to demand payment as a dissenting shareholder for such shares in accordance with Washington Law.

ARTICLE VIII

TERMINATION

8.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of Seller’s shareholders:

(a)    by mutual written consent duly authorized by the boards of directors of Buyer and Seller;

(b)    by either Seller or Buyer if the Merger shall not have been consummated by December 31, 2003, which date may be extended by mutual consent of the parties hereto, for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c)    by either Seller or Buyer if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby or (ii) a court of competent jurisdiction or other Government Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d)    by Seller or Buyer if the required approval of the shareholders of Seller contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Seller where the failure to obtain Seller shareholder approval shall have been caused by (i) the action or failure to act of Seller and such action or failure to act constitutes a material breach by Seller of this Agreement or (ii) a breach of any Seller Voting Agreement by any party thereto other than Buyer.

(e)    by Buyer (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the shareholders of Seller) if a Seller Triggering Event (as defined below) shall have occurred;

(f)    by Seller, upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue, in either case such that the conditions set forth in Section 7.1(a) or Section 7.1(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Buyer’ representations and warranties or breach by Buyer remains uncured on the date which is twenty (20) business days following written notice of such breach or inaccuracy from Seller to Buyer (it being understood that Seller may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement and remains in breach of this agreement as of the date of such termination); or

(g)    by Buyer, upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of Seller shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Seller’s representations and warranties or breach by Seller remains uncured on the date which is twenty (20) business days following written notice of such breach or inaccuracy from Buyer to Seller (it being understood that Buyer may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement and remains in breach of this agreement as of the date of such termination).

(h)    For the purposes of this Agreement, a “Seller Triggering Event” shall be deemed to have occurred if: (i) the board of directors of Seller shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Buyer its recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) Seller shall have failed to include in the Proxy Statement/Prospectus the recommendation of the board of directors of Seller in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) the board of directors of Seller fails to reaffirm its recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within ten (10) days after Buyer requests in writing that such recommendation be reaffirmed; (iv) the board of directors of Seller or any committee thereof shall have approved or recommended any Acquisition Proposal with respect to Seller; or (v) a tender or exchange offer relating to securities of Seller shall have been commenced by a Person unaffiliated with Buyer and Seller shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Seller recommends rejection of such tender or exchange offer.

8.2    Notice of Termination; Effect of Termination.    Any termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3    Fees and Expenses.

(a)    Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Buyer and Seller shall share equally all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and the Proxy Statement/Prospectus (including any preliminary materials related thereto).

(b)    Payments.

(i)    In the event that this Agreement is terminated by Buyer or Seller, as applicable, pursuant to Section 8.1(e), Seller shall pay Buyer a fee equal to $800,000 (the “Seller Termination Fee”) plus the Buyer Expenses (as hereinafter defined) in immediately available funds.

(ii)    In the event that (A) this Agreement is terminated by Buyer or Seller, as applicable, pursuant to Section 8.1(b) or 8.1(d) and (B) following the date hereof and prior to the termination of this Agreement, a third party has publicly announced an Acquisition Proposal with respect to Seller and within 12 months following the termination of this Agreement, a Seller Acquisition (as hereinafter defined) is consummated or Seller enters into an agreement providing for a Seller Acquisition by such third party, Seller shall pay Buyer the Seller Termination Fee, less any Buyer Expenses previously paid pursuant to Section 8.3(b)(iii) below. Such payment shall be made promptly, but in no event later than two days after the consummation of such Seller Acquisition (regardless of when such consummation occurs if Seller has entered into such an agreement with such third party within such 12-month period) in immediately available funds.

(iii)    In the event that this Agreement is terminated by Buyer or Seller pursuant to Section 8.1(d) and Seller is not required to pay Buyer the Seller Termination Fee as of the time of such termination, Seller shall reimburse Buyer for all documented expenses incurred by Buyer in connection with this Agreement and the transactions contemplated hereby (the “Buyer Expenses”), not to exceed an amount of $350,000 in the aggregate, in immediately available funds not later than ten (10) business days after termination of this Agreement.

(iv)    In the event that this Agreement is terminated by Buyer pursuant to Section 8.1(g) because the condition set forth in Section 7.2(b) is not satisfied, Seller shall not later than ten (10) business days after the date of such termination, reimburse Buyer for the Buyer Expenses, not to exceed an amount of $350,000 in the aggregate, in immediately available funds.

(v)    In the event that this Agreement is terminated by Seller pursuant to Section 8.1(f) because the condition set forth in Section 7.1(b) is not satisfied, Buyer shall not later than ten (10) days after the date of such termination, reimburse Seller for all documented expenses incurred by Seller in connection with this Agreement and the transactions contemplated hereby (the “Seller Expenses”), not to exceed an amount of $350,000 in the aggregate, in immediately available funds.

(vi)    Each of Buyer and Seller acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Buyer or Seller (as applicable, the “Breaching Party”) fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b), and, in order to obtain such payment, the other party (the “Aggrieved Party”) makes a claim that results in a judgment against the Breaching Party for any or all of the amounts set forth in this Section 8.3(b), the Breaching Party shall pay to the Aggrieved Party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made.

For the purposes of this Agreement, “Seller Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller pursuant to which Seller’s shareholders immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by Seller of assets representing in excess of 50% of the aggregate fair market value of Seller’s business immediately prior to such sale or (iii) the acquisition by any Person (including by way of a tender offer or an exchange offer or issuance by Seller), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Seller.

ARTICLE IX

MISCELLANEOUS

9.1    Amendment and Modification.    Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Buyer, Merger Sub and Seller at any time prior to the Effective Time; provided, however, that after approval of this Agreement by the shareholders of Seller, no such amendment or modification shall change the amount or form of the consideration to be received by Seller’s shareholders in the Merger.

9.2    Waiver of Compliance; Consents.    Any failure of Buyer or Merger Sub, on the one hand, or Seller, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Seller (with respect to any failure by Buyer or Merger Sub) or Buyer or Merger Sub (with respect to any failure by Seller), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.2.

9.3    Survival; Investigations.    The respective representations and warranties of Buyer, Merger Sub and Seller contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto and shall not survive the Effective Time.

9.4    Notices.    All notices and other communications hereunder shall be in writing and shall be delivered personally by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered or on the next business day following transmittal if sent by confirmed facsimile. Notices, including oral notices, shall be delivered as follows:

if to Seller, to:	900 Fourth Avenue, Suite 3600
Seattle, WA 98164
Telephone: 206-834-1777
Facsimile: 206-336-2934
Attention: Howard Philip Welt

with a copy to:	Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900
Seattle, WA 98104
Telephone: 206-839-4320
Facsimile: 206-839-4301
Attention: Stephen Graham

if to Buyer, or Merger Sub, to:	4810 Harwood Road
San Jose, CA 95124
Telephone: 408-979-6180
Facsimile: 408-979-6505
Attention: Tim McGurran

with a copy to:	2675 Long Lake Road
St. Paul, MN 55113
Telephone: 651-628-6221
Facsimile: 651-628-2714
Attention: Mary Budge
and
Heller Ehrman White & McAuliffe LLP
275 Middlefield Road
Menlo Park, CA 94025-3506
Telephone: 650 324-7000
Facsimile: 650 324-0638
Attention: Kyle Guse, Esq.

9.5    Assignment; Third Party Beneficiaries.    Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties hereto and, with respect only to Section 5.8, the Indemnified Parties.

9.6    Governing Law.    This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of laws.

9.7    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.8    Severability.    In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties. In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

9.9    Interpretation.    The Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. The word “including” shall be deemed to mean “including without limitation.”

9.10    Entire Agreement.    This Agreement, the Voting Agreements, and the Confidentiality Agreement including the exhibits hereto and the documents and instruments referred to herein (including the Seller Disclosure Statement and the Buyer Disclosure Statement), embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

9.11    Definition of “law”.    When used in this Agreement “law” refers to any applicable law (whether civil, criminal or administrative) including, without limitation, common law, statute, statutory instrument, treaty, regulation, directive, decision, code, order, decree, injunction, resolution or judgment of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, or agency.

9.12    Rules of Construction.    Each party to this Agreement has been represented by counsel during the preparation and execution of this Agreement, and therefore waives any rule of construction that would construe ambiguities against the party drafting the agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Secure Computing Corporation, Merger Sub and N2H2, Inc. have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

SECURE COMPUTING CORPORATION

By:

Tim McGurran President and Chief Operating Officer

NITRO ACQUISITION CORP.

By:

Tim McGurran President

N2H2, INC.

By:

Howard Philip Welt President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

VOTING AGREEMENT

This VOTING AGREEMENT (“Agreement”) is made and entered into as of July 28, 2003 by and between Secure Computing Corporation, a Delaware corporation (“Buyer”), and the person whose name appears on the signature page hereto as a shareholder of N2H2, Inc., a Washington corporation (“Seller”), acting in his capacity as a shareholder of Seller and not in any other capacity (“Shareholder”).

A.    Concurrently with the execution of this Agreement, Seller, Nitro Acquisition Corp., a Washington corporation (“Merger Sub”), and Buyer are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Merger Sub with and into Seller (the “Merger”). Capitalized terms used and not otherwise defined herein, and defined in the Merger Agreement, shall have the respective meanings ascribed to them in the Merger Agreement.

B.    As of the date hereof, Shareholder Beneficially Owns the number of outstanding shares of the Common Stock of Seller (“Seller Common Stock”) set forth on the signature page hereto.

C.    As inducement and a condition to entering into the Merger Agreement, Buyer has required Shareholder to agree, and Shareholder has agreed, to enter into this Agreement.

The parties agree as follows:

1.    Certain Definitions.    For purposes of this Agreement:

(a)    “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

(b)    “Existing Shares” means all issued and outstanding shares of Seller Common Stock owned of record or Beneficially Owned by Shareholder and over which Shareholder has voting control as of the record date for persons entitled (i) to receive notice of, and to vote at, a meeting of the shareholders of Seller called for purposes of voting on the Merger Agreement and the Merger, or (ii) to take action by written consent of the shareholders of Seller with respect to the Merger Agreement and the Merger.

(c)    “Voting Period” means the period commencing on the date of this Agreement and continuing until the termination of this Agreement.

2.    Representations and Warranties of Shareholder.    Shareholder represents and warrants to Buyer as follows:

(a)    On the date hereof, Shareholder Beneficially Owns the outstanding shares of Seller Common Stock set forth on the signature page hereto and holds stock options and warrants to purchase the number of shares of Seller Common Stock set forth on the signature page hereto. On the date hereof, such shares constitute all of the outstanding shares of Seller Common Stock Beneficially Owned by Shareholder and all of the shares of Seller Common Stock subject to stock options or warrants held by Shareholder. On the date hereof, there are no outstanding options or other rights to acquire from Shareholder, or obligations of Shareholder to sell, any shares of Seller Common Stock. Except as permitted by this Agreement, the shares of Seller Common Stock set forth on the signature page hereto are held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges, options, proxies, voting trusts or agreements (“Encumbrances”), except for any such Encumbrances arising hereunder.

(b)    Shareholder has the legal capacity, power and authority to enter into and perform all of Shareholder’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(c)    Except for any applicable filings under federal and state securities laws, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is required to be made or obtained by Shareholder for the execution of this Agreement by Shareholder or compliance by Shareholder with the provisions hereof. Neither the execution and delivery of this Agreement by Shareholder nor the compliance by Shareholder with the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets is bound, or (ii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Shareholder or any of the Existing Shares.

(d)    Shareholder understands and acknowledges that Buyer is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon Shareholder’s concurrent execution and delivery of this Agreement.

3.    Representations And Warranties Of Buyer.    Buyer hereby represents and warrants to Shareholder as follows:

(a)    Buyer has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b)    Except for filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Government Entity is necessary for the execution of this Agreement by Buyer. Neither the execution and delivery of this Agreement by Buyer nor compliance by Buyer with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents of Buyer, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation of any kind to which Buyer is a party or by which Buyer or any of its properties or assets is bound, or (iii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Buyer or any of its properties or assets.

4.    Disclosure.    Shareholder hereby agrees to permit Buyer to publish and disclose in the Registration Statement and the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC), and in any press release or other disclosure document which Buyer reasonably determines to be necessary or desirable to comply with applicable law or the rules and regulations of The Nasdaq Stock Market in connection with the Merger and any transactions related thereto, Shareholder’s identity and ownership of Seller Common Stock and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement, provided that any public announcement or disclosure is made in accordance with the terms of the Merger Agreement.

5.    Voting Agreement.    Shareholder hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until the first to occur of the Effective Time or termination of this Agreement, Shareholder will appear (in person or by proxy) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Seller Common Stock, however called, or otherwise cause the Existing Shares then Beneficially Owned by Shareholder to be counted as present thereat for purposes of establishing a quorum, and (b) Shareholder will vote or provide a written consent with respect to the Existing Shares (or will cause the Existing Shares to be voted, or cause a written consent to be provided with respect to the Existing Shares) in favor of the Merger. Shareholder will also vote or provide a written consent with respect to the Existing Shares (or will cause the Existing Shares to be voted, or cause a written consent to be provided with respect to the Existing Shares) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Seller contained in the Merger Agreement. Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 5.

6.    Grant of Irrevocable Proxy; Further Assurances.

(a)    Shareholder hereby appoints Buyer and any designee of Buyer, and each of them individually, as such Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Existing Shares in accordance with Section 5. This proxy is given to Buyer to secure the performance of the duties of Shareholder under this Agreement. Shareholder shall promptly cause a copy of this Agreement to be deposited with Seller at its principal place of business. Shareholder shall take further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

(b)    The proxy and power of attorney granted pursuant to Section 6(a) by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

(c)    Shareholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Buyer the power to carry out and give effect to the provisions of this Agreement.

7.    Covenants.

(a)    Except for Encumbrances in existence as of the date hereof, Shareholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, it shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other agreement to Transfer any or all of the Existing Shares; provided, however, that Shareholder may Transfer any or all of its Existing Shares to any Person that agrees in writing to be bound by the terms of this Agreement and, with the consent of Buyer, may pledge or encumber any Existing Shares so long as such pledge or encumbrance would not impair any Shareholder’s ability to perform its obligations under this Agreement; or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

(b)    In the event of a stock dividend or distribution, or any change in the Seller Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Existing Shares” shall be deemed to refer to and include the Existing Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Existing Shares may be changed or exchanged or which are received in such transaction.

8.    Reasonable Efforts.    Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to effectuate the provisions by this Agreement.

9.    Termination.    This Agreement shall terminate on the earliest to occur of: (a) the termination of the Merger Agreement; (b) the agreement of the parties hereto to terminate this Agreement; or (c) the consummation of the Merger.

10.    Miscellaneous.

(a)    Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Buyer and Shareholder at any time prior to the Effective Time.

(b)    Any failure of Shareholder, on the one hand, or Buyer, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Buyer (with respect to any failure by Shareholder) or Shareholder (with respect to any failure by Buyer or Merger Sub), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10(b).

(c)    All notices and other communications hereunder shall be in writing and shall be delivered personally by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered or on the next business day following transmittal if sent by confirmed facsimile. Notices, including oral notices, shall be delivered as follows:

if to Shareholder, at the address set forth on the signature page, with a copy to:	Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900
Seattle, WA 98104
Telephone: 206-839-4320
Facsimile: 206-839-4301
Attention: Stephen Graham, Esq.

if to Buyer, or Merger Sub, to:	4810 Harwood Road
San Jose, CA 95124
Telephone: 408-979-6180
Facsimile: 408-979-6505
Attention: Timothy McGurran

with a copy to:	2675 Long Lake Road
St. Paul, MN 55113
Telephone: 651-628-6221
Facsimile: 651-628-2714
Attention: Mary Budge, Esq.

and	Heller Ehrman White & McAuliffe LLP
275 Middlefield Road
Menlo Park, CA 94025-3506
Telephone: 650 324-7000
Facsimile: 650 324-0638
Attention: Kyle Guse, Esq.

(d)    Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies hereunder upon any other person except the parties hereto.

(e)    This Agreement shall be governed by the laws of the State of Washington without reference to principles of conflicts of law.

(f)    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g)    In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties. In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

(h)    The article and section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. The word “including” shall be deemed to mean “including without limitation.”

(i)    This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

(j)    When used in this Agreement “law” refers to any applicable law (whether civil, criminal or administrative) including, without limitation, common law, statute, statutory instrument, treaty, regulation, directive, decision, code, order, decree, injunction, resolution or judgment of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, or agency.

(k)    Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages. Therefore, in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(l)    All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(m)    Notwithstanding any other provision of this Agreement (including, without limitation, Section 5 hereof), nothing contained in this Agreement shall bind or obligate Shareholder to act or refrain from acting in any capacity other than as a shareholder of Seller, it being expressly understood and agreed that this Agreement shall not bind or obligate Shareholder in his capacity as a director or officer of Seller.

(n)    Each party to this Agreement has been represented by counsel during the preparation and execution of this Agreement, and therefore waives any rule of construction that would construe ambiguities against the party drafting the agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this Voting Agreement, in the case of Buyer by its duly authorized officer, as of the date first above written.

SECURE COMPUTING CORPORATION

Shareholder Name

By:
Print Name:
Signature:	Print Title:

NUMBER OF OUTSTANDING SHARES BENEFICIALLY OWNED BY SHAREHOLDER:

NUMBER OF SHARES SUBJECT TO STOCK OPTIONS HELD BY SHAREHOLDER:

NUMBER OF SHARES SUBJECT TO WARRANTS HELD BY SHAREHOLDER:

ADDRESS OF SHAREHOLDER:

Exhibit B

ARTICLES OF MERGER OF

NITRO ACQUISITION CORP., a Washington Corporation

WITH AND INTO

N2H2, INC., a Washington Corporation

Pursuant to Section 23B.11.070 of the Revised Code of Washington (“RCW”), the undersigned corporation hereby executes the following Articles of Merger:

1.    Merger. The constituent corporations in the merger are Nitro Acquisition Corp., a Washington corporation, and N2H2, Inc., a Washington corporation. Nitro Acquisition Corp. shall be merged with and into N2H2, Inc., which shall be the surviving corporation.

2.    Agreement and Plan of Merger. The Agreement and Plan of Merger is attached to these Articles of Merger as Exhibit A.

3.    Shareholder Approval. The Plan of Merger was duly approved by the respective shareholders of N2H2, Inc. and the sole shareholder of Nitro Acquisition Corp., in each case pursuant to RCW 23B.11.030.

4.    Effective Time and Date. The merger shall become effective as of the time and date of the filing of these Articles of Merger with the Secretary of State of the State of Washington.

EXECUTED as of this         day of                 , 2003.

Surviving Corporation:

N2H2, INC. a Washington corporation

By:
Name:
Title:

Exhibit C

July 28, 2003

Secure Computing Corporation

4810 Harwood Road

San Jose, CA 95124

Ladies and Gentlemen:

The undersigned has been advised that as of the date hereof the undersigned may be deemed to be an “affiliate” of N2H2, Inc., a Washington corporation (“Seller”), as the term “affiliate” is defined for purposes of paragraph (c) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Pursuant to the terms of the Agreement and Plan of Merger, dated as of July 28, 2003 (the “Agreement”), among Secure Computing Corporation, a Delaware corporation (“Buyer”), Nitro Acquisition Corp., a Washington corporation, and Seller, at the Effective Time (as defined in the Agreement) Seller will become a wholly-owned subsidiary of Buyer.

As a result of the Merger (as defined in the Agreement), the undersigned will receive shares of Common Stock, par value $0.01 per share, of Buyer (“Buyer Common Stock”) in exchange for shares of Common Stock of Seller owned by the undersigned.

The undersigned hereby represents and warrants to, and covenants with, Buyer that in the event the undersigned receives any Buyer Common Stock in the Merger:

(A) The undersigned shall not make any sale, transfer or other disposition of the Buyer Common Stock in violation of the Act or the Rules and Regulations.

(B) The undersigned has carefully read this letter and discussed its requirements and other applicable limitations upon the undersigned’s ability to sell, transfer or otherwise dispose of the Buyer Common Stock, to the extent the undersigned has felt it necessary, with the undersigned’s counsel.

(C) The undersigned has been advised that the issuance of shares of Buyer Common Stock to the undersigned in the Merger is expected to be registered under the Act by a Registration Statement on Form S-4. However, the undersigned has also been advised that because (i) at the time of the Merger’s submission for a vote of the shareholders of Seller the undersigned may be deemed an affiliate of Seller, and (ii) the distribution by the undersigned of the Buyer Common Stock has not been registered under the Act, the undersigned may not sell, transfer or otherwise dispose of Buyer Common Stock issued to the undersigned in the Merger unless (a) such sale, transfer or other disposition has been registered under the Act, (b) such sale, transfer or other disposition is made in conformity with the volume and other applicable limitations imposed by Rule 145 under the Act, or (c) in the opinion of counsel reasonably acceptable to Buyer, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

(D) The undersigned understands that Buyer will be under no obligation to register the sale, transfer or other disposition of the Buyer Common Stock by the undersigned or on the undersigned’s behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(E) The undersigned understands that stop transfer instructions will be given to Buyer’ transfer agent with respect to the Buyer Common Stock owned by the undersigned and that there may be placed on the certificates for the Buyer Common Stock issued to the undersigned, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF A LETTER AGREEMENT DATED JULY 28, 2003, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF SECURE COMPUTING CORPORATION.”

It is understood and agreed that the legend set forth in paragraph E above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to Buyer (i) a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to Buyer to the effect that such legend is not required for purposes of the Act or (ii) reasonably satisfactory evidence or representations that the shares represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145.

Very truly yours,

Signature

Print Name

Acknowledged this      day of                                 , 2003.

SECURE COMPUTING CORPORATION

By:
Name:
Title:

APPENDIX B

UPDATA CAPITAL

July 28, 2003

CONFIDENTIAL

Board of Directors

N2H2, Inc.

900 Fourth Avenue, Suite 3600

Seattle, WA 98164 USA

Dear Members of the Board:

We understand that N2H2, Inc. a Washington corporation (“Seller”), Secure Computing Corporation a Delaware corporation (“Buyer”) and Nitro Acquisition Corp., a Washington corporation and wholly owned subsidiary of Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 25, 2003 (the “Agreement”), providing for the merger of Merger Sub with and into Seller (the “Merger”). Pursuant to the Merger, the separate corporate existence of Merger Sub shall cease and Seller shall continue as the surviving corporation and a wholly owned subsidiary of Buyer.

As more specifically set forth in the Agreement, and subject to the terms and conditions set forth therein, as of the Effective Time (as defined in the Agreement), each share of common stock, without par value, of Seller (“Seller Common Stock”), together with the Seller Rights (as defined in the Agreement), issued and outstanding immediately prior to the Effective Time, other than shares held in treasury or held by Buyer, Merger Sub, or any Subsidiary (as that term is defined in the Agreement) of Seller or Buyer, or shares as to which dissenters’ rights have been perfected, shall be automatically converted into (A) 0.0841 of a share of Buyer common stock, par value $0.01 per share (“Buyer Common Stock”) (the “Exchange Ratio”), and (B) cash in lieu of fractional shares of Buyer Common Stock, without interest.

You have requested our opinion as to the fairness from a financial viewpoint of the Exchange Ratio to the holders of shares of Seller Common Stock, as of July 28, 2003.

Updata Capital, Inc. focuses on providing merger and acquisition advisory services to information technology companies. In this capacity, we are regularly engaged in valuing such businesses. Pursuant to a letter dated November 22, 2002 (the “Engagement Letter”), we are engaged as financial advisors to Seller in connection with a sale of Seller, and will receive a fee upon consummation of the Merger, most of which is contingent upon such consummation of the Merger. The Engagement Letter further specifies that Seller has engaged us to render a fairness opinion to Seller’s Board of Directors in connection with a sale of Seller and we will receive a separate fee upon delivery of this opinion. Seller has agreed to indemnify us for certain liabilities arising out of our engagement and to reimburse us for certain out-of-pocket expenses.

In rendering our opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate. Among other things, we have:

1.	reviewed the most recent draft of the Agreement dated July 25, 2003 and certain related documents and based our opinion on our understanding that the terms and conditions therein will not materially change;

2.	reviewed certain publicly available financial statements and other business and financial information of Seller and Buyer, respectively;

3.	reviewed certain internal financial and operating information concerning Seller, including certain projections relating to Seller prepared by its management;

July 28, 2003

Board of Directors

4.	reviewed publicly available equity analyst research and projections regarding Buyer;

5.	discussed the operations, business strategy, financial performance and prospects of Seller and Buyer with senior executives of Seller and Buyer, respectively;

6.	discussed the strategic rationales of Seller and Buyer for the Merger with senior executives of Seller and Buyer, respectively;

7.	reviewed certain financial performance and trading data regarding Seller and compared them with similar data regarding public companies we deemed comparable in whole or in part to Seller;

8.	reviewed historical reported closing prices and trading activity for Seller Common Stock and Buyer Common Stock on the OTC Bulletin Board and NASDAQ, respectively;

9.	reviewed available information concerning other mergers and acquisitions of public companies we deemed comparable in whole or in part to the Merger;

10.	reviewed the pro forma impact of the Merger on operating margins and earnings per share for the combined company; and

11.	reviewed such other information, performed such other analyses and procedures, and considered such other factors as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or reviewed by us for purposes of this opinion. We have not assumed responsibility to verify, and we have not independently verified, any such information. We have assumed that financial projections and other information relating to the Merger provided to us by Seller, including without limitation certain estimates relating to the financial and operational benefits anticipated from the Merger, were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Seller management.

We have further assumed that the assumptions on which the foregoing are based were reasonable and that there has been no material change in the assets, financial condition or business prospects of Seller since the date of the most recent financial statements made available to us. We have neither made nor obtained an independent appraisal or valuation of any of the assets, liabilities or solvency of Seller or Buyer, we have not been furnished with any such appraisals, nor have we been requested to do, make or review any such valuation. In addition we have assumed that the Merger will be consummated in accordance with the terms set forth in the Agreement, including among other things, that the Merger will be treated as a reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

We do not express any opinion as to the prices at which Seller Common Stock and Buyer Common Stock will trade prior to the Merger or the prices at which Buyer Common Stock will trade subsequent to the Merger. For purposes of this opinion, we have assumed that neither Buyer nor Seller is currently involved in any material transaction other than the Merger and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be reasonably evaluated as of the date of this opinion. Any change in such conditions may impact this opinion and we expressly disclaim any obligation to update or supplement this opinion or to provide notice of any such changes.

It is understood that this letter is for the information of the Board of Directors of Seller in connection with its consideration of the Merger, is confidential, and may not be used or reproduced in whole or in part for any

July 28, 2003

Board of Directors

other purpose without our prior written consent, except that this letter may be included in its entirety in a proxy statement in respect of this transaction filed with the Securities and Exchange Commission and mailed by Seller to its shareholders. It is also understood that we are not expressing a view as to the business merits of the Merger, or as to the merits of the Merger over any other alternative transactions that may be available to Seller. Furthermore, this opinion does not constitute a recommendation to any of Seller’s stockholders as to how any such stockholder should vote on the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Agreement is fair, from a financial point of view, to Seller’s stockholders.

Very truly yours,

/s/    UPDATA CAPITAL, INC.

Updata Capital, Inc.

APPENDIX C

WASHINGTON BUSINESS CORPORATION ACT

CHAPTER 23B.13

DISSENTERS’ RIGHTS SECTIONS

23B.13.010	Definitions.

23B.13.020	Right to dissent.

23B.13.030	Dissent by nominees and beneficial owners.

23B.13.200	Notice of dissenters’ rights.

23B.13.210	Notice of intent to demand payment.

23B.13.220	Dissenters’ rights—Notice.

23B.13.230	Duty to demand payment.

23B.13.240	Share restrictions.

23B.13.250	Payment.

23B.13.260	Failure to take action.

23B.13.270	After-acquired shares.

23B.13.280	Procedure if shareholder dissatisfied with payment or offer.

23B.13.300	Court action.

23B.13.310	Court costs and counsel fees.

23B.13.010    Definitions.

As used in this chapter:

(1)    “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2)    “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3)    “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)    “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)    “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)    “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)    “Shareholder” means the record shareholder or the beneficial shareholder.

23B.13.020.    Right to dissent.

(1)    A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a)    Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b)    Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c)    Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d)    An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or*

(e)    Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2)    A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)    The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a)    The proposed corporate action is abandoned or rescinded;

(b)    A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c)    The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

*	Effective as of July 27, 2003, subparagraph (d) was amended in its entirety of read as follows: “(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other considerations other than shares of the corporation; or”

23B.13.030.    Dissent by nominees and beneficial owners.

(1)    A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2)    A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a)    The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b)    The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200.    Notice of dissenters’ rights.

(1)    If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2)    If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in

RCW 23B.13.220. 23B.13.210.    Notice of intent to demand payment.

(1)    If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2)    A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.220.    Dissenters’ rights—Notice.

(1)    If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2)    The notice must be sent within ten days after the effective date of the corporate action, and must:

(a)    State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b)    Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c)    Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)    Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e)    Be accompanied by a copy of this chapter.

23B.13.230.    Duty to demand payment.

(1)    A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2)    The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)    A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.240.    Share restrictions.

(1)    The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)    The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250.    Payment.

(1)    Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2)    The payment must be accompanied by:

(a)    The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)    An explanation of how the corporation estimated the fair value of the shares;

(c)    An explanation of how the interest was calculated;

(d)    A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e)    A copy of this chapter.

23B.13.260.    Failure to take action.

(1)    If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)    If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270.    After-acquired shares.

(1)    A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)    To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

23B.13.280.    Procedure if shareholder dissatisfied with payment or offer.

(1)    A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a)    The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b)    The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c)    The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)    A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23B.13.300.    Court action.

(1)    If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)    The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)    The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)    The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)    The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)    Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310.    Court costs and counsel fees.

(1)    The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2)    The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)    Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b)    Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)    If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Registrant’s restated certificate of incorporation, as amended, limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant’s bylaws provide that the directors and officers will be indemnified to the fullest extent authorized by the Delaware General Corporation Law with respect to third-party actions, suits, investigations or proceedings provided that any such person has met the applicable standard of conduct set forth in the Delaware General Corporation Law described below. The Registrant’s bylaws further provide that the eligibility of directors and officers for indemnification with respect to actions or suits will be determined by either (i) the stockholders, (ii) a majority vote of the directors who are not parties to the actions or suits, or (iii) if there are no such directors or if such directors so direct or if there has been a change of control, by written opinion of legal counsel. The Registrant’s bylaws allow the Registrant to pay all expenses incurred by a director or officer in defending any such proceeding, as such expenses are incurred in advance of its final disposition, upon an undertaking by such party to repay such expenses, if it is ultimately determined that such party was not entitled to indemnity by the Registrant. From time to time, officers and directors may be provided with indemnification agreements that are consistent with the foregoing provisions and, to the extent such officers and directors serve as officers or directors of subsidiaries of the Registrant, consistent with the indemnification provisions of the charter documents of such subsidiaries. The Registrant has policies of directors’ and officers’ liability insurance which insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. The Registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

Section 145 of the General Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number		Description
2.1		Agreement and Plan of Merger, dated as of July 28, 2003, by and between Secure Computing Corporation, N2H2, Inc. and Nitro Acquisition Corp. (included as Appendix A to the proxy statement/prospectus included in this Registration Statement).

5.1	*	Opinion of Heller Ehrman White & McAuliffe LLP as to the validity of the shares being issued.

8.1	*	Opinion of Heller Ehrman White & McAuliffe LLP as to certain tax matters.

8.2	*	Opinion of Orrick, Herrington & Sutcliffe LLP as to certain tax matters.

23.1		Consent of Ernst & Young LLP.

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Exhibit Number		Description
23.2		Consent of PricewaterhouseCoopers LLP.

23.3	*	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibits 5.1 and 8.1 hereto).

23.4	*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 8.2 hereto).

23.5		Consent of Updata Capital, Inc.

24.1		Powers of Attorney (included on signature page to registration statement).

99.1		Form of N2H2, Inc. Proxy Card.

*	To be filed by amendment.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(a)    That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c)    That every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on August 8, 2003.

SECURE COMPUTING CORPORATION

By:	/s/ JOHN E. MCNULTY

John E. McNulty Chief Executive Officer

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John E. McNulty and Timothy J. Steinkopf, or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated as of August 8, 2003.

Signature	Title

/s/ JOHN E. MCNULTY John E. McNulty	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ TIMOTHY P. MCGURRAN Timothy P. McGurran	President, Chief Operating Officer and Director

/s/ TIMOTHY J. STEINKOPF Timothy J. Steinkopf	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ ROBERT J. FRANKENBERG Robert J. Frankenberg	Director

/s/ JAMES F. JORDAN James F. Jordan	Director

/s/ STEPHEN M. PURICELLI Stephen M. Puricelli	Director

/s/ ERIC P. RUNDQUIST Eric P. Rundquist	Director

/s/ ALEXANDER ZAKUPOWSKY, JR. Alexander Zakupowsky, Jr.	Director

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